

Citigroup Global Markets Europe AG

Frankfurt am Main

Management Report and Annual Financial Statements as of December 31, 2025

Citigroup Global Markets Europe AG, Frankfurt am Main

Management Report for Fiscal Year 2025

Table of Contents

Table of Contents

1 Background Information about Citigroup Global Markets Europe AG (CGME)

Background Information about the Bank

1.1 Business Model

Citigroup Global Markets Europe AG (CGME), headquartered in Frankfurt am Main, is a CRR credit institution (in accordance with Art. 4 sec. 1 Para. 1 (b) CRR[1] in conjunction with sec. 32 Para. 1 Sentence 3 German Banking Act "KWG"). Its business activities focus on offering comprehensive financial services as a broker-dealer to clients in the European Economic Area (EEA) and offering access to international capital markets. CGME is headquartered in Frankfurt am Main, with branches in Paris, Milan, and Madrid. Furthermore, it has a non-regulated branch in London.

CGME's business model is tailored to the product and service requirements of its clients and benefits from its integration into Citigroup's worldwide network, which has a presence in over 90 countries and jurisdictions.

CGME's activities are fully integrated into Citigroup's global platform. To ensure optimal client service, CGME works closely with Citibank Europe plc. Dublin (CEP) in Ireland and other affiliated Citigroup entities. This enables a holistic client approach, making the entire range of Citigroup's product capabilities accessible to clients. CGME's strategy is based on these principles and, with regard to trading venues and central counterparties, on providing EEA clients with access to global markets and global clients with entry into European markets.

CGME's business activities focus on the EEA, with client-related services and financial products being oriented, among others, towards its sole shareholder "Citigroup Global Markets Limited, London/UK" (CGML).

CGME's target clients include significant publicly listed national and multinational companies across industries, as well as comparable privately owned companies and enterprises with a private shareholder base. Moreover, CGME maintains active client relationships with Germany's largest banks (private and commercial banks, public sector institutions), asset managers, pension/hedge funds and insurance companies. It also services sovereign and public sector institutions. CGME facilitates services and solutions for other companies within Citigroup. A significant part of its business activities consists of serving numerous subsidiaries of internationally active groups that maintain business relationships with other Citigroup companies in their home countries. In its role as strategic hub, CGME also supports a small percentage of clients from non-EEA countries, such as Switzerland.

The **focus of CGME's business activities** lies in the following business areas:

- "Banking" (Investment Banking),
- "Markets" and
- "Research".

These business areas offer clients the following product-oriented financial services:

[1] CRR = Capital Requirements Regulation (Regulation (EU) No 575/2013)

Background Information about the Bank



CGME Capabilities & Product Offering
Key Target Market Client Segments
Markets[1]
Investment Banking
Others
Product
Equities
(incl. Futures and Derivatives Clearing)
Rates
Spread Products
Markets Treasury & Financing
(incl. Fixed Income Finance)
Foreign Exchange
Commodities
M&A Advisory
ECM Underwriting
DCM Underwriting
Research
Registrar Business[2]
Sales & Client Coverage
Investor Sales
Corporate Sales
Investment Banking Coverage
Corporates
Financial Institutions
Institutional Investors
(Asset Managers, Insurance Companies, Financial Sponsors, etc.)
Public Sector Entities
(Governments, Public Authorities, Municipalities)

[1] Die Märkte umfassen auch den XVA-Handel, der für die Preisgestaltung und Verwaltung von XVA zuständig ist, mit dem Hauptziel, eine profitable Marktgestaltung für die jeweiligen Produkte als Ganzes zu ermöglichen, anstatt erhebliche kurz- oder langfristige Gewinne auf eigenständiger Basis zu erzielen.
[2] Das Registriergeschäft, das derzeit noch Teil von CGME ist, umfasst lediglich das Abwicklungsgeschäft des Registrars. Die Citigroup Europe Plc. (CEP) Deutschland wird die Vertragspartei für Neugeschäfte sein.

"Markets" Business Segment

The “**Markets**” division covers Trading and Sales activities. The cross-segment products and services of "Markets" business area, which are tailored to the respective client requirements, can generally be classified as follows:

Product	Description (among others)
Global Rates	• Trading in highly liquid and derivative interest-bearing financial products, including government and other bonds, interest and cross-currency swaps as well as other derivative and exotic products
Markets Treasury and Financing	• Securities financing
Spread Products	• Trading in “investment grade”, “high-yield and distressed bond” markets as well as credit derivatives and structured credit products
Equities	• Trading in listed stocks, ETFs, convertible bonds, structured products, exchange traded and OTC derivatives • Equity financing • Futures and derivatives clearing
Commodities	• Trading in spot products as well as OTC derivatives (e.g., swaps, options, forwards, swaptions) with commodities as underlyings (e.g., metals, electricity, gas, coal, oil)

"Investment Banking" Business Segment

The "**Investment Banking**" business segment includes all advisory activities within the scope of capital market-oriented equity and debt measures ("Equity Capital Markets" and "Debt Capital Markets") as well as in connection with mergers and acquisitions ("Mergers & Acquisition; M&A").

The cross-segment products and services of the "Investment Banking" business area, which are tailored to the respective client requirements, can generally be classified as follows:

Product	Description (among others)
Mergers & Acquisition - Transactions (“M&A”)	• Negotiation and structuring of corporate acquisitions and participations • Support and assistance for clients throughout the entire transaction process • Market exploration and identification of potential acquisition targets • Implementation of defensive measures and support for the company in defense • mandates in the event of takeover bids or hostile takeover attempts
ECM Underwriting	• Advisory and execution of Equity Capital Markets (ECM) transactions, such as Initial Public Offerings (IPOs), capital increases, and placements of shares • Assumption of placement guarantee for issued securities
DCM Underwriting	• Advisory and execution of Debt Capital Markets (DCM) transactions, such as the issuance of bonds and other debt securities • Assumption of placement guarantee for issued debt securities

"Research" Business Segment

Independent Research (“IR”) is a separate business unit that produces independent research and supports various Citi businesses including Markets, Banking and Wealth but operates independently from these business segments to minimize perceived, potential and/or actual conflicts of interest. The IR business involves the preparation of research reports by Equity Research groups and the Global Strategy and Macro Group (GSMG). Equity Research currently includes Fundamental Equity Research, Equity Strategy, and Equity Quantitative Analysis. GSMG currently includes Commodities, Economics, Emerging Market Strategy, Global Macro, Global Rates, FX and Global Spread Products (which includes Credit Strategy, and Securitized Products Strategy) which are equally disseminated to clients through “CitiVelocity”.

Desk Mapping Review (DMR)

Due to the United Kingdom's exit from the EU single market, the ECB conducted a "Desk Mapping Review" (DMR) at CGME in 2023. The objective was to review the booking and risk management procedures in the trading areas of "Market Making," "Treasury," and "Valuation Adjustments for Derivatives" to determine the adequacy of governance and risk management. Based on the results, CGME expanded its activities in the areas of "Trading" and "Market Risk Management" for selected products as a "Risk Hub." A corresponding Operating Plan was submitted to the ECB on March 15, 2024, and was fully implemented in 2025.

Global Revenue Attribution (GRA)

Since clients are, as far as possible, serviced in their country of residence within Citigroup's global strategy, significant portions of CGME's revenues stem from intercompany charges ("Global Revenue Attribution," "GRA"). The brokered transactions are recorded by other legal entities of Citigroup and therefore are not directly reflected in CGME's accounting. The services provided by CGME are remunerated via a transfer pricing model.

1.2 Objectives and Strategies

1.2.1 General Information

CGME pursues a business strategy designed for a period of three years. This strategy is reviewed by the Management Board at least quarterly and adjusted as needed. A mechanism for monitoring ad-hoc triggers is also implemented to allow for a short-term review and adjustment of the data considered in the strategic plan, should this become necessary due to unforeseen events.

Regarding forward-looking statements and forecasts, individual statements and forecasts within this management report are "forward-looking" and reflect the current expectations of CGME's Management Board. However, these are subject to uncertainties and potential changes, particularly concerning external framework conditions and their impact on the global economy, including goods and financial markets.

The actual economic results, as well as the capital and other financing conditions of CGME, may differ significantly from the statements and information contained in the current strategic plan. Key influencing factors include:

- **Geopolitical Events:** In particular, the economic, social, and societal consequences of geopolitical risks (Russia/Ukraine, Iran, Greenland, Venezuela, etc.) can have far-reaching effects on the oil-producing countries in the region, the global world order, and thus also on the economies of the European Union. Geopolitical risks are potential threats to states, companies, or societies caused by conflicts, shifts in power, resource scarcity, or instabilities in the international environment. Such events can directly impact supply chains, raw material prices, market structures, and investment decisions. CGME continuously monitors the effects of geopolitical crises on trading book exposures and credit risks through portfolio simulations and stress tests.

- **Macroeconomic Uncertainties:** These influence capital markets in complex ways. The global economy has shown impressive resilience in recent years and is expected to maintain solid performance over the next two years, despite significant risks. Technological advancements, especially in communication and access to information, contribute significantly to the resilience of the global economy by enabling companies to react quickly and smoothly to a variety of shocks.

- **Central Bank Policy:** Central banks worldwide are striving to control inflation and ensure economic stability to mitigate the risk of a potential recession. Many central banks have lowered key interest rates, with 17 major central banks expected to cut rates in 2026, while seven leave them unchanged and only three raise them. The European Central Bank (ECB) is expected to leave interest rates unchanged in 2026.[2]

- **Further risks** could challenge our outlook – these include a contraction of the AI sector, burdens from high national debt, and omnipresent geopolitical tensions. Furthermore, the weakness in the US labor market could deepen, and the impact of tariffs could still be greater than we anticipate. These challenges are very present in our considerations. Nevertheless, they do not appear to us to be more immediate or severe than those the global economy has successfully faced in recent years.[3]

CGME does not assume any obligation beyond legal requirements to update the forward-looking statements made in this management report.

1.2.2 Fundamental strategic objectives

Basic Principles of Our Corporate Policy

CGME is integrated into Citigroup's global network and aims to build a competitive and sustainable presence in the EEA, enabling Citi to best serve its clients in and from the EEA. This business strategy is based on Citi's over 100 years of presence in Europe and is strongly shaped by Citi's post-Brexit strategy and the associated regulatory requirements.

The fundamental principles of the corporate policy and the fields of activities established for the entire group lead the CGME business strategy, which – together with its own economic efficiency goals – is basically client-oriented. It is based on positioning the individual business divisions, “Banking” and “Markets”, to accord with the client product and service needs and market conditions while factoring in the relevant external environment, the regulatory requirements and the competition. The business activities are supported by independent research services in relation to published views on financial products and country-related and market-sector-related developments.

The definition of our business strategy additionally follows the following global principles:

- **Performance Enhancement:** Intensifying performance, increasing returns and revenue, and enhanced discipline in the use of corporate resources (especially capital and personnel). This also includes the integration of AI into our customer service.

[2] Citi Research „Global Economic Outlook & Strategy”, 15th January 2026, page 5.
[3] Citi Research „Global Economic Outlook & Strategy”, 15th January 2026, page 1.

- **Optimized Business Structure:** Focus on the advantages of our optimized business structure, which enables faster decision-making and simpler implementation of the transformation.
- **Continuous Improvements:** Ongoing optimization of our controls, compliance, data, and systems for risk management, including the further development of our Manager's Control Assessment (MCA) program.
- **Culture of Success:** Fostering a performance culture and promoting collaboration across business segments.

Business Strategies and Sub-objectives

Compared to the previous year, CGME's strategy for the years 2026-2028 remains fundamentally unchanged. The focus is on further development and deepening of a competitive and sustainable presence within the EEA, to offer clients the best possible service. To achieve the fundamental strategic objectives:

- "Ensuring the sustainability of our business model"
- "Improving profitability" and
- "Further strengthening the risk and control environment"

CGME implements, among other things, long-term strategic initiatives and projects. The overall strategy of CGME with the derived sub-strategies and measures is presented in the following overview:


Vision
"Be the preeminent banking partner for clients with cross-border needs and
a global leader in wealth management and a valued personal bank in our home market"
Strategy Statement 2026 - 2028
Citi's key Corporate Chain Entity operating in and from Europe to best serve EEA target market clients and provide them with access to Citi`s global products capabilities and global clients access to European products whilst leveraging the scale and expertise of Citi`s global operations
WHAT
Strategic Priorities
Clients
Focus on clients, pursue growth and strengthen market position in key EEA countries
Business Model
Execution of CGME's plan and delivery of sustainable business model
Regulatory Excellence
Successful execution (and remediation) of regulatory exams Strong relationships with regulators
MCA, Transformation, ESG, DORA
Full adoption of new MCA framework, transition of CO into BAU, ESG/DORA exec.
Risk & Controls
Proactive management of risks within appetite, enforcement of risk culture, introduction of KCI
Effective Governance
Strengthen internal governance and support agile decision-making
Talent & Culture
Enforcing culture of excellence, embracing change, invest in Talent, maintain good VOE results
HOW
How
Successfully execute strategic initiatives and regulatory projects
Strengthen risk management, risk culture, controls and internal Governance
Hire new/develop talent, ensure adequate knowledge and functional capabilities
Focus on clients' needs, create sustainable value, be innovative, question status quo, simplify, be agile
Engage and manage internal and external stakeholders
Shared Values
Citi Leadership Principles and Behaviour
We take ownership
we challenge one another to a higher standard in everything we do
We deliver with pride
We strive for client excellence, controls excellence and operational excellence
We success together
Measurement
CGME Legal Entity Scorecard
CGME's Strategic Goals are measured within the four pillars Client/Franchise, Financial, Risk & Controls and Leadership.
Client/Franchise
Client KPIs for Markets and Investment Banking
Develop Diverse Talent
Financial
Deliver the Plan (incl. economic sustainability and ratios)
Strategic Risk RAS metrics
Risk & Controls
Deliver on 2026 requirements for CO
Regulatory Excellence
Full adoption of enhanced MCA
Risk & Control KPIs
Leadership
VoE Indices (enable Citi cultural transformation)
Diversity Indices
Key Culture Indicators

Regarding the individual **Business Segments** and the related structural and organizational areas, the following **strategic objectives** with key measures have been defined:

- **CGME Business Model**
  - **Content of the Strategic Objective**
    - Ensuring a profitable and sustainable business model
  - **Key Sub-objectives and Measures**
    - Gaining market share from existing clients and acquiring new clients to maintain and strengthen the existing market position

- ❖ Implementation of the financial plan
- ❖ Continued operational implementation of the requirements of the DMR
- ❖ Streamlining & simplification of existing processes

- **"Investment Banking" Business Segment**
  - **Content of the Strategic Objective**
    - ❖ Alignment with the global strategy of the Investment Banking division - achieving a top 3 placement in the Dealogic rankings
    - ❖ Further improving market position against competitors, measured by a monthly monitored "Share-of-Wallet" for the "Investment Banking" business segment
    - ❖ Achieving a defined operational profitability
  - **Key Sub-objectives and Measures**
    - ❖ Focus on large M&A and sell-side transactions, important corporate clients with frequent mandates
    - ❖ Expansion of activities in Sponsor M&A and debt financing solutions (offering advisory services as well as providing access to capital markets for acquisition sponsors such as private equity firms, venture capitalists & hedge funds)
    - ❖ Exploration of alternative financings, IPO campaigns, dialogue for secondary market targets
    - ❖ Selective expansion of focus on previously uncovered client groups and consistent improvement of the client experience with Citi and its related processes
    - ❖ Promoting growth through a multi-faceted approach that focuses on strategic priorities, closing critical gaps, developing talent, and strengthening internal collaboration.

- **"Markets" Business Segment**
  - **Content of the Strategic Objective**
    - ❖ Organic growth in the business segment in both client coverage and trading activities
  - **Key Sub-objectives and Implementation Measures**
    - ❖ Focus on trading profitability
    - ❖ Focus on share of wallet
    - ❖ Focus on talent management
    - ❖ Focus on resource optimization
    - ❖ Simplification of processes

- **Strengthening Own Governance Structures**
  - **Content of the Strategic Objective**
    - ❖ Strengthening internal governance processes to support agile decision-making
  - **Key Sub-objectives and Implementation Measures**
    - ❖ Ongoing monitoring of the group-wide implementation measures of relevant sections of CRD VI Art. 21c

- **Close Collaboration with Supervisory Authorities**
  - **Content of the Strategic Objective**
    - ❖ Successful execution of regulatory reviews (FRTB OSI, Geopolitical Stress Tests, SREP) and ensuring the remediation of deficiencies from previous reviews and onsite inspections
    - ❖ Maintaining strong relationships with supervisory authorities

- **Key Sub-objectives and Implementation Measures**
  - Successful implementation of regulatory requirements for a CRR credit institution

- **Risks & Controls Management**
  - **Content of the Strategic Objective**
    - Improvement of the Citi control environment
  - **Key Sub-objectives and Implementation Measures**
    - **Timely remediation of deficiencies** from previous regulatory reviews
    - Ensuring the timely **self-identification of problems**
    - Full implementation of the new **MCA framework** (Manager's Control Assessment) across business areas
    - Ongoing implementation and adoption of the group-internal European **Transformation Plan** into the daily business of CGME
    - Continued implementation of the Basel Committee's "Principles for effective risk data aggregation and risk reporting" (**BCBS-239 Plan**) including, among other things, the expansion of local data processing systems and governance measures; remediation of deficiencies from Data Onsite 2025 and **implementation of the RDARR Remediation Plan**
    - Regular **review and expansion of IT processes and systems** considering the regulatory requirements of DORA in connection with cybersecurity, ICT risks (Information Communication Technology), and digital operational resilience
    - Ensuring the implementation of other relevant **key regulations**: compliance with ESG (including Prudential Transition Plan), CRD VI Art 21c; remuneration, EU AI Act; full implementation of the ECB RDARR Guideline.

- **Culture and Personnel Strategy**
  - **Content of the Strategic Objective**
    - Implementation of a new culture of excellence supported by the group-wide risk culture
  - **Key Sub-objectives and Implementation Measures**
    - Definition of risk culture indicators and updating the own gap analysis to the new ECB guide on Risk Culture
    - Continuous focus on attracting and developing talent in the individual business areas
    - Ensuring the necessary professional knowledge and competencies of employees, including management bodies
    - Maintaining good Voice of Employee surveys
    - Ongoing monitoring of diversity goals

Financial and Non-Financial Performance Indicators

Based on the individual strategic plans for the years 2026 to 2028, the following **essential financial and non-financial performance indicators** are defined and regularly monitored within a scorecard model:

- ***Financial Performance Indicators, in particular***
  - Entity Operating Efficiency[4]
  - Investment Banking Operating Efficiency
  - Markets Revenue / Risk Weighted Assets Ratio
  - Market share of the Markets and Banking business areas within the EEA (each measured by the respective business-segment-related key figure "Share of Wallet"; "SOW"[5])
  - Return on Equity (RoE)[6]

[4] Operating Efficiency: Ratio of expenses before income taxes to revenues
[5] (Percentage) share of revenues generated from a specific product or service category compared to the customer's total expenditure in that product or service segment
[6] Return on Equity (RoE): Ratio of net income to balance sheet equity

- Return on Assets (RoA)[7]
- Core Revenue to Assets Ratio (CRaR)[8]
- Net Income

Within the ICAAP dashboard, further key figures are monitored, including:

- Common Equity Tier 1 Ratio (CET 1)
- Liquidity ratios "Liquidity Coverage Ratio" and "Net Stable Funding Ratio" according to CRR requirements

- ***Non-Financial Performance Indicators***
  - Improvement of the control environment through timely implementation of corrections to address essential regulatory audit findings[9]
  - Conducting annual employee surveys with thematic focuses on "Engagement," "Belonging," "Leadership Principles Index" and comparison with scorecard target values
  - Promotion of diversity concepts, including by creating a balanced gender diversity at individual management levels.

1.2.3 Markets Division

Within **"Markets"**, CGME provides, inter alia, sales services, trade execution and risk management solutions to its clients and offers global Citi clients indirect access to EEA markets through established financial markets infrastructure, across asset classes and business lines:

- **Equities (incl. Futures and Derivatives Clearing)** – CGME offers sales service and trading including (but not limited to) for listed stocks, ETFs, convertible bonds, structured products, exchange traded and OTC derivatives, securities financing as well as futures and derivatives clearing (FDC).

  CGME issues leveraged products in Hong Kong. The securities reference primarily shares, share indexes, and exchange-traded funds (or other underlying asset as we may propose to reference). The publicly offered securities are listed on exchange(s) and are sold exclusively over stock exchange(s). The European warrants business is in wind down.

- **Global Rates** – CGME offers sales service and trading in 2 product categories:
  - **Securities:** Global Bonds, Medium Term Notes ('MTNs'), Covered Bonds, Inflation-linked bonds, Pfandbriefe
  - **Derivatives:** Interest Rate Swaps, Swaptions, Forwards, Cross-currency swaps, Overnight Index Swaps ('OIS'), Caps and Floors, Inflation Swaps, Interest rate Exotics (o/w Range accruals)

- **Markets Treasury & Financing (previously known as Fixed Income Finance)** – CGME offer Client Financing (market making) in Secured Financing Transactions and Firm funding, sourcing finance to cover CGME's long and short inventory. The desk is also a key partner for CGME's Treasury function in the management of CGME's liquidity requirements and is responsible for the execution of funding transactions and the management of FX exposures arising from the entity's business activities and end of day cash positions.

- **Foreign Exchange** – CGME offers sales service and trading including (but not limited to) for foreign exchange spot and derivatives.

- **Spread Products** – CGME offers sales service and trading including (but not limited to) for investment grade, high-yield and distressed bond markets as well as credit derivatives and structured credit products.

[7] Return on Assets (RoA): Ratio of net income to total assets
[8] Core Revenue to Assets Ratio (CRaR): Ratio of total revenues to total assets
[9] Performance indicator will be used for control for the first time in 2025

- **Commodities** – CGME offers sales service and trading including (but not limited to) for spot products as well as OTC derivatives (e.g., forwards, swaps, options) with commodities as underlying (e.g., metals, electricity, gas, coal, oil).

Markets is positioned first and foremost to support the needs of clients in the EEA on transactions with an EU-licensed CRR credit institution, specifically to allow clients to interact with a European-wide CRR credit institution.

The product portfolio includes both structured financial instruments and simple flow transactions. The issuance of warrants or certificates in Europe is being discontinued remaining under wind-down until 2026. Several trading desks have been opened in CGME in 2025, as response to the Desk Mapping Review letter received from the European Central Bank on 15th December 2023: EEA Equity Cash High Touch, EEA Strategic Equity Solutions, EUR Investment Grade Corporate Bonds, Markets Treasury & Financing. Trading desk would generate P&L and attract costs to CGME.

Markets is mostly volume-driven and is a business division with partly low margin flow. Uncertainty surrounding macroeconomic and geopolitical developments, could increase the risk of lower client or transaction volumes in certain products and increase activities in others.

1.2.4 “Investment Banking” Division

The “Investment Banking” business division encompasses advisory work for clients (e.g., companies, financial institutions, the public sector) across all products by coordinating activities of all products and services to which these clients avail themselves with Citigroup throughout the world. In doing so, the Investment Banking Division advises companies on planned mergers and acquisitions (M&A) and in connection with the issuance of equity or debt instruments. The work of the “Banking” Division also includes arranging corporate financing in the form of syndicated and bilateral loans. The “Capital Markets” business field is organizationally divided into the “Equity Capital Markets” (ECM) and the “Debt Capital Markets” (DCM) segments.

Based on its long-standing and ongoing client relationships, the “Investment Banking” division is in a position to offer clients a comprehensive product portfolio through its close cooperation with the “Markets” division and the “Corporate Banking” division in other Citigroup entities.

CGME’s Investment Banking business closely aligns with Citigroup Investment Banking’s global strategy and aims to be a Top 3 bank for clients with M&A advisory or needs to access the capital markets for debt or equity financing. CGME offers institutional clients a broad spectrum of advisory and financial services, whereby CGME draws on Citigroup's global presence worldwide.

The episodic business encompasses primarily advisory services in the areas of M&A and underwriting for purposes of generating equity capital (ECM) and the issuance of debt instruments (including initial public offerings). Given the great significance of these episodic transactions, the “Investment Banking” division is highly influenced by macroeconomic trends, the geopolitical environment and global financial markets. The business and earnings development are therefore generally cyclical.

With a Market Share of 5.9% as of 2025, CGME has already assumed an important role among banks focusing on “corporate finance”. The emphasis has been directed towards expanding this strategic positioning by strengthening the market position among institutional clients in the European Economic Area. The foreign branches of CGME have thereby acquired an important function.

In order to be able to cover the future financing needs of the target clients, the following strategic measures, among others, were established:

- Improvement of the CGME rankings in the European Economic Area – specifically in the countries in which CGME is not yet one of the top three institutions
- Gaining greater market share to improve our profitability
- Positioning CGME as a trusted advisor for large, complex and franchise-defined transactions.

1.2.5 Research

The provision of independent research services within EU Member States is made available by CGME to clients in the EU. The strategic approach envisions, among other things, that on the basis of the Terms of Business agreed between CGME and clients, services will be provided by analysts employed by CGME in the individual countries based on the existing national rules. This service provision is supported by an outsourcing arrangement to Citigroup affiliates outside the EU area (CGML, CGMI as well as affiliates in Asia, India and Australia).

Independent Research product is accessible by clients based in an EU country via the “CitiVelocity” platform as well as other third party distribution channels (e.g., Bloomberg). This includes, inter alia, research services and investment recommendations in connection with fundamental equity and macro views encompassing debt, foreign currency and derivative products. In addition, analysts are available to clients to provide their published views.

1.2.6 Environmental Social Governance- (ESG-) Strategy

Group Strategy

Citi has identified sustainability-related topics that it believes are of interest to its business, colleagues, clients and communities. They include sustainable finance, environmental impact and climate risk, strengthening communities, human capital management and responsible business — all of which contribute to Citi’s business objectives.

At ultimate-parent company level, Citi has a group-wide commitment to achieving net zero GHG emissions for operational emissions by 2030 and for its financing by 2050. Citi’s steps toward its group-level net zero goal have focused on its banking activities, setting interim targets for ten key sectors and facilitated emissions from debt and equity capital markets activities for the energy, power and auto-manufacturing sectors. In 2021, Citi established its goal to finance and facilitate $1 trillion in sustainable finance by 2030 and continues to make progress towards the goal. Citi has a number of teams that can support clients in their low-carbon transition efforts, including Industry Coverage teams, Sustainability and Corporate Transitions, Sustainable Debt Financing and the Markets business.

CGME Strategy

As a subsidiary of Citi, CGME’s activities may be in the scope of the group-wide commitments mentioned above, although CGME has not set legal entity targets with regard to these.

For CGME, sustainability includes integrating relevant commitments and priorities into its business and risk strategy, while consistently following the group strategy, goals and enterprise-wide risk management frameworks and policies.

CGME’s approach to climate-related opportunities and risks reflects the overall business strategy for CGME.

- **Investment Banking:** In Investment Banking, Citi continues to work with its clients across a range of sectors, finding opportunities to engage in pursuing the development and growth of clean energy technologies. The Debt Capital Markets business continues to support clients’ issuance of sustainability-labelled bonds, which may be counted towards Citi’s $1 trillion Sustainable Finance goal.
- **Markets:** CGME Markets provides market access to global asset classes and hedging solutions which support clients in expressing their ESG views and managing ESG risks. Markets has a product-led dialogue based on client solutions to risks that may evolve due to sustainability-related issues. Markets' offering is guided by client needs and preferences, market dynamics, risk appetite, and returns.

1.3 System of Controls

Value-Oriented Management Concept

CGME's corporate management is based on a **value-oriented management concept**. This concept ensures that the risks assumed by the business segments are consistent with external and internal risk-bearing capacity guidelines and that an adequate return on capital is achieved in the long term. CGME regularly reviews and optimizes the allocation of scarce resources to its business units and proactively adapts its business strategy to changing market conditions to enhance corporate value in the long term.

Management Metrics („Steuerungsgrößen“)

The key management metrics for CGME are based on US GAAP accounting. An integral part of management is the regular analysis of risk-bearing capacity and the determination and management of the **financial performance indicators** for CGME mentioned in the scorecard. These are regularly reviewed by the Management Board, and corrective measures are introduced in case of deviations.

Risk-bearing capacity is determined in accordance with the principles of the Minimum Requirements for Risk Management (MaRisk) of the Federal Financial Supervisory Authority (BaFin). In this process, identified and quantified risks are compared with the risk coverage potential. Risk-bearing capacity is given if CGME's material risks, taking into account risk concentrations, are covered at all times by the risk coverage potential.[10] By setting individual risk limits, the exceeding of which triggers escalation processes, it is ensured that the risk-bearing capacity corresponds to business development throughout the financial year. This allows for early identification of counteracting developments and the implementation of appropriate corrective measures.

Another management element, as in the previous year, is CGME's **market positioning** in episodic business. This is defined using "Dealogic Rankings," considering both the overall market and the market covered by Citigroup. For Markets activities, another indicator has been added showing the market positioning (Share of Wallet) for the Financial Institution client segment. Data are provided by „Coalition“ on a bilateral basis (no public data) and are indicative, as various assumptions and carve-outs are performed.

Headcount planning – like "Operating Efficiency" and market positioning in episodic business – is an important component of CGME's strategic planning and is closely linked to developments in the banking sector and financial markets. However, it is not defined as a financial performance indicator. In the event of significant changes due to market developments, personnel planning is adjusted promptly, taking into account the prevailing social conditions.

Governance

The corporate culture of Citigroup and CGME is based on an internal performance principle that serves as the foundation for business success. The pursuit of this principle is strengthened by:

- Goal setting and performance control at individual and divisional levels
- Performance-based compensation and promotion
- Promotion of diversity among employees.

Strategic and operational decisions are made by the Management Board of CGME, and their implementation is supervised by the Supervisory Board. Management Board meetings take place at least once a month, while Supervisory Board meetings are held regularly quarterly or more frequently if required. In addition, CGME has established various committees that define, assess, and approve business processes and implemented control procedures. Before the meetings of the Management Board, Supervisory Board, and other working groups, members receive comprehensive reports and information on essential activities, initiatives, risks, and the status of all business and support areas. Individual Management Board members are also represented in various committees (e.g., "CGME Management Board," "CGME Risk Management Committee").

[10] For further details, cf. section 4.4 in the Risk Report.

The Management Board regularly receives daily, monthly, and quarterly reports from the "Risk Management" department on the status of CGME's material risks (see also section 4 on Risk Report, in this Management Report).

In addition to the committees mentioned above, the Asset-Liability Committee ("ALCO") meets quarterly, focusing on balance sheet, liquidity, and risk management. ALCO also monitors compliance with capital adequacy and legal and regulatory requirements regarding liquidity, balance sheet, and treasury.

All new CGME products and their risks are reviewed and, if necessary, approved in the "New Product Committee."

In the opinion of the Management Board, CGME's internal control system meets the requirements for proper business management.

2 Economic Report

2.1 Overall Economic Development

Moderate Global Economic Growth in 2025 with Declining Inflation

The global economic development in 2025 was characterized by a generally robust, yet heterogeneous momentum. According to estimates by the International Monetary Fund (IMF), the global gross domestic product (GDP) increased by 3.3% (2024: +3.3%). Key impetus came from technology- and AI-related investments (particularly in North America and parts of Asia), while trade and geopolitical uncertainties, as well as regionally differing financing conditions, had a dampening effect. At the same time, global disinflation continued. Global inflation fell to 4.1% in 2025 and is expected to decrease further to 3.8% in 2026. Against this backdrop, the global economy remained resilient but vulnerable to renewed trade tensions, geopolitical escalations, and potential corrections in the financial markets.[11]

The **United States of America** remained the most important global pillar of growth in 2025. Real GDP rose by 2.1%, driven by strong consumption, high technology investments, and fiscal stimulus; in the third quarter, the annualized pace was 4.3%.[12] Core inflation, at 2.6–2.7%, remained above expectations,[13] and the labor market continued to be robust with a 4.4% unemployment rate.[14] Financing conditions, despite temporary volatility, remained supportive on balance. In the US, monetary policy maintained a restrictive stance in 2025.[15] The US Federal Reserve kept its policy rate in the range of 3.75% to 4.50% for large parts of the year to continue combating persistent core inflation. Only towards the end of the year did falling inflation rates and a slight cooling of the labor market signal potential for future easing.[16]

In the **Eurozone**, a moderate economic recovery continued in 2025.[17] According to IMF data, real GDP increased by 1.4% (previous year: 0.9%).[18] The underlying economic trend was primarily supported by the services sector, while industrial production remained subdued against the backdrop of weak foreign demand, still-elevated cost pressures in some areas, and geopolitical uncertainties. The Harmonized Index of Consumer Prices (HICP) decreased significantly over the course of the year, approaching 2% at the turn of 2025/26; consequently, core inflation also declined. The labor market proved to be robust (unemployment rate recently at 6.2%), while the ECB maintained a data-dependent stance, leaving the deposit facility rate unchanged at 2.00% in December 2025.[19]

The global economy showed resilience in 2025, but with clear regional differences. For the locations of CGME (Germany with branches in Spain, Italy, France, and the United Kingdom), this translates to stable to strong growth in Spain, moderate growth in France and Italy, a weak recovery in the United Kingdom, and persistently weak growth in Germany.[20] In the Eurozone, falling inflation rates and a robust labor market supported the domestic economy; however, the industrial sector remained subdued. On the risk side, a potential re-escalation of trade conflicts, geopolitical tensions (with impacts on supply chains, energy, and commodity prices), and corrections in the financial markets are of particular note.[21]

Development of International Financial Markets

The international stock markets showed a robust performance overall in 2025. Supported by declining inflation rates, a stabilization of energy prices, and improved financing conditions, many leading indices recorded significant gains. The German DAX benefited from improved global risk appetite and closed 2025 at a historically high level, after having already reached new record highs at the end of 2024. At the same time, expected monetary policy easing had a positive effect on interest-rate-sensitive sectors.[22]

---

[11] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 1, 4-5 and 10.
[12] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 1-2, 4-5 and 10.
[13] ECB Economic Bulletin, Edition 1/2026, page 10.
[14] Publication on the LBBW website, Aktuelle US-Arbeitsmarktdaten und Arbeitslosenquote 2026, https://www.lbbw.de/artikel/maerkte-verstehen/us-arbeitsmarktdaten-arbeitslosenquote_ajuoewys3e_d.html (02.03.2026, 15:50 Uhr).
[15] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 1-5.
[16] Publication on the Federal Reserve Bank of St. Louis (FRED) website, Edition „Federal Funds Target Range – Upper Limit (DFEDTARU)“, https://fred.stlouisfed.org/series/DFEDTARU (02.03.2026, 15:42 Uhr).
[17] ECB Economic Bulletin, Edition 1/2026, page 12-16.
[18] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 10.
[19] ECB Economic Bulletin, Edition 1/2026, page 2-16.
[20] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 1-4 and 10.
[21] ECB Economic Bulletin, Edition 1/2026, page 12-22.
[22] ECB Economic Bulletin, Edition 1/2026, page 22-33.

On the capital markets, the reduced yields on short-term maturities were particularly noticeable, resulting from stabilized inflation. In Germany, the yields on ten-year federal bonds (Bundesanleihen) moved within a moderate corridor in 2025, reflecting the declining price trends and the expectation of further interest rate steps.[23]

German capital market interest rates presented a mixed picture in 2025. While short-term rates tended to fall in the wake of declining inflation expectations and moderate monetary policy expectations, long-term yields remained elevated due to risk premiums and global factors. The yield on ten-year federal bonds remained within a range around previous highs over the year, which was attributed to uncertainties in the international environment and increased fiscal risks in some Eurozone countries.[24]

Economic Development in Germany

The German economy remained in a phase of weak growth or stagnation in 2025. According to Bundesbank and Destatis indicators, economic output for the full year 2025 increased only slightly by around 0.2%. Although tentative signs of improvement appeared towards the end of the year (e.g., in parts of industry and construction), weak foreign demand, subdued investment activity, and structural factors (including labor supply, energy, and location costs) had a dampening effect. HICP inflation fell to 2.0% by December 2025 (core components remained elevated, especially services[25]). The labor market remained stable overall but with waning momentum (sideways trend in employment, slightly increased unemployment rate).[26]

The public finance situation in Germany remained strained in 2025. The public sector continued to run a moderate deficit in 2025. The general government deficit ratio was around 2.5% of GDP, following previous years already marked by increased expenditure burdens. The main causes were rising interest expenses, higher social transfers, and ongoing investment measures by the federal government. At the same time, the revenue side developed only moderately positively, as the weak economic environment limited the tax base. A sustainable consolidation was hampered by the weak overall economic momentum, rising structural expenditures, and ongoing relief measures.[27]

Economic Development in the Host Countries of France, Great Britain, Italy, and Spain

In the Eurozone and the following host countries of CGME, the economic situation developed differently in 2025.

France grew moderately in 2025. The IMF reports a GDP increase of 1.4% for 2025, while the ECB describes a development supported by the services sector but overall subdued. HICP inflation fell towards 0.9% by the end of 2025, and the unemployment rate remained at around 7.6%. Government debt remained very high at over 100% of GDP; announced consolidation steps characterize the fiscal environment.[28]

In **Italy**, a weak expansionary path continued. The IMF sees GDP growth of 0.5% for 2025,[29] while the Banca d'Italia projects 0.6% in its December projections. Consumer price inflation remained subdued in 2025 according to projections (HICP around 1.7%);[30] the labor market proved stable with an unemployment rate around 6.1%.[31]

Spain was one of the stronger-growing economies in the Eurozone in 2025: the IMF reports a GDP of 2.9%. Key drivers were a dynamic services sector (especially tourism) and EU-funded investments.[32] At the same time, the unemployment rate remained high at 10.5%.[33]

[23] Publication on the website of statistisches Bundesamt on 15.01.2026, https://www.destatis.de/DE/Presse/Pressemitteilungen/2026/01/PD26_017_811.html (02.03.2026, 16:37 Uhr).
[24] ECB Economic Bulletin, Edition 1/2026, page 22-33.
[25] ECB Economic Bulletin, Edition 1/2026, page 22-28.
[26] Deutsche Bundesbank Monthly Report, January 2026, page 6-17 and Deutsche Bundesbank Monthly Report, February 2026, page 6-7.
[27] Deutsche Bundesbank Monthly Report, February 2026, section "Öffentliche Finanzen", page 145-147.
[28] Deutsche Bundesbank Monthly Report, February 2026, section " Statistischer Teil", page 6.
[29] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 10.
[30] Banca d`Ìtalia, Economic Bulletin no. 1-2026, page 5-6.
[31] Deutsche Bundesbank Monthly Report, February 2026, section " Statistischer Teil", page 6.
[32] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 10.
[33] Deutsche Bundesbank Monthly Report, February 2026, section " Statistischer Teil", page 6.

The **United Kingdom** was in a subdued recovery in 2025. Real GDP rose by approximately 1.4%.[34] The inflation rate was still elevated at the beginning of the year (around 3%) but continued to decline over the course.[35] The Bank of England left its policy rate unchanged at 3.75% in early February 2026; structurally, the industrial economy remained weak, while services provided slight support.[36]

2.2 CGME Business Performance

2.2.1 Business development

The economic development of CGME in the past financial year 2025 can be assessed as generally satisfactory overall. The earnings situation is below the level of the previous year. The financial year was concluded with a net profit of EUR 65 million, which is approximately EUR 8 million lower than the previous year. However, the planned figures for 2025 were not achieved. A positive result before taxes (EBT) of EUR 96 million was targeted, which contrasts with an actual figure of EUR 86 million. The reason for this deviation was significantly higher expenses amounting to EUR 32 million, which essentially resulted from severance payments, share-based compensation, and the related social security contributions. The planned positive net income after taxes of EUR 57 million contrasts with an actual positive net profit of EUR 65 million.

The bank's balance sheet as of December 31, 2025, is predominantly composed of receivables from and liabilities to customers, as well as assets and liabilities from trading activities in financial instruments. The bank's total assets increased by EUR 8 billion to EUR 50 billion compared to the previous year. On the asset side of the balance sheet, the increase is mainly attributable to higher trading assets of EUR 6 billion and an increase in other receivables of EUR 1 billion. The bank's liabilities also increased by EUR 8 billion, which is also due to a higher trading portfolio with an increase of EUR 6 billion and higher liabilities to customers in connection with capital market business of EUR 3 billion.

The decline in net profit is primarily attributable to the decrease in the trading result. Furthermore, the improvement in net commission income largely compensated for the decline in net interest income and other operating income.

Net commission income improved, in particular, due to higher income in the "Markets" and "Investment Banking" divisions.

The decrease in the trading result was mainly due to a loss in the area of currency risks amounting to ./. EUR 31 million (previous year: +EUR 47 million). It should be noted that the income from individual products affects the net interest income and trading result items within the income statement differently.[37]

With the termination of the issuance of own certificates and warrants during the past financial year, expenses were reduced by a total of approximately EUR 9 million.

To ensure the necessary liquidity and to meet the regulatory requirements for risk-bearing capacity, CGME had balance sheet equity of approximately EUR 4.8 billion at its disposal.

The overall result before taxes (EBT), while remaining positive, recorded a decline, significantly influenced by a decreased, albeit still positive, net interest income and a negative trading result. This development was partially offset by an improved net commission income. As a result, the financial performance indicator "**Operating Efficiency**" slightly deteriorated from 81.7% in the previous year to 85.9% at the end of the 2025 financial year, thus also missing the planned figure of 82%.

The **other key performance indicators** according to the scorecard at the end of 2025 are as follows:

Performance Indicators	Target Value 2025	Actual value as 12/31/2024	Actual value as 12/31/2025

[34] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 10.
[35] Office for National Securities, Statistical bulletin, Consumer price inflation, UK: January 2026, page 2.
[36] Publication on the Trading Economics website, Bank of England Keeps Rates Steady, https://tradingeconomics.com/united-kingdom/interest-rate/news/523410 (02.03.2026, 17:41 Uhr).
[37] CGME uses the accounting option and reports interest income and expenses from trading book positions under net interest income.

Return on equity (RoE) – (in %)	1.2	1.6	1.3
Return on Assets (RoA) – (in %)	0.12	0.2	0.1
Core Revenues to Assets (in %)	1.1	1.6	1.2
Earnings before Taxes (EBT) – (in mn. EUR)	96	125	86
Net Income – (in mn. EUR)	57	73	65
Banking Share of Wallet – (in %)	5.0	4.6	5.3
Markets Share of Wallet – (in %)	5.0	5.0	6.4
Quota of women in management positions – (in %)	30.0	19.6	22.16
Employee satisfaction in various categories – (in %)	77.0 – 88.0	70.0 – 82.0	73.0 – 86.0
On-time remediation of regulatory audit findings – (in %)	85.0	80.0	93.0

2.2.2 “Markets” Division

In financial year 2025, **Markets** recorded a very good performance, on the back of the increased market volatility and demand from clients on hedging transactions and changes in both strategic and tactical asset allocation.

Overall, this translated into revenues totaling about EUR 287 million, of which around EUR 134 million was directly attributable to the "Equities" subdivision and around EUR 153 million was directly attributable to the "Fixed Income, Currencies and Commodities" sub-division, a -positive result ("Earnings before Taxes" or EBT) of approx. EUR 48million was reported after deducting the expenses incurred in the segment of approx. EUR 239 million. The result thereby was around EUR 21 million EBT above prior year and EUR 28 million higher than planned.

2.2.3 “Investment Banking” Division

Driven by a normalization of monetary policy conditions and lower capital costs, the "Investment Banking" segment recorded positive development in the 2025 financial year. Measured against the overall market growth compared to the previous year, M&A activities in particular benefited proportionally. The Equity Capital Markets (ECM) and Debt Capital Markets (DCM) areas also showed strong growth compared to the overall market, reflecting clients' renewed risk appetite. The improved macroeconomic situation and a stabilized interest rate environment were key contributors to this performance, despite occasional volatility related to global tariffs and geopolitical tensions.

According to general market surveys and research, Citi's "Investment Banking" market share saw a significant increase, which improved Citi's ranking compared to the previous year. Citi's market share in the German market (including Austria) declined in 2025 compared to the previous year, while CGME was able to improve its share in Spain and France.

CGME's gross commission income improved in 2025 from approximately EUR 152 million to a total of EUR 197 million. This exceeded CGME's plan by approximately EUR 32 million. In particular, CGME's M&A revenues recorded an increase of approximately 83% to EUR 110 million year-over-year, resulting from the successful closing of significant M&A transactions, which more than offset the revenue development in the ECM and DCM areas.

Revenues from the Debt Capital Markets (DCM) division amounted to EUR 67 million, which was EUR 7 million below the previous year's figure and EUR 6 million below plan. ECM revenues largely stagnated, amounting to EUR 20 million. As a result, ECM revenues were EUR 2 million above the previous year but EUR 4 million below plan.

Specifically, the **gross commission income** is distributed among the following main products in the "Investment Banking" business segment as follows:

Product/Product Segment "Investment Banking"	2025 (EUR million)	2024 (EUR million)	Change (EUR million)
Debt Capital Markets (DCM)	67	74	-7
Mergers & Acquisitions (M&A)	110	60	50
Equity Capital Markets (ECM)	20	18	2
Total	**197**	**152**	**45**

Total expenses in the "Investment Banking" segment increased by EUR 21 million to EUR 154 million, thus also exceeding plan expectations by approximately EUR 12 million. This is primarily attributable to severance payments, higher payroll taxes, and an increase in allocated technology costs.

2.2.4 Results of operation

The result in fiscal year 2025 compared to the prior year can be summarized as follows:

	2025 (EUR million)	2024 (EUR million)	Change (EUR million)
Net interest income	108	146	-38
Net commission income	442	376	- 66
Income from trading operations	- 27	34	- 61
Risk provisioning in lending business	- 4	- 1	- 3
Other operating income	67	129	- 62
Administrative expenses	- 484	- 533	49
Other income and expenses	- 16	- 26	10
Result before taxes	**86**	**125**	**- 39**
Income taxes	21	52	- 31
Annual net loss/profit	**65**	**73**	**- 8**

Decline in Net Interest Income

Compared to the previous year, **net interest income** decreased by EUR 38 million to EUR 108 million. Interest income fell from EUR 1,422 million to EUR 908 million, while interest expenses were reduced from EUR 1,275 million to EUR 800 million. The decline in the components of net interest income is attributable, among other things, to the decrease in the interest rate level in the Eurozone, the decline in interest-bearing assets from securities lending and repurchase agreements, and the decrease in interest income from deposited collateral.

Overall Positive Development of Net Commission Income

Net commission income increased by EUR 66 million to a total of EUR 442 million in the past financial year, with commission income reaching EUR 708 million (2024: EUR 596 million). Commission expenses, at EUR 266 million, were approximately EUR 45 million higher than in the previous year, with a total of EUR 177 million (previous year: EUR 166 million) relating to intercompany charges.

Of the **commission income**, a total of EUR 287 million or approx. 41% (2024: EUR 303 million or approx. 51%) is attributable to the **"Investment Banking"** business segment. Within this, approx. EUR 215 million (2024: EUR 153 million) was generated in the "Mergers & Acquisitions" area, among other things, in the context of Europe-wide client services due to the group-internal service allocation (GRA). The significant increase is attributable to the successful execution of major M&A transactions. Further income of EUR 61 million (previous year: EUR 84 million) was generated from brokerage activities.

The product areas "Equity Capital Markets" (ECM) and "Debt Capital Markets" (DCM) showed an overall decline in the past financial year. After strong activity in Leveraged Finance and High Yield Debt, DCM momentum slowed in the second half of the year due to interest rate uncertainty and tight credit conditions. Although ECM revenues were sharply down, primarily due to a steep decline in follow-on offerings, ECM improved its market position from 6th to 5th place, supported by a recovery in IPO activities. The commission income recorded in these product areas under the group allocation scheme decreased slightly to EUR 56 million (2024: EUR 67 million).

The largest share of commission income, amounting to approx. EUR 421 million (2024: EUR 294 million), was generated within the business activities of the **"Markets"** segment. Here, Citi benefited within the groups and from the resulting intercompany charges from increased client demand in the capital markets business.

The branches in France, Italy, and Spain, with their representation in their respective countries, ensure direct contact, the maintenance of business relationships, and the acquisition of new clients. In this context, the branches contributed to the net commission income in 2025 as follows (in EUR million):

Branch	Commission Income	Commission Expenses	Net Commission Income
France	116.4	15.1	101.3
Spain	49.9	13.7	36.2
Italy	33.7	4.7	29.0
Total	**200.0**	**33.5**	**166.5**

Significant Decline in the Trading Result

The negative **net result from trading activities** of EUR 27 million (2024: +EUR 34 million) results almost exclusively from trading in derivative equity, index, and future products, as well as dividends on equity holdings. Despite the changes made in the course of the DMR and the resulting increase in trading activities compared to the previous year, there was a decline in the trading result. This was mainly due to a loss in the area of currency risks. It should be noted that the income from individual products affects the net interest income and trading result items within the income statement differently.

Specifically, the financial instruments made the following contributions to earnings in 2025:

	2025 (EUR million)	2024 (EUR million)
Net Income Trading Book “Equity and Index Risks”, Certificates” and “Credit Derivatives“	6	- 37
Net Income Trading Book “Currency Risks””	- 31	47
Net Interest and Dividend Income from Trading Book positions	4	9
Valuation adjustments	- 6	15
Total	**- 27**	**34**

The **valuation adjustments** (-EUR 6 million; previous year: EUR 15 million) relate to the VaR according to Section 340e (3) of the German Commercial Code (HGB) (-EUR 1 million; previous year: EUR 8 million) as well as the additional valuation adjustments made to cover the counterparty default risk inherent in the financial instruments and CGME's own credit risk, including refinancing costs in connection with unsecured derivatives (-EUR 5 million; previous year: -EUR 7 million).

Higher Credit Costs and Loan Loss Provisions

The significant increase in this item is attributable to an impairment of EUR 5 million made on a receivable in the M&A area in 2025.

In addition, the general loan loss provision to cover general credit risks was released by approx. EUR 1 million to a balance of approx. EUR 1 million in the past financial year. The calculation of the general loan loss provisions was carried out taking into account current information and expectations regarding the future risk situation of the relevant credit volumes within the so-called "IFRS 9 stage model" (cf. also IDW RS BFA 7). In this context, it is pointed out that the bank does not conduct a "traditional" lending business. The asset side of the balance sheet therefore consists almost exclusively of short-term receivables, secured securities transactions (reverse repo transactions), and the trading portfolio, and thus does not bear any significant counterparty default risk.

Decline in Other Operating Income

Other operating income of EUR 67 million (previous year: EUR 129 million) mainly includes income from the recharging of costs to the sole shareholder and other affiliated companies of Citigroup, as well as proportional income from profit sharing in equity and other trading activities totaling EUR 42 million (previous year: EUR 76 million). The cost recharges mainly concern transaction and stock exchange fees.

In addition, income related to pension obligations of approx. EUR 1 million (previous year: EUR 4 million) was recognized in the past financial year.

Reduced General Administrative Expenses

General administrative expenses decreased by approx. EUR 27 million to a total of EUR 506 million compared to the previous year, with personnel expenses accounting for approx. EUR 252 million (2024: EUR 260 million) and other administrative expenses totaling approx. EUR 254 million (2024: EUR 273 million).

The decrease in **personnel expenses** by EUR 8 million is mainly due to the closure of the Investment Banking Hub in Málaga and staff reductions in technology and functional areas.

The decrease in **other administrative expenses** (-EUR 41 million) essentially relates to expenses for the formation of a provision for anticipated losses in connection with the relinquishment of the "Welle" office building in the 2024 financial year. Furthermore, there was a decrease in expenses from intercompany charges as well as fees for capital market activities compared to the previous year.

Negative Other Result from Income and Expenses

The other result from income and expenses of -EUR 16 million (previous year: -EUR 26 million) is predominantly attributable to depreciation and amortization on intangible assets and property, plant, and equipment totaling EUR 12 million (previous year: EUR 12 million). This includes, among other things, scheduled amortization of EUR 9 million on goodwill amounts identified as part of the contribution of the branches as consideration for the acquired customer relationships.

2.2.5 Financial condition

CGME refinances itself primarily within the Citigroup group and can, if necessary, access a credit line of USD 15 billion.

Cash and other financial assets are exclusively short-term and mid-term.

In the recently completed fiscal year, CGME was always in a position to meet its payment obligations. Moreover, any and all liquidity requirements mandated by law were always satisfied. No significant capital expenditures, which could impair liquidity, are currently planned.

Under its business model, CGME generally does not engage in maturity transformations.

As of December 31, 2025, the **Tier 1 common capital ratio** and the total capital ratio of CGME were 31.26% (December 31, 2024: 31.62%). Thus, CGME continues to command a very good equity base.

2.2.6 Net assets

The **CGME net assets** as of the balance sheet date (December 31, 2025) developed as follows compared to the last year's balance sheet:

Assets	12/31/2025 (EUR million)	12/31/2024 (EUR million)	Change (EUR million)
Receivables from banks	3,680	2,989	691
Receivables from clients	17,708	16,805	903
Trading portfolio assets	27,715	21,294	6,421
Equity investments	0	0	-
Trust assets	223	192	31
Intangible assets	29	38	- 9
Tangible assets	19	19	-
Other assets	849	551	298
Prepaid and deferred items	1	2	- 1
Total	**50,224**	**41,890**	**8,334**

Liabilities and Equity Capital	12/31/2025 (EUR million)	12/31/2024 (EUR million)	Change (EUR million)
Liabilities owed to banks	3,541	3,324	217
Liabilities owed to clients	16,814	14,290	2,524
Trading portfolio liabilities	24,141	18,575	5,566
Trust liabilities	223	192	31
Other liabilities	476	513	- 37
Deferred income	10	4	6
Accruals	198	236	- 38
Funds for general bank risks	36	36	-
Equity capital	4,785	4,720	65
Total	**50,224**	**41,890**	**8,334**

Reporting-Date-Related Increase in Total Assets Amidst Continued Business Expansion

The asset situation of CGME in the past financial year 2025 continues to be characterized by the bank's focus on the service business with clients and the trading of financial instruments. The **balance sheet total** increased by approximately EUR 8.3 billion to EUR 50.2 billion compared to the previous year.

The increase in the balance sheet total is primarily attributable to the significant expansion of securities lending and repurchase agreements (repo and reverse repo transactions) in the trading portfolio. The asset-side position of securities lending and repurchase agreements before netting increased by approx. EUR 7.1 billion to EUR 16.9 billion, and the liability-side position by approx. EUR 5.8 billion to EUR 14.1 billion. After netting, the asset-side position amounted to EUR 15.4 billion (previous year: EUR 9.3 billion) and the liability-side position to EUR 12.6 billion (previous year: EUR 7.8 billion). Accordingly, the trading portfolio volumes as of the balance sheet date have increased, constituting the largest share of the balance sheet with approx. EUR 27.7 billion or approx. 55% on the asset side, and EUR 24.1 billion or approx. 48% on the liability side. Additionally, a slight increase in receivables from and liabilities to customers, attributable to an increased volume in broker/dealer business, contributed to the rise in total assets.

As in the previous year, the accounting option was exercised to net the positive fair values of certain derivative financial instruments against the negative fair values of financial instruments, taking into account available cash collateral, provided that the necessary conditions (e.g., conclusion of a master agreement with the counterparties, daily volume-based adjustment of cash collateral) are met. This netting takes into account the economic perspective, according to which an existing net position can be considered notionally settled under certain conditions by the collateral provided in cash. Overall, the netting of the corresponding assets and liabilities ("OTC derivative portfolio") as of the balance sheet date leads to a reduction in the reported amount of the asset-side trading portfolio by EUR 31.4 billion (previous year: EUR 28.1 billion) and a reduction in the reported amount of the liability-side trading portfolio by EUR 31.6 billion (previous year: EUR 29.6 billion).

Slight Increase in the Predominantly Short-Term Volume of Receivables from banks

Of the receivables from banks (approx. EUR 3,680 million; previous year: EUR 2,989 million), a total of EUR 790 million (previous year: EUR 594 million) are payable on demand. They consist mainly of receivables from affiliated companies (EUR 661 million; previous year: EUR 428 million), which arose, among other things, in connection with the broker-dealer business. Furthermore, another EUR 129 million (previous year: EUR 166 million) relates to balances payable on demand in connection with the broker-dealer business with third-party credit institutions.

Receivables with an agreed maturity or notice period (EUR 2,890 million; previous year: EUR 2,395 million) consist almost exclusively of receivables from third-party banks (EUR 2,648 million; previous year: EUR 2,204 million) and result from broker/dealer business (EUR 2,395 million; previous year: EUR 1,951 million) as well as from securities lending and repurchase agreements (EUR 253 million; previous year: EUR 253 million).

Increase in Customer Receivables from Broker/Dealer Business and Decrease in Repo and Securities Repurchase Agreements

At the end of the 2025 financial year, approximately 35% of the balance sheet total, with a total volume of EUR 17,708 million (previous year: EUR 16,805 million), is attributable to receivables from customers, which are composed as follows compared to the previous year:

Business Division	12/31/2025			12/31/2024
	Non-Group Institutions (EUR million)	Affiliated Enterprises (EUR million)	Total (EUR million)	Total (EUR million)
Securities lending and repo transactions	1,095	4,166	5,261	9,386
Broker-/Dealer-transactions	8,573	4,330	12,903	7,612
Other banking transactions	-509	53	-456	-193
Total	**9,159**	**8,549**	**17,708**	**16,805**

The **securities lending and repurchase agreements** (reverse repo transactions) concluded with customers are generally used for short-term liquidity management, predominantly with maturities of less than one year. The reporting-date-related decrease of approx. EUR 4 billion to approx. EUR 5 billion is due to the lower volume of repo transactions, which are allocated to the banking book based on their structure.

The **broker/dealer business** conducted by CGME in its own name and for its own account, with predominantly short-term maturities, is processed through so-called back-to-back transactions. The increase is primarily due to the increased business volume in the broker/dealer segment. Accordingly, liabilities to customers also increased as of December 31, 2025.

Increase in volume of sales and positions in trading portfolio

As of December 31, 2025, the **trading portfolio**, in comparison to the prior year, consists of the following:

Trading Positions and Portfolio				
	Assets	Liabilities	Assets	Liabilities
	12/31/2025 (EUR million)	12/31/2025 (EUR million)	12/31/2024 (EUR million)	12/31/2024 (EUR million)
1. Derivative Financial instruments				
• FX-induced trades				
○ OTC-currency options and swaps	3,932	3,929	4,815	4,810
○ Currency warrants Own issues	232	233	124	125
○ Spot foreign exchange transactions	478	478	624	622
• Own issues equity warrants	5,955	6,054	6,858	7,001
• OTC stock and index options and swaps	3,460	3,443	2,230	2,204
• Own issues index warrants	1,497	1,502	1,423	1,431
• Exchange-traded equities and index option transactions	8	2	104	17
• OTC interest rate options and swaps	25,236	25,173	22,721	22,790
• Commodities – warrants – own issues	34	34	11	11
• OTC commodities options and swaps	1,381	1,382	570	570
Subtotal	**42,214**	**42,230**	**39,480**	**39,581**
2. Bonds and other fixed interest securities	**1,411**	**879**	**80**	**225**
of which marketable	*0*	*0*	*80*	*225*
of which publicly listed	*0*	*0*	*80*	*225*
3. Equities and other variable securities	**57**	**31**	**77**	**81**
of which marketable	*57*	*31*	*77*	*81*
of which publicly listed	*57*	*31*	*77*	*81*
4, Securities repurchase transactions	**16,876**	**14,057**	**9,783**	**8,304**
5, Total (gross portfolio volumes)	**60,558**	**57,198**	**49,420**	**48,191**
- Value at Risk	**- 6**	**-**	**- 5**	**-**
- Other Market-Value-Adjustments	**- 5**	**5**	**- 8**	**- 2**
- Netting	**- 32,883**	**- 33,041**	**- 28,113**	**- 29,614**
- Settlement Date Accounting-Adjustment	**52**	**- 21**	**-**	**-**
Total	**27,715**	**24,141**	**21,294**	**18,575**

As in the previous year, the predominant share of the trading portfolio consists of **OTC interest rate options**, which, before netting and offsetting, amounted to approximately EUR 25 billion each on the asset and liability sides (previous year: approx. EUR 23 billion each). As of the balance sheet date, this represents approx. 41% (previous year: approx. 45%) of the gross asset portfolio volume of approx. EUR 61 billion (previous year: approx. EUR 49 billion) and approx. 44% (previous year: approx. 47%) of the gross liability portfolio volume of EUR 57 billion (previous year: approx. EUR 48 billion).

Furthermore, during the 2025 financial year, **securities repurchase agreements** (repo and reverse repo transactions) were allocated to the trading portfolio, provided they met the necessary criteria[38]. As of December 31, 2025, this pertains to a gross asset volume of approx. EUR 17 billion and a gross liability volume of approx. EUR 14 billion, which constitute approx. 28% and approx. 25%, respectively, of the relevant total gross portfolio.

The portfolio volumes of the other financial instruments in the trading portfolio have not changed significantly compared to the previous year.

Where the conditions for netting payment claims and payment obligations from true repo and reverse repo transactions were met based on agreements with counterparties (banks or customers), nettings totaling EUR 1,453 million could be carried out as of the balance sheet date of the past financial year (December 31, 2024: EUR 503 million).

In the context of the valuation of the trading portfolio according to Section 340e (3) of the German Commercial Code (HGB), a deduction (Value-at-Risk; "VaR") of EUR 6 million was made as of December 31, 2025 (previous year: EUR 5 million).

Reporting-Date-Related Increase in Business Volume from "FDC Business" (Futures and Derivatives Clearing)

Another essential component of the service business concerns the trading of derivative financial instruments in our own name but for the account of customers (so-called **"FDC Business"; "Futures and Derivatives Clearing-Business"**). In the course of business processing, customers must deposit collateral for futures transactions, which is received by CGME and immediately forwarded to the clearing houses responsible for the transaction settlement. The contractual agreements in place provide for a degree of segregation of customer assets from CGME's assets, in particular to protect customer assets from third-party access in the event of the insolvency of CGME, which "manages" the assets. The customer assets are thus held in trust. Accordingly, at the end of the 2025 financial year, CGME reported trust assets and corresponding trust liabilities to customers of EUR 223 million each (previous year: EUR 192 million).

Decrease in Other Intangible Assets and Increase in Other Assets

Intangible assets (EUR 29 million; previous year: EUR 38 million), as in the previous year, relate to goodwill, which was recognized as consideration for the customer relationships at the branches in Paris, Milan, and Madrid, and which were transferred to CGME in early 2019 as part of a capital increase in exchange for a contribution in kind. The individual goodwill amounts are amortized on a scheduled basis over a standard useful life of 10 years.

Compared to December 31, 2024, **other assets** increased by approx. EUR 298 million to a total of approx. EUR 849 million, due to the increase in the balance of initial and variation margins. The balance sheet item mainly relates to the remaining balance of collateral to be provided in the context of settling broker-dealer business (OTC transactions) and the initial and variation margins (EUR 771 million) after netting. Furthermore, the balance sheet item includes, among other things, refund claims for VAT and capital gains tax amounting to EUR 61 million (previous year: EUR 61 million), which predominantly concern VAT (EUR 41 million).

Increase in Liabilities to Banks and Customers from Broker-Dealer and Securities Repurchase Business

Liabilities to banks and customers result mainly from broker-dealer and reverse repo transactions and, at EUR 20,355 million (previous year: EUR 17,614 million), account for approx. 41% (December 31, 2024: approx. 42%) of the total balance sheet as of December 31, 2025. As with receivables from banks and customers, the increase is primarily due to the increased business volume in the broker-dealer segment.

Of the **liabilities to banks** amounting to EUR 3,541 million (previous year: EUR 3,324 million), a total of EUR 212 million (previous year: EUR 180 million) were payable on demand as of December 31, 2025.

[38] Securities repurchase and securities lending transactions are allocated to the trading book if they are intended for short-term profit generation.

Furthermore, of the liabilities with an agreed maturity or notice period (EUR 3,329 million; previous year: EUR 3,144 million), a total of approx. EUR 3,117 million (previous year: EUR 2,940 million) mainly relate to existing obligations from the broker-dealer business, and EUR 212 million (previous year: EUR 204 million) relate to obligations in connection with securities lending and repurchase agreements.

Of the **liabilities to customers** at the end of the past financial year (EUR 16,814 million; previous year: EUR 14,290 million), EUR 4,980 million (previous year: EUR 6,115 million) are attributable to securities lending and repurchase agreements, and EUR 11,476 million (previous year: EUR 6,751 million) to the broker-dealer business. The decrease in securities lending and repurchase agreements is, analogous to receivables from customers, due to the increased allocation of individual repo transactions to the trading book.

Slight Increase in Other Liabilities

Other liabilities (EUR 476 million; previous year: EUR 513 million) mainly relate to received initial and variation margins (EUR 367 million; previous year: EUR 359 million) in connection with the broker-dealer business. Furthermore, liabilities from VAT payable increased by EUR 12 million to EUR 59 million compared to the previous year.

Decrease in Provisions

Of the **provisions** amounting to EUR 198 million (previous year: EUR 236 million), a total of EUR 40 million (previous year: EUR 44 million) relates to **provisions for pensions and similar obligations**. The total amount of the obligations of approx. EUR 179 million (previous year: EUR 182 million) is covered by plan assets provided and held in trust, totaling EUR 139 million (previous year: EUR 138 million). The fair values of the plan assets were netted against the settlement amount of the obligations as of the balance sheet date.

Of the **other provisions** amounting to EUR 155 million (previous year: EUR 170 million), approx. EUR 104 million (previous year: approx. EUR 104 million) essentially relate to bonus payments to be made to employees.

Tax provisions (EUR 4 million; previous year: EUR 22 million) predominantly relate to the domestic and foreign income tax payments expected to be made for the past financial year.

Fund for General Banking Risks Unchanged

The fund for general banking risks according to Section 340g of the German Commercial Code (HGB) remains unchanged at EUR 36 million at the end of the reporting year.

Further Improvement of Equity Capital

The **balance sheet equity** of CGME remains unchanged as of December 31, 2025, compared to the balance sheet date of the previous financial year. The bank plans, subject to the approval of the governing bodies, to pay the net profit of EUR 65 million as a dividend to its shareholder.

Overall, the asset situation is considered orderly as of December 31, 2025, also in view of what we consider to be a good capital resources position.

3 Outlook and Opportunities

3.1 Outlook and Opportunities of the Business Divisions

3.1.1 Overall Economic Development

Following the remarkable resilience of the global economy in 2025, a relatively stable development is projected for the world economy over the next two years, with global gross domestic product growth of 3.3% in 2026 and 3.2% in 2027, respectively[39]. This stability results from a balance of opposing forces: tailwinds from increasing technology investments are offset by headwinds from changing trade policies[40].

The risks to the outlook remain skewed to the downside and include a potential re-evaluation of AI-driven productivity, an intensification of trade tensions, and geopolitical conflicts[41].

Regarding the development of the inflation rate, further convergence towards central bank target values is expected for industrialized countries. Global headline inflation is projected to decline from 4.1% in 2025 to 3.8% in 2026 and 3.4% in 2027[42]. For the Euro area, a decrease in HICP headline inflation from 2.1% (2025) to 1.9% (2026) and 1.8% (2027) is forecast[43].

The outlook for economic development in the Euro area remains subject to high uncertainty. The main reasons for concern continue to be geopolitical tensions, particularly the Russia-Ukraine war, and the risk of a deterioration in global financial market sentiment[44]. Furthermore, the economic effects of US policy, especially with regard to trade tariffs, which act as a headwind for the export-oriented industry of the Euro area, cannot yet be conclusively assessed[45].

Regarding economic development in Germany, after a prolonged period of stagnation, an increase in real gross domestic product (GDP) of 1.0% to 1.1% is now expected for 2026[46].

For the other key host countries of CGME, GDP growth of 1.0% (France), 0.8% (Italy), and 2.4% (Spain) is expected for 2026[47]. Overall, GDP growth in the Euro area of 1.2% to 1.3% is expected for 2026[48]. Supportive fiscal policy, particularly in Germany, and stable monetary policy could further support private consumption and investment[49].

Inflation is expected to remain subdued (global core inflation was 2.5% in 2025 and is expected to be 2.8% in both 2026 and 2027[50]. Global growth, although solid, is unlikely to be sufficient to increase resource pressure. Furthermore, global oil markets should generally be well supplied[51].

Regarding the development of capital and financial markets, global financial conditions remained largely accommodative in 2025. At its meeting in December 2025, the European Central Bank (ECB) decided to leave the three key interest rates unchanged, with the interest rate on the deposit facility remaining at 2.00%.[52] It is expected that the ECB will maintain this course for the foreseeable future, at least until the end of 2027, as growth is moderate but stable and inflation is approaching the target value[53].

[39] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 4.
[40] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 1.
[41] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 1.
[42] IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 1.
[43] EZB Economic Bulletin, Dezember 2025, page 3.
[44] EZB Economic Bulletin, Dezember 2025, page 4.
[45] Citi Research: Global Economic Outlook & Strategy - “Goldilocks” Baseline but Lingering Risks, 14 January 2026, page 1, 8, 15, 16.
[46] Citi Research: Global Economic Outlook & Strategy - “Goldilocks” Baseline but Lingering Risks, 14 January 2026, page 11; IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 10.
[47] Citi Research: Global Economic Outlook & Strategy - “Goldilocks” Baseline but Lingering Risks, 14 January 2026, page 11.
[48] Citi Research: Global Economic Outlook & Strategy - “Goldilocks” Baseline but Lingering Risks, 14 January 2026, page 11 & IWF: World Economic Outlook Update – Global Economy: Steady and amid Divergent Forces January 2026, page 10.
[49] Citi Research: Global Economic Outlook & Strategy - “Goldilocks” Baseline but Lingering Risks, 14 January 2026, page 15.
[50] Citi Research: Global Economic Outlook & Strategy - “Goldilocks” Baseline but Lingering Risks, 14 January 2026, page 1, 11.
[51] Citi Research: Global Economic Outlook & Strategy - “Goldilocks” Baseline but Lingering Risks, 14 January 2026, page 5.
[52] ECB Economic Bulletin, December 2025, pages 2 and 5.
[53] Citi Research, Global Economic Outlook & Strategy, 15th January 2026, p. 15.

3.1.2 Forecast and Opportunities for Business Development

Economic and Organizational Framework Conditions

The business performance of CGME in 2026 and the related forecasts are expected to be primarily influenced by internal and external factors. In determining the planned results, macroeconomic variables and strategic planning criteria are taken into account. Furthermore, the income-affecting consequences of the decision made in 2024 to discontinue the issuance business of certificates and warrants, or to wind it down by the end of 2026, have been included. No changes are assumed for DMR assumptions, specifically reflecting Market Risk Management of EEA ECM deals, EU IG Corp Bond, Strategic Equity Solution, EA Equity Cash High Touch and Fixed Income Finance desk.

Nevertheless, there are increased geopolitical uncertainties influencing the development of client activities and external market conditions. Furthermore, it is expected that the climate crisis and stricter regulations of the financial and capital markets will significantly influence future business activities. Moreover, it cannot be ruled out that global political and economic changes will have an impact on European economies and capital markets.

In this respect, considering the European and global economic environment and the geopolitical situation, declining economic scenarios could tendentially occur in industrial and emerging countries over the next three years, which could affect investor sentiment, client activities, and transaction volumes within our business model, leading to a decrease in revenues. We see the following aspects, among others, as significant negative potential influencing factors or events:

- Omnipresent geopolitical tensions are cited as a material risk that challenges the constructive outlook.
- The bank views the Iran conflict as a significant risk, particularly due to the potential impact on oil prices and the resulting negative effects on the global economy. Although no significant effects on CGME's results have been observed so far in the current financial year, there are certain forecast uncertainties due to the business model's high dependence on volatile financial markets. The bank therefore considers a decline in future business volume possible, which could noticeably affect the earnings situation.
- The ongoing effects of tariffs are likely to gradually impact the global economy and slightly slow down global growth. US tariffs also likely mean further headwinds for the global manufacturing industry.
- Weak exports are likely to remain a headwind for the Eurozone, particularly due to the delayed effects of US tariffs and Chinese trade diversion.
- Persistently comparatively weak economic performance.
- Burdens from high national debt in many countries, especially in emerging markets (e.g., China, Brazil, India, South Africa), represent a concerning vulnerability.
- Pressure on the independence of the Federal Reserve is mentioned as a risk.
- Terrorism and security concerns, which can affect investor confidence, world trade, and tourism.
- Additional regulatory requirements in connection with the implementation of ESG-related tasks.

Economic Forecasts and Financial Performance Indicators

Based on current planning assumptions, the bank expects positive business development for the year 2026, with solid gross revenues, stable cost coverage, and a positive earnings before taxes (EBT). Net income after taxes is likewise anticipated to remain positive, reflecting the continued strength and resilience of the entity’s business model. 2026 EBT is expected to decrease by about 39% from 2025 due to normalized revenue levels followed by increases in subsequent years.

The basis for the planned figures includes assumptions and expectations related to the probable developments, inter alia, in the financial and capital markets, which are influenced by the global economic and political situation. Particularly with regard to CGME's business model, which is characterized by sometimes very volatile influencing factors in the financial markets, over which the bank generally has no

control, significant deviations from the business or earnings forecasts can nevertheless arise, which are thus associated with uncertainties in individual cases.

The basis of the 2026-2028 plan is founded on the macroeconomic variables (MEV) from the 4Q 2025 Quarterly Multi Year Multi Scenario Forecast (QMMF).

For the two business segments "Investment Banking" and "Markets", including the other business earnings components, we assume to deliver positive operating results with stable employee levels for the year 2026:

For the **Investment Banking** business, revenues are expected to decline in 2026 and then gradually increase in subsequent years. This outlook reflects expectations of changing market conditions combined with selective gains in market positioning within key advisory and capital-markets activities. Certain revenue components are subject to cyclical effects, including variations in transaction volumes, while others are expected to benefit from broader recovery in underlying markets.

Cost developments in Investment Banking are expected to remain well-controlled over the planning horizon. This is supported by measures targeting operational efficiency, including adjustments to compensation-related expenses and a disciplined approach to indirect cost allocations.

The **Markets** division anticipates **stable to slightly increasing revenues** in 2026, with contributions from both equities-related and fixed-income-related products. Performance expectations are underpinned by consistent client activity, diversified product offerings, and the continued effectiveness of trading and risk-management capabilities

For 2026, CGME expects the following key performance indicatiors to remain stable compared to 2025 actual values: Return on Assets, Core Revenue to Assets, Markets Revenue/RWA, Banking Operating Efficiency and Banking Share of Wallet.

The 2026 target EBT, Net Income, Return on Equity, Entity Operating efficiency and Markets Share of Wallet is expected to deteriorate moderately from current levels.

The targets for the following non-financial indications remain largely unchanged from last year levels: Quota of women in management positions, Employee satisfaction in various categories, On-time remediation of regulatory audit findings.

The Liquidity outlook is expected to continue to be strong, driven by an adequate level of High-Quality Liquid Assets (HQLA). HQLA is expected to be composed of high-quality liquid bonds, including European Government bonds and US Treasuries. HQLA is sourced through a variety of reverse repos and unsecured bond borrows.

The entity is projected to continue operating above minimum regulatory and internal minimums for Liquidity Coverage Ratios (LCR) and Net Stable Funding Ratio (NSFR) based on the RLAP (Resolution Liquidity Adequacy Position) and TLST (Term Liquidity Stress Test) results. Internal metrics are expected to trend lower than external ones due to more stressful nature of the scenarios.

NSFR is expected to remain the binding funding risk metrics for CGME, while RLAP is binding overnight from a cashflow perspective. The Improvement in the metrics throughout the plan is due to the Trading Asset forecast as well as SFT activity that was more compressed for the jump-off year-end.

The Liquidity Metrics of LCR, RLAP and TLST remain largely aligned to the jump-off year-end levels, consistent with the Plan and the unchanged the Balance Sheet structure and product offering . Liquidity risk is expected to remain largely unchanged, well above required levels.

No change in the on-balance-sheet unsecured debt level is forecasted.

3.2 Overall Statement on Expected Development

The economic development and forecast for CGME for 2026 and subsequent years are largely determined by a combination of internal and external factors. Although the global economy, after a resilient development in 2025, expects a relatively stable phase with a projected global GDP growth of 3.3% in 2026 and 3.2% in 2027, significant uncertainties remain.

CGME's planning is based on the macroeconomic variables from Q4 2025, which anticipate an expansive environment in the USA, the Eurozone, Mexico, and China. Euro interest rates are expected to fall to 1.9% in 2026 and then gradually rise to 2.3% by 2028. GDP growth for the Eurozone is projected to average 1.1%

(2026) and 1.5% (2027), while the USA is expected to reach 1.7% (2026) and 2.0% (2027). Inflation (US CPI) is forecast to drop to 2.4% by the end of 2027.

The forecast is subject to downside risks, including geopolitical tensions (Russia-Ukraine, Middle East, Venezuela, Greenland), which are considered limited in Europe but could affect global energy markets. A possible re-evaluation of AI-driven productivity, intensified trade tensions (especially US tariffs and China's trade redirection), high national debt in emerging markets, pressure on the independence of the Federal Reserve, and increased regulatory requirements (ESG) pose additional risk factors. Lower volatility could slow down client activities, while extremely high volatility could block them; the credit market offers both opportunities and challenges through potential widenings.

In the **Markets** Division, revenues are expected to consolidate in 2026, following a strong 2025. Growth potential exists particularly via the contribution from the newly onboarded trading desks. Overall, the further development of the Markets Division is subject to a high degree of uncertainty, particularly in terms of the macroeconomic trends, inflation, the continuing trajectory of existing geopolitical conflicts and the central banks' interest rate policies and their impact on the markets.

With regards to the market environment, we expect the volume of client activity in 2026 to remain at the previous year's level, with a potential different mix. Taking into account the overall geopolitical and economic environment, we aim to offer a range of products and services that fully meet our clients' needs.

The strategy of CGME's "**Investment Banking**" business closely aligns with Investment Banking's global strategy and aims to be a Top 3 bank for clients with M&A advisory or needs to access the capital markets for debt or equity financing. To drive growth in these areas, a multifaceted approach focusing on strategic priorities, closing key gaps, and fostering talent and collaboration is essential. The growth strategy aims at a profitable expansion of market share, with an emphasis on retaining existing clients and deepening relationships with key clients through C-Suite events and with important sponsors. A long-term focus is placed on large M&A transactions and expansion in the sponsor M&A sector. Additionally, market share deficits in specific European markets (France, Germany, Benelux, Nordics, Italy) and key industries (consumer goods, financial institutions, commodities, real estate) are being addressed systematically.

In the M&A sector, the long-term focus is on large transactions and the expansion of sponsor M&A. In the "DCM" product area, the focus is on maximizing fee packages, particularly in acquisition financings. In "ECM," targeted IPO campaigns and support for corporate restructurings through spin-offs and carve-outs are central elements to improve market position. The leverage of Leveraged Finance is also being used to help clients capitalize on sponsors' unprecedented dry powder.

However, the market environment is expected to remain highly competitive. In this regard, close and well-coordinated cooperation within Citigroup – especially with the Markets divisions to generate cross-selling opportunities – is essential to strengthen its own market position and to offer clients an optimal range of financial products and services, always within risk appetite and with a strong focus on controls.

4 Risk Report

4.1 General Principle of our Risk Management

The focus of our business activities as a CRR credit institution, combined with one of our central core competencies in this business area, is the ability to correctly assess and systematically manage the associated risks. The management of risks across all relevant aspects is therefore a decisive factor for the sustainable economic success of our institution. This requires the implementation of an appropriate risk management system, which is continuously and regularly enhanced, particularly in light of the extensive regulatory requirements for risk management.

In the past fiscal year of 2025, we therefore continued to advance our **procedures for identifying, measuring, limiting, and managing** the risks associated with our business activities. In addition to further adjustments regarding the implementation of the European Central Bank's guide for the Internal Capital Adequacy Assessment Process ("ICAAP") and the guide for the Internal Liquidity Adequacy Assessment Process ("ILAAP"), new quantification methods and enhanced model governance were developed. Furthermore, the processes for complying with the EBA Guidelines on internal governance were strengthened. Moreover, the risk management function provided significant support for the final implementation of the Desk Mapping Review ("DMR"), in line with regulatory requirements. Through the DMR process, market price risks of relevant trading books were coordinated solely by CGME, which corresponds to the elimination of the so-called "back-to-back booking model" for these trading book transactions, under which market price risks were transferred to other group entities. The main adjustments in risk management in this context concerned market risk management. On one hand, the number of market risk managers was doubled to six employees, with two of the risk managers recruited for the Paris branch to enable direct monitoring by the risk function in this important trading location for the bank. In preparation, the market risk limits were also adjusted accordingly to reflect the increased risk appetite resulting from the changed booking model.

Additionally, in the completed fiscal year, the **process for risk identification and assessment of material risks** was moderately enhanced and aligned with the global approach, where possible, while adhering to local regulatory requirements and considering the CGME-specific business model. In this context, the process for identifying the reciprocal effects of sustainability risks on other material risk categories was methodologically advanced. In collaboration with the business areas of the 1st Line of Defense and experts from the respective risk management departments, ESG risks were systematically identified via a scorecard procedure, the effects on other risk categories were analyzed, and the materiality of sustainability risks was determined. Furthermore, quantification methods for calculating the economic capital requirement (including the management buffer), adverse stress tests, and other calculation procedures were further developed and subjected to global model validation to ensure the appropriateness of the methods.

Regarding the internal models for determining capital requirements for market price risks (Internal Model Approach "IMA"), which were initially approved in 2023, all remaining findings from the initial review were successfully addressed in the fiscal year. As a result, the ECB reduced the IMA multiplication factor from 4 to the regulatory minimum of 3 at the beginning of December 2025.

Regarding the internal models for determining capital requirements for counterparty risks (Internal Model Method "IMM"), which were initially approved in 2021, CGME applied for an extension of the IMM permission for commodities and additional equity derivatives, as well as material model changes for the modeling of initial margin and collateral at the beginning of 2024. These were reviewed by the supervisory authority at the end of 2024 (IMM Internal Model Investigation, "IMM IMI"). In October 2025, CGME received the corresponding permission to use the new and amended models, which were subsequently put into production. The findings resulting from the review will be addressed by CGME in accordance with the deadlines set by the ECB. The new IMM models lead to an increase in IMM coverage as well as a reduction in risk-weighted assets.

Further developments in outsourcing governance, the risk control function, the consideration of sustainability risks in reporting, and the general revision of written policies and procedures conclude the most significant adjustments in the bank's management.

In view of the geopolitical crises and the resulting negative effects on the overall economic situation, which manifested in reduced macroeconomic growth dynamics and temporary pressure on global financial markets, the bank conducted ad-hoc stress simulations on the main risk drivers to promptly quantify the possible impacts on CGME and to be able to take appropriate measures. The main scenarios here were simulations regarding the impacts of macroeconomic and political uncertainties in France, the crisis in the Middle East,

the US administration's tariff policy, and a cyber-attack on clearing platforms during a US Treasury auction. According to the risk taxonomy, geopolitical risks are classified as a Level 1 risk under strategic risks and were deemed a material risk within the framework of the annual risk inventory. In the past fiscal year, the bank further refined its handling of geopolitical risks and enhanced the underlying analysis procedures and governance. This affects all key management cycles within the strategy process. Furthermore, geopolitical risks (e.g., cyber-attacks) are also a regular component of the bank's annual crisis planning. The Management Board and the Supervisory Board are informed about geopolitical risks and their potential impacts on the bank's profitability through regular (monthly/quarterly) or ad-hoc reporting. At no point during the past fiscal year were any material additional risks identified through the analysis procedures described above, nor did any loss potentials materialize.

4.2 Organization of the Risk Management

The overall responsibility for risk management and monitoring lies with the entire Management Board and the Supervisory Board of CGME. The individual responsibilities at the level of the organizational units are presented below:

Overall Responsibility: Management Board and Supervisory Board of CGME		
Type of Risk	Risk Management	Risk Monitoring
Market Price Risks	Asset Liability Committee, Risk Management Committee, and Trading-Desks	Risk Controlling
Liquidity Risks	Asset Liability Committee and Corporate Treasury	Risk Controlling
Counterparty Default Risks	Risk Management Committee and Trading-Desks	Risk Controlling
Operational and Compliance Risks	Business Risk, Compliance and Control Committee (BRCC)	Risk Controlling / Operational Risk Management
Business and Strategic Risks	Business Strategy and Risk Strategy	Risk Controlling
Other risks (including “Pensions Risks” and “Reputational Risks”)	Business Strategy and Risk Strategy Country Coordination Committee (CCC), Risk Management Committee	Risk Controlling
Non-Litigation Monitoring by CGME’s Internal Auditing office		

The **Management Board** determines the business and risk strategy and sets the framework in the so-called "Risk Appetite Statement" ("RAS"). Based on the “risk appetite”, this describes the maximum risk positioning that CGME's management is willing to take. The determination of the risk appetite is based on the premise of the permanent continuation of business operations, which is not endangered even if risks materialize.

To identify, assess, and manage risks, CGME uses the so-called “**Lines of Defense Model**” analogous to the global approach. For the respective business unit ("First Line of Defense"), the RAS provides the framework for the independent and responsible handling of existing risks.

The **Risk Controlling** department ("**Second Line of Defense**") regularly determines the quantitative utilization of the established risk limits and reports on this. Furthermore, the Internal Audit of CGME ("Third Line of Defense") reviews the organizational structure and processes and the risk-related processes, including the implementation of the RAS, at regular intervals and assesses their appropriateness. The internal workflow processes of CGME also provide that the Compliance function is involved as a Second Line of Defense function in compliance-relevant matters. The RAS also provides qualitative guidelines that must be adhered to by the respective process-responsible functions and the business areas of the First Line of

Defense. Compliance with these requirements determined by the CGME Management Board is administered through the Managers Control Assessment ("MCA") process.

In connection with risk management, the following **committees**, among others, have been established:

Committee	Key Tasks	Membership
Management Board	• Assessment and reporting of the whole risk situation, considering all material risk categories • Approval of all strategic analyses and documents (e.g., business and risk strategy, RAS, ICAAP)	• Members of the Management Board
Risk Management Committee (RMC)	• Assessment of the overall risk situation, essentially in relation to market price risks and counterparty default risks. • Preparation of decisions by the CGME Management Board	• Chief Executive Officer (co-chair) • Chief Risk Officer (co-chair) • Other Management Board members from business and functional areas • Other functions within Risk and Finance
Business Risk, Compliance und Control Committee (BRCC)	• Assessment and reporting on the overall risk situation with regard to operational risks of CGME • Control Committee for the 2nd-Line of Defense	• Members of the Management Board • Representatives of the operational departments of CGME (e.g., Finance, Risk Controlling, Legal, Compliance) • Internal Audit
Asset Liability Committee (ALCO)	• Ongoing monitoring of liquidity and market price risks as well as the funding situation	• Members of the Management Board • Risk Controlling • Corporate Treasury • Markets • Banking
Model Control and Review Committee (EMCRC)	• Assessment of the appropriateness of the IMM Model	• Chief Risk Officer • Chief Financial Officer • Other functions within Risk and Finance
Internal Model Control Committee (IMACC)	• Assessment of the appropriateness of the IMM Model	• Chief Risk Officer • Chief Financial Officer • Other functions within Risk and Finance
ICAAP and Stress Testing Model Control and Review Committee (ISTMCRC)	• Assessment of the appropriateness of the ICAAP and Stress Testing models	• Chief Risk Officer • Chief Financial Officer • Other functions within Risk and Finance

The Chief Risk Officer ("CRO"), as a member of the Management Board, is actively involved in the approval process of the risk policy guidelines for the identified risks as defined by the CGME Management Board and is also responsible for their implementation. The Operational Risk Manager reports to the CRO and in the Business Risk, Compliance and Control Committee ("BRCC") on a regular basis about the controls and results regarding the risk situation, especially the operational risks of CGME. The BRCC meetings

are held regularly on a monthly basis. Furthermore, the CRO reports to the Supervisory Board during the regular quarterly meetings of the committees or, if necessary, upon the occurrence of special events.

The reporting system is based on internal guidelines that were introduced taking into account local supervisory requirements for a bank's reporting system (see BT 3 of MaRisk as amended on May 29, 2024).

4.3 Risk Definition and Risk Strategy

CGME defines **risk** as potential future developments or events that could lead to a negative deviation from forecasts or objectives for CGME.

Risk management fundamentally distinguishes between **quantitative and qualitative risk types**. Quantitative risks regularly include, among others, counterparty default risk, market price risk, and liquidity risk, which can be assessed regularly and, if necessary, with the help of appropriate measurement methods. The so-called qualitative risks can be quantifiable (e.g., operational risks). In addition, there are qualitative risks for which a quantitative assessment cannot be made (e.g., reputational risk or strategic risk).

The framework for risk management is the business strategy defined by the Management Board and acknowledged by the Supervisory Board. Based on this, the overall risk strategy, including individual strategies for the risk management of the identified material risk types, is established, taking into account CGME's risk-bearing capacity. The strategies are guided by the principle of ensuring a professional and conscious approach to existing risks in all business and functional areas. To implement the strategies and to fully guarantee CGME's risk-bearing capacity, corresponding risk management and risk controlling processes have been implemented. The Strategic Plan, including the financial planning for the fiscal year, is prepared in accordance with the regulatory requirements of MaRisk AT 4.2. As part of the preparation of the Strategic Plan, the risk management function reviews and challenges compliance with the regulations and presents the results to the Management Board and the Supervisory Board.

In the Risk Appetite Statement **("RAS")**, the so-called "risk appetite" is defined as the maximum risk that CGME is willing and able to take in pursuit of its business objectives without being exposed to existential risks. This also includes the establishment of a so-called management buffer, through which the Management Board accounts for strategic planning risks and uncertainties. The guiding principle is to ensure adequate liquidity and capital resources from both the normative and economic perspectives of CGME. The RAS is therefore to be regarded as an integral part of CGME's strategic process, intended to support the Management Board in steering CGME's risk appetite to ensure the protection of CGME from disproportionate risk-taking.

The RAS documents the risk management concept implemented by CGME as a forward-looking process that sets expectations for the consolidated risk profile of CGME, linked to the bank's general business strategy and key resources such as capital and liquidity. Essential components of the overall process result from the regular risk identification and assessment process, which is carried out in accordance with the requirements of section AT 2.2 of MaRisk. This process forms the basis for CGME's risk strategy, including the calculation of risk-bearing capacity and a three-year capital projection.

The maximum risk or "risk appetite" is defined in the form of quantitative thresholds and qualitative limits and documented in the RAS. The "risk appetite" does not describe a desired level of risk, but rather a framework of appropriate limits set and approved by the Management Board. Transactions and/or business decisions must therefore comply with all parts of the "risk appetite framework."

The overall risk strategy and the individual strategies derived from it for the material risk types are reviewed at least once a year. Any member of the Management Board can request a review on an ad-hoc basis. Furthermore, a validation of the risk-bearing capacity also takes place at least annually. This involves, in particular, a review of the appropriateness of the risk measurement methods, the processes, and the individual risk limits (appropriateness of the capital buffer set by the Management Board). Intra-year calculations of risk-bearing capacity are carried out quarterly in accordance with regulatory requirements. The results are an integral part of the monthly reporting to the Management Board.

CGME has implemented escalation and decision-making processes for cases of impending limit breaches. The "Risk Controlling" department ensures timely and independent risk reporting to the Management Board and the established committees "BRCC," "ALCO," and the Risk Management Committee. Furthermore,

issues arising in connection with the use of the IMA, IMM, and ICAAP models are escalated through the implemented bodies and committees (IMACC, EMCRC, and ISTMCRC).

Another essential component of CGME's strategy process is the implemented Internal Control System (ICS). The control measures established in this context are described in the written procedures of the individual processes of the respective departments. The internal controls are integrated before, during, or after the individual workflows. The ICS thus comprises the entirety of all control measures and serves to ensure compliance with specified qualitative and quantitative standards, including legal and regulatory requirements, as well as adherence to the established risk limits.

4.4 Risk-Bearing Capacity (Capital Adequacy) and Risk Limitation

Economic Capital Planning

Risk-bearing capacity is one of the most important determinants for the design of risk management. A core element of appropriate and effective risk management is the assessment of the bank's internal processes to ensure risk-bearing capacity ("Internal Capital Adequacy Assessment Process"; "ICAAP"). To ensure risk-bearing capacity at all times, CGME pursues a dual management approach. The risk management in the economic capital calculation is based on the approach that ensures that risk positions are only entered into to the extent that the bank's continued existence is guaranteed, even if the existing risks fully materialize and lead to an economic burden. In the course of the economic capital calculation, the primary focus is on identifying and quantifying such risks that are not covered by the normative capital calculation, in order to ensure the long-term substance of the company. Essentially, the calculations of the economic capital are based on a confidence level of 99.9%, although justified exceptions are permissible.

The **risk coverage potential** under this approach is determined on the basis of the items in the balance sheet and profit and loss account determined in accordance with commercial law, which are also the fundamental components of regulatory capital. Own funds are recognized as risk coverage potential up to the amount that would be available to cover potential or incurred losses without violating the minimum requirements of the Capital Requirement Regulation (CRR). With regard to the requirements for capital planning according to the "SREP Guideline" ("Supervisory Review and Evaluation Process", "SREP"), which is based on regulatory capital, a period of three years is assumed.

CGME has identified the following as material risks to be covered by economic capital in addition to the normative view:

- Concentration risks in counterparty risks
- CCP membership risks
- Operational risks
- Risks from pension funds and
- Risks from reputational and strategic risks as a stress simulation to determine the capital buffer.

The basis for this is a risk inventory carried out at least annually, or on an ad-hoc basis, which was undertaken as part of the conceptual further development of the ICAAP concept.

The liquidity risk, which is classified as "material," is not included in the risk-bearing capacity concept, as no economic capital requirement can conceptually be derived from this risk. The appropriate monitoring of liquidity risk is guaranteed at all times on the basis of the implemented management systems and regular control by the Asset and Liability Committee.

The quantification of material risks is based on statistical methods (models) or expert assessments. The calculations are supplemented by regularly conducted stress simulations for all material and quantifiable risk categories.

As of December 31, 2025, the risk coverage potential (Tier 1) amounts to a total of EUR 4,689 million. The following diagrams provide information on the economic capital situation at the end of the 2025 fiscal year and also represent the figures that were reported to the European Central Bank as part of the 2026 ICAAP submission.

Economic capital stack
(in €mm, except ratios in %)


Risk bearing capacity breakdown
Economic capital thresholds breakdown
Economic capital thresholds
Management buffer
Unallocated capital
Credit risk
Market risk
Operational risk
Amounts, in MM€
2025 Q4





	2025 Q4	
	€	%
Credit risk	828	69%
Market risk*	413	41%
thereof: Trading market risk	327	38%
thereof: Non-trading market risk	85	57%
Operational risk	173	58%
Economic capital utilization	1,414	57%

RAG Logic
<80%
80%-99%
>100%


*The total threshold of Market Risk is EUR 1,000 mm; the split between trading and non-trading is as following:
- Trading: EUR 850mm
- Non-trading: EUR 150mm

Economic capital utilization
(in €mm, except ratios in %)


Economic capital utilization
Economic capital utilization
Utilization, in %
46%
48%
49%
48%
61%
59%
61%
57%
Economic capital consumption
Total economic risk limit
Amount, in MM€
2,775
2,775
2,775
2,500
2,500
2,500
2,500
2,500
1,284
1,319
1,351
1,203
1,513
1,484
1,530
1,414
2024 Q1
2024 Q2
2024 Q3
2024 Q4_Annual
2025 Q1
2025 Q2
2025 Q3
2025 Q4

Economic Capital in the 2025Q4 refresh utilizes the 2025 ICAAP approach.

As of Q4 2025, CGME operates well within the capital thresholds and the overall risk bearing capacity. The main drivers for capital consumption are credit risk and market risk.

CGME considers a €300mm management buffer to account for non-quantifiable risks, immaterial risks and inherent volatility of the business, and €660mm buffer as unallocated capital, which also serves as cushion for potential changes in the TOM, or any other unplanned volatility.

Banking-Led Global Recession (2026 ICAAP deflationary) scenario is refreshed for stress losses to address the recent significant market movement. Even when considering stress losses, as per Q4 2025, CGME still holds enough capital to adequately cover the level and nature of the material risks to which it is exposed.

Economic capital utilization
(in %)

	Q4 2025	Q4 2025 (incl. Banking-Led Global Recession)	Difference
Credit risk[3]	69%	73%	4%
Market risk	41%	59%	18%
thereof: Trading market risk	38%	57%	19%
thereof: Non-trading market risk	57%	71%	14%
Operational risk[4]	58%	61%	3%
Economic capital utilization	57%	66%	10%

RAG Logic
<80%
80%-99%
>100%

Economic capital utilization
(in %)


Economic Capital Utilization
Utilization, in %
57%
66%
2025 Q4
2025 Q4 (incl. stress losses)

The "Management Capital Buffer" remained unchanged at EUR 300 million in the 2025 fiscal year. The amount of the "Management Capital Buffer" is derived from stress test simulations for strategic risk, reputational risk, data reliability risk, and a volatility calculation of risk-weighted assets. Overall, the coverage potential of the own funds was adequate to meet the economic capital requirements. Of the total available own funds of EUR 4,689 million, a total of EUR 3,274 million (excluding the Management Buffer) was determined as risk appetite at the end of 2025, of which EUR 1,428 million was used. This corresponds to a utilization rate of the defined threshold of 44%.

The **risk-bearing capacity (capital adequacy)**, which is also calculated intra-year using quarterly procedures, was guaranteed at all times in the 2025 fiscal year, and CGME had an adequate risk capital buffer. The capital projection carried out as part of the annual risk strategy process also showed that, taking into account the targeted business development and the requirements for a strategy process specified by MaRisk, the economic and normative risk-bearing capacity was given at all times.

Normative capital planning

Within the framework of normative capital management in the base scenario, the requirements for compliance with regulatory ratios were met for the entire year 2025. In addition to planning, a quarterly review of the planning assumptions and the actual risk development was carried out as part of the ICAAP variance analysis and reported to the Management Board in accordance with § 25 KWG. In addition to the pure capital requirements, the required regulatory ratios such as the Leverage Ratio and large exposure limits were also complied with and monitored. Normative capital management here takes into account business

development over a period of three years, and compliance with all regulatory ratios must always be maintained and managed. Requirements beyond Pillar 1 are considered in the economic view.

From a normative perspective, the risk-strategic and regulatory requirements were met as of December 31, 2025. At year-end, the capital resources were in an adequate range with a capital surplus of EUR 1,914 million, a CET1 capital of EUR 4,689 million, and a resulting CET1 ratio of 31.26%. As part of the regulatory capital requirements, the bank complied with a Pillar 2 Requirement (P2R) of 3% and a Pillar 2 Guidance (P2G) of 2% on each calculation date after the Pillar 2 transition in the past year. Other capital ratios such as the Leverage Ratio at 7.91% were complied with in addition to the regulatory requirements, including the internal so-called Management Action Trigger (MAT) of 1.5% RWA (Risk Weighted Assets). As part of the strategic planning, the Management Board set a CET1 ratio of 18.5%. This is intended to support the planned growth according to the CGME Strategy 2025-2027 and the new Target Operating Model.


Capital Requirements - 31 December 2025
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,689
1,914
Excess over MAT
2,722
225
300
577
420
1,200
MAT
P2G
OCR
TSCR
Regulatory Capital (CET1)
Capital Excess over MAT
Capital Requirements
CET1
Pillar 1 (8% of RWA)
Pillar 2 Requirement (2.8%)
Combined Capital Buffer
Pillar 2 Guideline (2%)
DQ Buffer
Capital Excess

4.5 Risk Types and Risk Identification and Management

4.5.1 General information

Within the scope of an annually conducted risk inventory, the following material risks were identified against the backdrop of CGME's business model:

- Credit risk (counterparty credit risk and issuer risk)
- Market price risk;
- Liquidity risk (no quantification in the sense of an economic capital requirement);
- Operational risk;
- Compliance risk;
- Strategic risk,
- Reputational risk and

other risks, which are determined as a sub-function of the material risk categories listed above, are monitored in separate control cycles. These include, among others, technology risks, cyber risks, geopolitical risks, and model risks. In this context, sustainability risks ("ESG") and concentration risks (inter- and intra-risk concentrations) are understood as **cross-cutting risks**, which are analyzed and controlled with regard to their interdependent effect on other risks.

4.5.2 Counterparty and credit risks

The business activities of CGME result in the following material, client-related **counterparty default risks**, which are sub-categories of credit risks for which dedicated monitoring and control processes are in place:

- Issuer risk (bonds and equities)
- Counterparty risk, including risk concentrations
- Country risk.

Furthermore, counterparty default risks exist in connection with ongoing business activities with Citigroup companies.

The guiding principle for the design of processes in CGME's business activities with counterparty default risks is a clear separation between the front office (market) and back-office (market follow-up) functions, up to and including the Management Board level. The back-office tasks are performed by the independent "Operations" and "Risk Controlling" departments. The Risk Controlling department continuously monitors compliance with the credit lines granted to clients, including counterparty limits for trading activities, as well as issuer risks. The monitoring for the various risks is carried out by a department independent of the front office (Trading, Banking).

The tasks and responsibilities of the workflows are defined in the form of organizational policies. Clearly defined processes have been implemented for necessary adjustments.

The respective trading desks, defined according to product specifics, are responsible for risk management and the conclusion of transactions with counterparty default risks. The "Operations" department is responsible for the control and confirmation of trades with counterparties, as well as for trade settlement. This department also checks the market conformity of the concluded transactions.

For the assessment of counterparty default risk, all counterparties and issuers in the trading business are subject to a periodic or event-driven rating by Independent Credit Risk. The rating is an important indicator for setting the counterparty- or issuer-specific limit.

The following presentations and descriptions relate primarily to issuer and counterparty risks.

For the individual counterparties, which are grouped into borrower units in accordance with § 19 (2) of the German Banking Act (KWG) as per regulatory requirements, limits are set for the various types of credit and approved by the required authorities.

System-based reports on the respective counterparty risks and issuer risks are generated and evaluated daily. If breaches of granted limits are detected, the responsible traders and the head of the trading division must be informed immediately. Furthermore, the Management Board is informed of this matter as part of the regular reporting and taking into account threshold values.

At the end of the 2025 fiscal year, the **total of all counterparty limits** (Pre-Settlement; "PSE limits") of CGME amounted to USD 43,964 million, equivalent to EUR 37,417 million[54], and existed with a total of 476 counterparties. Of this, a total of approx. USD 8,509 million, or approx. EUR 7,242 million, was utilized. The limit utilization has stabilized in the past fiscal year.

Broken down by **rating classes**, the counterparty default risk (counterparty risks and credit exposure) of CGME as of the end of December 2025, with regard to utilization, is as follows:

		Dec'23	Dec'24	Sep'25	Nov'25	Dec'25
Exposure by FRR	1	1,417.8	823.3	684.2	765.7	735.5
	2	2,619.0	2,684.5	2,744.0	3,307.2	2,833.7
	3	3,281.0	2,272.8	2,577.8	2,278.7	2,277.4
	4	2,215.7	1,829.9	2,261.3	2,248.3	2,449.8
	5	319.3	403.9	405.9	480.6	427.8
	6	62.2	114.0	115.7	214.3	107.1
	7	5.8		1.8	4.3	0.3
	Unrated	89.8	0.0	7.6	33.9	-4.7
Grand Total		10,010.6	8,128.5	8,798.4	9,332.9	8,826.9
PRR		4+	5+	4-	4-	4

The vast majority of the utilization (a share of approx. 94%) is thus assigned to rating classes 1 to 4.

[54] USD 1.00 = EUR 0.8511

To reduce counterparty default risk in counterparty and issuer risks in the trading business, master agreements for derivatives[55] and for securities repurchase agreements (repos) are generally used, which provide for mutual "netting agreements" to mitigate counterparty default risk. The master agreements for derivatives used by CGME contain set-off agreements at the individual transaction level (so-called "payment netting") as well as for the case of termination of all individual transactions under a master agreement (so-called "close-out netting").

In principle, all master agreements are subject to the principle of a single agreement. In the event of termination, the respective mutual claims are offset, and only the resulting net claim can be asserted against the defaulting counterparty. The prerequisite for this is that the claim is effective and enforceable and that the respective legal systems recognize the principle of a single agreement, thus protecting the net claim from otherwise imminent access by the insolvency administrator.

"Close-out netting" can be subject to (international) legal risks. These are countered by obtaining legal opinions.

CGME settles securities repurchase agreements both bilaterally and via EUREX Clearing AG as a central counterparty. For securities repurchase agreements, "payment and delivery netting" is carried out depending on the respective counterparty. Furthermore, counterparty default risk is mitigated by settling derivative transactions via central counterparties such as EUREX Clearing AG and LCH Clearnet Ltd.

For derivative transactions, only cash collateral is accepted, which is transferred regularly depending on the respective contractual agreements. For repo transactions, securities are provided as collateral.

The subject of risk management also includes the assessment and monitoring of country risks. We understand this to be the risk of default of a state or state bodies, as well as the risk that a willing and able counterparty cannot meet its payment obligations due to government measures (transfer risk). Country risk is managed across departments on the basis of country limits set as a result of the country risk assessment.

Furthermore, the bank has an appropriate set of instruments to adequately quantify the risk concentrations associated with counterparty default risks and to integrate them into the reporting system. In particular, the concentration of counterparty risks is backed by economic capital.

4.5.3 Market price risks

Market price risks have been identified for the following material trading business types of CGME:

- Global Markets Treasury & Financing, Fixed Income Financing Desk: Repos and Reverse Repos with group companies (refinancing)
- Spread Products: EMEA Investment Grade Corporates Cash
- Equities: Strategic Equity Solutions Trading, Equity Cash.

In this regard, the following market prices exist:

- Equity prices (e.g., equity price risks, equity volatilities)
- Interest rates (e.g., interest rate change risks, yield curve risks, option risks)
- Spread risks (e.g., corporate bond spreads, repo spreads)
- Commodity prices and
- Exchange rates (e.g., risks based on changes in spot or forward exchange rates).

As part of the Desk Mapping Review ("DMR"), the bank has pushed forward the expansion of its product portfolio in the past fiscal year. For predefined products, CGME now acts as a so-called "Risk Taker." This means that the residual market price risks from these trading book positions are managed independently

---

[55] The master agreements for derivatives also include the master agreement published by the International Swaps and Derivatives Association Inc. (ISDA Master Agreement). These are standard agreements that are also recommended for use by, among others, the leading associations of German banks (e.g., BdB).

and are no longer passed on to other group entities under the "Back-to-Back Booking Model." In June 2025, the DMR was finally implemented with the approval of the Equity Capital Markets business area. To support the expanded risk profile, the infrastructure and risk governance were strengthened, including the hiring of three new market risk managers. Furthermore, the risk appetite approved by the management, particularly for market price risks, was adjusted to reflect the bank's new strategic orientation.

Risk concentrations mainly exist in the Fixed Income Finance and Global Spread Products trading areas. The risk concentration resulting from warrant trading was sustainably reduced over the course of 2025, as the decision was made to withdraw from warrant trading. The risks resulting from warrant trading were therefore significantly lower at the end of the fiscal year than in the previous year. The share of the total VaR amounted to approx. 1% at year-end. The risk appetite was adjusted accordingly.

To determine the risk position in the trading area, all individual transactions are valued daily at current market prices. The prices underlying the valuation are obtained directly from external independent sources or determined using valuation models. The market parameters used for this are either automatically transmitted to the valuation systems or manually entered by the traders. The market parameters are strictly controlled by the back-office when compared with external independent sources. On this basis, the current market values and the daily profits and losses are determined independently of trading.

Risk quantification for the trading books is carried out daily through **factor sensitivity analyses**, which determine all transactions of the trading business with regard to their price-determining market factors (spot rates of foreign exchange, equities and equity indices, yield curves and volatilities of interest rates, currencies, commodities) and the change in value for a standardized market movement. This provides an overview of the risk profile of the individual trading portfolios as well as the entire trading portfolio.

Furthermore, the loss potentials for each market factor are quantified, and the "**Value-at-Risk**" ("VaR") is calculated, taking into account the correlations between the market factors. The VaR approach has established itself as the leading method for assessing economic market risks. The VaR reflects the maximum expected loss of a trading book during a specific holding period (e.g., 1 day) with a given probability (e.g., a confidence level of 99%). The specific risks of individual stocks (beta risk) are also included in the calculation.

The VaR is calculated using a Monte Carlo simulation, which is performed for all trading activities based on uniform measurement criteria. The volatilities of the individual market factors and their correlations included in the calculation are determined on an empirical basis.

The group-wide VaR model is subject to an annual, local model validation process to ensure that the group-wide model parameters correspond to the profile of the local market risk. Core elements of the validation process are the hypothetical backtesting procedure, which is carried out daily, and the quarterly "Risk not in VaR" analysis, which serves to identify and quantify such risks that are not covered by the model calculation.

In addition, to simulate extreme market changes, analyses of stress scenarios are carried out at regular intervals as well as ad hoc in certain situations, independently of trading.

Limit structures are established for the individual trading books and the interest rate risk of the banking book, through which the Management Board actively sets the risk appetite for the individual trading books and the bank as a whole.

For the measurement of derivative trading activities, CGME is connected to the group-wide risk monitoring system. Here, all market price risks are presented independently of trading across products, currencies, and markets, and the risk positions are compared with the corresponding limits at various levels. The daily market risk reports generated by the system (which also specifically highlight limit breaches) are made available to Risk Controlling daily by a dedicated department in London. Compliance with the limits and the escalation of Management Action Triggers are monitored daily by the independent Risk Controlling department. The aggregated reports are submitted to the Management Board and the heads of the trading divisions.

The **development of VaR** in 2025 is as follows:


CGME Trading VaR (in USD mm)
35
30
25
20
15
10
5
0
02/01/2025
02/02/2025
02/03/2025
02/04/2025
02/05/2025
02/06/2025
02/07/2025
02/08/2025
02/09/2025
02/10/2025
02/11/2025
02/12/2025
VaR
Limit

Due to the phased implementation of the DMR trading activities during the first half of 2025, the VaR limit was adjusted/increased several times accordingly. The limit increases included both the trading activities of the "market-making desks" and episodic business activities from the Equity and Debt Capital Markets area. The Risk Appetite Statement was updated accordingly and approved by the CGME Management Board.[56]

The following risks were also the main risk factors in the 2025 fiscal year:

- Interest rate risks, resulting from trading book activities in the Fixed Income Finance, Spread Products, and Global Rates areas.
- Spread risks, resulting from the trading book activities of the Spread Products and Fixed Income Finance areas.
- Equity price risks, resulting from the trading book activities of the Equity Cash, Strategic Equity Solutions areas, and to a lesser extent from the Public Listed Products area, as well as corresponding hedging transactions.
- Valuation risks ("XVA"), resulting from the adjustment of derivative products to "Fair Value."

The 2025 fiscal year was characterized by increased trading activity in the Fixed Income Finance desk and the start of the DMR business trading activities, which led to a higher Value at Risk exposure in this trading area. In parallel, the VaR exposure in the Public Listed Products area was sustainably reduced after a dynamic hedge strategy for the trading book positions was introduced in December 2024 to ensure improved hedging against severe market movements.

The increased market volatility resulting from the geopolitical situation surrounding the Ukraine-Russia crisis and the Middle East crisis had no significant impact on CGME's trading book result.

The distribution of new trading products, which were introduced in view of the bank's regional preparation for a BREXIT, does not lead to any significant additional trading book positions, as all transactions are fully hedged with other group entities, the so-called "Risk Hubs." An exception to this, however, are Credit Valuation Adjustments (CVA) related sensitivities such as credit spread risks. To monitor these risks, dedicated limits have been introduced, which are monitored and reported to the management in the same way as the risks specified above.

[56] The spike in February was technical in nature, and the increase from July to September was due to increased customer activity.

4.5.4 Liquidity risks

The management of **liquidity risk** is the responsibility of the "Corporate Treasury" department and ensures that sufficient liquid assets are available at all times to meet future payment obligations. In the 2024 fiscal year, CGME participated in the European Central Bank's ILAAP process for the first time. The concept was also successfully submitted to the supervisory authorities in the completed fiscal year.

Risk monitoring and management are based on analyses of all cash flows by product and currency and include the monitoring and limitation of aggregated fund outflows and inflows. On a daily basis, both internal and external metrics are used to monitor liquidity risks. The internal metrics are primarily the TLST (Term Liquidity Stress Test, with a one-year planning assumption) and RLAP (Resolution Liquidity Adequacy and Positioning, with a 30-day planning assumption). In addition, external, regulatory key figures such as the Net Stable Funding Ratio or the Liquidity Coverage Ratio are calculated and monitored.

The monitoring of the intraday liquidity reserve has been integrated into the bank's written policies and control processes. The "Risk Controlling" department is responsible for monitoring compliance with the corresponding limits. The Management Board receives regular and timely reports on CGME's liquidity situation.

Furthermore, CGME has established a liquidity reserve to be able to compensate for potential disruptions in the capital markets and any resulting liquidity bottlenecks. The liquidity reserve is composed of so-called High Quality Liquid Assets (HQLA) in accordance with the relevant EBA Guidelines and is dedicated to pure liquidity management. The active management of the liquidity reserve is the responsibility of the "Corporate Treasury" department.

CGME shows a significant structural liquidity surplus across all maturities defined in the liquidity maturity ladder. During the 2025 fiscal year, there were no limit breaches (negative cash flow) within the liquidity maturity ladder.

The monitoring of liquidity risk is based on the Operating Target, the Management Action Threshold (MAT), and the Risk Appetite Limits listed below. In principle, no negative cash flows are accepted. As liquidity risk is the top risk at CGME with a low risk appetite, positive limits (in addition to the non-negative cash flow) are set to further enhance the sound risk management practice.

Internal Liquidity Metrics	Q1'25	Q2'25	Q3'25	Q4'25	No Action / Above Management Action Trigger	Below Management Action Trigger	Limit
TLST (Low Point Surplus; $mm)	4,039	2,396	4,110	4,225	$1,350mm	$700mm - $1,350mm	< $700mm
TLST (Low Point Surplus Tenor)	M4-6	O/N	M1	O/N			
RLAP (Low Point Surplus; $mm)	3,453	2,113	3,909	3,916	$1,350mm	$700mm - $1,350mm	< $700mm
RLAP (Low Point Surplus Tenor)	CD2	O/N	CD29	O/N			
Local Regulatory Liquidity Metrics							
Liquidity Coverage Ratio Surplus (€mm)	5,296	6,900	5,541	5,778	€1,600mm	€800mm - <€1,600mm	< €800mm
Net Stable Funding Ratio Surplus (€mm)	1,551	2,933	3,384	1,936	€1,300mm	€700mm - <€1,300mm	< €700mm

The presented system of limits and Management Action Triggers was introduced in the second quarter of 2023. In the 2025 fiscal year, the metrics at all month-ends were above the Management Action Trigger thresholds applicable to them at the time.

Accordingly, CGME has sufficient liquidity in all maturity bands up to one year.

Furthermore, CGME has a structural and currently unused surplus liquidity as well as sufficient capital resources to bridge negative liquidity-related events.

4.5.5 Operational risks

Within CGME, **operational risks** are defined as the risk of losses resulting from the inadequacy or failure of internal processes, people, and systems and/or from external events. Essential elements or components of the risk management process for operational risks are:

- Regular execution of a risk inventory based on an estimate of the probability of occurrence and the expected risk exposure to quantify operational risk.

- Self-assessment to identify indicators of potential risks within CGME's organizational and operational structure.
- A loss event database (CitiRisk Loss Capture System) to record corresponding incidents and document the handling of the elimination of potential damages that have occurred. In the loss event database, all occurred loss events from a volume of USD 20 thousand, as well as potential, not yet materialized cases ("near-miss events") with an expected loss volume of USD 1,000 thousand, must be recorded. For the period from January 1, 2025 to December 31, 2025, occurred loss events ("Actual Net Loss") for CGME amounting to a total of USD 5.09 million and two near-miss events were documented.

To prepare for potential supply bottlenecks in the energy sector resulting from the geopolitical situation, the bank participated in a supra-regional real-time simulation to prepare for a "power outage" scenario.

With regard to the outsourcing of individual services and infrastructure measures, there is an inherent risk that is fully accounted for in risk management through appropriately established control processes. CGME has further developed the underlying governance processes for managing "outsourcing risks" in the past fiscal year by establishing a uniform control design, introducing a monthly Outsourcing Governance Meeting, and continuously enhancing the written policies, including contracts with service providers.

The responsibility for the implementation measures regarding the management of operational risks lies with the department heads or business managers below the board level. They are responsible for establishing, documenting, and continuously updating all work instructions and control procedures. The overall monitoring of operational risks and the corresponding reporting is the responsibility of the "Operational Risk Management" ("ORM") function.

The tasks and responsibilities, as well as the documentation, are regulated according to the valid CGME policies. The Management Board is appropriately informed about the risks described above through daily, monthly, and quarterly reporting.

A database ("Loss Capture System") is used to record quantifiable risk events, which also serves as the basis for reporting to the Management Board.

A quantification of operational risks within the framework of the economic capital calculation is carried out via a statistical simulation, which is fed by historical loss events. In the normative perspective, the Standardised Approach is used.

Taking into account all business areas and staff units, CGME conducts an annual risk inventory to identify and assess operational risks based on predefined scenarios. The main criteria here are the probability of occurrence and the assumed loss potential.

The operational risk has increased due to the transfer of processes to internal and external service providers. CGME has built an infrastructure to assess and control the potential risks resulting from outsourcing. Thus, taking into account many factors, the materiality of the outsourcing measures is assessed once a year by the responsible Outsourcing Steering Committee. Furthermore, it is the responsibility of all Outsourcing Managers to regularly review the quality of the services provided. Problems identified in this process must be reported to the Management Board promptly, but at the latest as part of the monthly reporting.

Compliance risks are risks that can negatively affect the bank's profitability and stability due to violations of regulatory requirements and rules. In this context, adherence to ethical standards and internal guidelines is also to be seen. Since the causes and characteristics of these compliance risks are often identical to those of operational risks, the implemented control and governance activities are largely unified. In the 2025 fiscal year, there were no material violations.

4.5.6 Other material risks

Reputational risks

Since reputational risk can arise from all other risks, it is treated separately from operational risk. For the aforementioned reason, the management and monitoring of reputational risks are carried out implicitly

through the control of all risk categories from which a reputational risk can arise. Explicit monitoring of reputational risks is carried out by the "Legal" and "Corporate Communication" departments, as reputational risks can arise from complaints and lawsuits or negative press releases. According to the CGME Risk Taxonomy, reputational risk is an overarching risk category for which a corresponding risk appetite has been determined and approved by the management.

No material impacts due to reputational risk were identified in the 2025 fiscal year either.

Strategic risks

Strategic risks are essentially anticipated loss potentials that endanger the bank's profitability and capital strength due to incorrect business decisions. Strategic risks can be influenced by internal as well as external factors. The bank has taken extensive measures to minimize the probability of strategic risks occurring and, in the event of their occurrence, to keep the economic impact as low as possible.

Strategic risks are backed by economic capital within the framework of the risk capital concept by establishing a capital buffer. This is done by including the results of an idiosyncratic stress test, which simulates the bank's profitability in the event of an income shock.

Geopolitical risks are a sub-category of strategic risks, as occurring geopolitical events can have a lasting negative impact on the achievement of the business strategy's goals.

Tax risks

In the context of a tax audit of CGME for the assessment periods 2009 to 2012, that has meanwhile been largely completed, the tax authorities are still of the opinion that the credited withholding tax arising from proprietary positions, plus the solidarity surcharge attributable to it for the years 2009 to 2011, is not fully creditable. The audit will now be concluded, except for this context, as questions regarding the crediting of WHT are being separated by the tax authorities and referred for further handling within the tax authorities. Should the tax authorities (partially) deny the crediting of the corresponding amounts, any possible repayment obligations resulting from provisions of tax law are not to be fulfilled by CGME, but by the shareholders of Citigroup Global Markets Finance Corporation & Co. limited partnership (KG), Frankfurt am Main, who were shareholders of CGME during the aforementioned audit period and with whom a tax group for income tax purposes existed. The shareholders in question are Citigroup Global Markets Finance LLC, Delaware/USA (general partner), and Citi Overseas Investments Bahamas Inc., Commonwealth of The Bahamas (limited partner). Based on current knowledge, it is not expected that CGME will be held liable.

According to the results of certain tax audits carried out on customers of CGME's customers, the tax authorities are of the opinion that these customers (also referred to as "primary debtors") carried out stock transactions until 2011 and incorrectly credited the withholding tax incurred on dividend payments plus the solidarity surcharge. The tax authorities take the view that CGME has so-called "secondary liability" if the primary debtors do not fulfil their tax repayment obligations. In this respect, the tax authorities issued liability notices against CGME between 2015 and 2022. CGME filed objections to these liability notices and applied for the suspension of execution under Section 361 (2) AO. The applications until 2021 were approved while the approval of the suspension of execution for 2022 is still outstanding. According to a legal opinion, it is not likely that CGME would have secondary liability for the corresponding tax debts of the customers, on the basis of which CGME could be held liable. Accordingly, the tax risks for CGME continue to be assessed as low.

In addition, there is a tax risk arising from an ongoing tax audit of the Italian branch's transfer pricing practices by the Italian tax authorities for the years 2019–2024, which is currently at a preliminary communication stage preceding a formal assessment and is expected to be completed in the second quarter of 2026.

For the tax audits initiated in 2019, 2022, and 2024 regarding corporate income tax, trade tax as well as value-added tax for the periods 2013 to 2015, 2016 to 2018, and 2019 to 2022, there are some audit findings that are not material in substance.

The payroll tax audits conducted for the assessment periods 2014 to 2017 were concluded in 2024. Provisions for the expected additional payments from these audits were established in previous years and

were utilized in 2025. In 2022, a tax audit for payroll tax for the years 2018 to 2021 was ordered and commenced. To date, there are no audit findings.

Risks in connection with the branches

The counterparty default, market price, liquidity, and operational risks associated with the business activities of the branch offices in Madrid, Milan, and Paris, as well as London, are taken into account in the risk management and in the assessment of CGME's risk-bearing capacity.

4.6 Summary Description of the Risk Situation

CGME has sufficient liquidity and capital resources to cover all identified risks and to support sustainable business development in accordance with the agreed business strategy at all times. This also applies under the respective scenarios of the stress tests performed. In the 2025 fiscal year, the regulatory capital requirements were met at all times, and the risk coverage potential within the economic capital requirement was adequate at all times during the fiscal year to support the risk profile resulting from the bank's business activities. The capital ratio improved sustainably once again towards the end of the year through various further developments of the applied models and, at a capital ratio of 31%, was significantly above the target ratio of 18.5%.

The effects of the geopolitical crises surrounding the Ukraine-Russia war, the military conflict in the Middle East, and the political instability in European countries of the EEA-27 economic area were monitored very closely at all times during the past fiscal year. In this context, effects on trading book positions and counterparty risks, in particular, were reviewed through portfolio simulations and stress tests in order to be able to make corrections if necessary. Impacts, including second-order effects such as the increased inflation rate resulting from the energy crisis, were examined, and the results were forwarded to the decision-making bodies. The bank's risk profile has not changed sustainably due to the geopolitical crisis, and no material loss potentials have materialized. This also applies to other geopolitical situations such as the political uncertainty in major economies in the Eurozone and the United States of America. Corresponding stress tests and portfolio simulations were carried out to identify potential impacts on CGME at all times.

In the 2025 fiscal year, the expansions of business activities within the framework of the so-called "Desk Mapping Review" ("DMR") were finally implemented. Corresponding measures in risk appetite, control procedures, staffing, and governance were taken as accompanying actions.

In this context, the bank will also strive for organic growth in the 2026 fiscal year, which, particularly in the context of the very dynamic geopolitical situation, will bring challenges for robust risk management across all lines of defense.

5 Corporate Governance Statement pursuant to § 289f (4) in combination with § 289f (2) no. 4 of the German Commercial Code

The management of CGME continues to strive for a target quota of at least 30% for women in both the Supervisory Board and the Management Board. The Management Board of CGME has set corresponding target quotas based on the Act for Equal Participation of Women and Men in Leadership Positions dated April 30, 2015. A uniform minimum target quota of 30% was established for the first (including the titles Director and Managing Director) and second management levels (from title C12 and higher) below the Management Board. If the minimum target size does not correspond to a full number of persons when converted, the bank rounds up to the next full number. CGME aims to achieve these target quotas by the end of 2026 and reviews the achievement of targets on a quarterly basis.

The target quota for the proportion of women in the Supervisory Board was not achieved by the end of the 2025 financial year, with a share of 25%.

When appointing members to the **Supervisory Board**, an exceptionally high standard is applied to the professional competence and professional experience of the Supervisory Board member, commensurate with the importance of the function. This is intended to ensure comprehensive coverage of all topics and issues for advising, supporting, and monitoring the Management Board. Each member of the Supervisory Board should, if possible, have special expertise that, in view of CGME's business model, ensures the full fulfillment of the Supervisory Board's tasks and duties. When proposing candidates for the CGME Supervisory Board, it is essential to ensure a balanced composition to fully meet the requirements for the partially differing expertise within the Supervisory Board. Furthermore, the Chairwoman of the Supervisory Board should be familiar with CGME's business area and the regulatory environment.

By the end of the 2025 financial year, the **Management Board** consisted of three female and four male members. The proportion of women on the Management Board was thus 42%, which was significantly above the target quota. The proportion of women in the first and second levels below the Management Board was less than 30% by the end of the 2025 financial year.

6 Non-Financial Statement

Non-Financial Statement

6.1 Introduction

As a subsidiary of Citigroup Inc ('Citi'), the ultimate parent, CGME is subject to the strategy, policies and targets of Citi relating to sustainability matters. Citi's approach related to sustainability matters including its approach to human rights and financial crimes is outlined in its 2024 Sustainability Report, 2024 Citi Climate Report, and Environmental and Social Policy Framework which can be accessed on the Citi website: www.citigroup.com/citi/about/esg/.

CGME is continually developing its local environmental and social processes and related disclosures in alignment with Citi, based on applicable sustainable finance regulation and guidance, including the ECB Guide on Climate-Related and Environmental Risks, the EBA Roadmap on Sustainable Finance, EBA Guideline on ESG Risk Management (which remain to be transposed as at 31 December 2025), EBA Guideline on ESG Scenario Analysis, BaFin Guidance Notice on Dealing with Sustainability Risks, the German Minimum Requirements for Risk Management ('MaRisk'), the Non-Financial Reporting Directive, the EU Taxonomy, Capital Requirements Regulation, and the MiFID II Sustainability Amendments[57]. As legal and regulatory expectations evolve into the future, CGME's environmental and social processes and related disclosures will continue to be developed.

This non-financial statement included in CGME's management report intends to meet non-financial reporting requirements. Sustainability matters and the implementation of sustainability-related regulatory and supervisory requirements are a key focus area for CGME. In this context, CGME recognises Environmental, Social and Governance ('ESG') risks as drivers of existing financial and non-financial risk categories that can materialise and impact CGME directly or indirectly in line with the definition of 'ESG risks' according to the ECB Guide on Climate-Related and Environmental Risks and the BaFin Guidance Notice on Dealing with Sustainability Risks.

CGME's sustainability disclosures may evolve in the future to address changing legal and regulatory expectations. The availability, quality and granularity of climate and wider sustainability data and metrics continue to present challenges in non-financial reporting, including reliance on estimates and third-party data sources in certain areas. In addition, data aggregation and reporting capabilities continue to evolve, which may affect the level of detail and precision of certain disclosures. Citi continues to contribute to methodological improvements and developing tools to assess climate risk and climate data, – these capabilities will continue to evolve as the underlying data improves.

Non-financial statements are regulated by Directive 2014/95/EU (Non-Financial Reporting Directive – 'NFRD') amending Directive 2013/34/EU. Germany transposed the NFRD into national law in the German Commercial Code ("Handelsgesetzbuch" – 'HGB'). CGME's non-financial statement discloses information on environmental, social and employee matters, anti-corruption and anti-bribery, and respect for human rights in line with the NFRD and section 289b and 289c HGB. Climate-related information is included in the category of environmental matters. The report provides qualitative and quantitative information to enable the understanding of CGME's development, performance, position and impact in regard to these activities. The preparation of this non-financial statement is based on information and processes developed for sustainability reporting purposes and involves the application of management judgement, taking into account the evolving nature of ESG data, reporting and methodologies.

The calculation of operational greenhouse gas emissions was performed based on the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (revised edition). To identify reportable topics, CGME conducted a non-financial reporting assessment, using the European Commission's Guidelines on Non-Financial Reporting, and the double materiality assessment principles within the European Sustainability Reporting Standards as reference within this. Neither the European Sustainability Reporting Standards, Corporate Sustainability Reporting Directive, nor any other reporting framework, within the meaning of HGB 289d, was applied to the structure of this reporting, as these were seen as the most appropriate frameworks for CGME's sustainability reporting obligations, and operational profile.

[57] Delegated Regulation (EU) 2021/1253 of 21 April 2021 amending Delegated Regulation (EU) 2017/565 as regards the integration of sustainability factors, risks and preferences into certain organisational requirements and operating conditions for investment firms

6.2 ESG at CGME

6.2.1 ESG Strategy

Group Strategy

Citi has identified sustainability-related topics that it believes are of interest to its business, colleagues, clients and communities. They include sustainable finance, environmental impact and climate risk, strengthening communities, human capital management and responsible business — all of which contribute to Citi's business objectives.

At ultimate-parent company level, Citi has a group-wide commitment to achieving net zero GHG emissions for operational emissions by 2030 and for its financing by 2050. Citi's steps toward its group-level net zero goal have focused on its banking activities, setting interim targets for ten key sectors and facilitated emissions from debt and equity capital markets activities for the energy, power and auto-manufacturing sectors. In 2021, Citi established its goal to finance and facilitate $1 trillion in sustainable finance by 2030 and continues to make progress towards the goal. Citi has a number of teams that can support clients in their low-carbon transition efforts, including Industry Coverage teams, Sustainability and Corporate Transitions, Sustainable Debt Financing and the Markets business.

CGME Strategy

As a subsidiary of Citi, CGME's activities may be in the scope of the group-wide commitments mentioned above, although CGME has not set legal entity targets with regard to these.

For CGME, sustainability includes integrating relevant commitments and priorities into its business and risk strategy, while consistently following the group strategy, goals and enterprise-wide risk management frameworks and policies.

CGME's approach to climate-related opportunities and risks reflects the overall business strategy for CGME.

- Investment Banking: In Investment Banking, Citi continues to work with its clients across a range of sectors, finding opportunities to engage in pursuing the development and growth of clean energy technologies. The Debt Capital Markets business continues to support clients' issuance of sustainability-labelled bonds, which may be counted towards Citi's $1 trillion Sustainable Finance goal.

- Markets: CGME Markets provides market access to global asset classes and hedging solutions which support clients in expressing their ESG views and managing ESG risks. Markets has a product-led dialogue based on client solutions to risks that may evolve due to sustainability-related issues. Markets' offering is guided by client needs and preferences, market dynamics, risk appetite, and returns

Please refer to "1.1 Geschäftsmodell" within this "Lagebericht für das Geschäftsjahr 2025" for a brief description of the business model of CGME.

6.2.2 ESG Governance

Group governance

At ultimate-parent company level, the Citi Board of Directors has ultimate oversight of Citi's work to identify, assess and integrate sustainability-related risks and opportunities throughout Citi, including climate-related work and human capital management efforts. Key personnel from across Citi periodically report to the Board on progress across environmental, social and responsible business.

In addition to oversight by the full Citi Board, the Nomination, Governance and Public Affairs Committee of the Board is responsible for overseeing and reviewing Citi policies and programs for environmental sustainability, climate change, human rights and community investment. The Risk Management Committee of the Citi Board reviews key risk policies, including those related to sustainability. The Audit Committee has oversight over the controls and procedures related to Citi group-level sustainability-related reporting,

including both voluntary disclosures and regulatory filings. The Compensation, Performance Management and Culture Committee has oversight over Citi management's sustained focus on fostering a principled culture that supports sound ethics, responsible conduct and accountability within the organization. In addition, the Citi Global Sustainability Council provides a senior management forum for oversight of Citi's environmental and social commitments and priorities, including sustainable finance progress, climate data governance and updates on progress toward the Citi net zero financing and operations goals.Within Citi's businesses, product groups have also been adapting their organisational capabilities to support clients with their sustainable finance needs.

Citi's global Markets business unit, which has a material presence within CGME, employs a dedicated ESG Risk & Controls specialist. This role ensures governance and regulatory oversight for ESG-related transactions across the entire global Markets business (including within CGME). The specialist collaborates with business execution, sales controls, Legal, Compliance, Environmental and Social Risk Management, and other relevant stakeholders. ***CGME governance***

At a CGME level, roles and responsibilities for the management of ESG risks are assigned within CGME's organisational structure, including the Management and Supervisory Boards and the Europe ESG Working Group made up of representatives across CGME's three lines of defence.

Included within the Europe ESG Working Group, among other areas, are the First Line of Defence (responsible for the management of ESG risks, sustainable products and services, resourcing, and training), as well as the Second Line of Defence (Independent Risk Management and Independent Compliance Risk Management) and the Third Line of Defence (Internal Audit). In addition to the roles and responsibilities at legal entity level, CGME collaborates with various subject matter experts and teams across Citi to facilitate a holistic implementation of ESG governance.

The role of key functions within CGME's organisational structure responsible for the management of ESG risks are as follows:

- The CGME Supervisory Board is responsible for overseeing, challenge and review the incorporation of ESG considerations, opportunities, and risks into CGME's business strategy, governance and risk management framework.
- The CGME Management Board is ultimately responsible for the establishment of adequate ESG governance and the overall ESG implementation at CGME. This includes, among others, the setting and management of ESG priorities as well as the incorporation of ESG risks into the risk management framework of CGME. Additionally, the CGME Management Board plays a key role in embedding ESG risks in the business and risk strategy.
- The Europe ESG Working Group acts as a cross functional, central forum to bring together expertise from stakeholders across CGME to progress the ESG risk integration across the entity, as well as to monitor and prepare the implementation of regulatory requirements and expectations around ESG risks. Strategic and other important ESG related matters might also be referred to a dedicated Steering Committee to support the decision-making process within the legal entity.

To monitor developing trends in this, CGME tracks legal entity specific key performance indicators ('KPIs') for ESG risk categories as part of its governance framework, in areas such as CGME's overall exposure to physical risk; CGME's green asset ratio, etc.

6.2.3 Non-Financial Reporting Materiality Assessment

An internal assessment of material sustainability topics for reporting purposes was conducted in 2024. This assessment was based on management judgement, and the data that was available at the time of completion. Given that these material topics remain unchanged, CGME has utilized this assess-ment for its reporting for the year ended 31 December 2025. This assessment was conduct-ed in accordance with sections 289c and 289d of the HGB, considering the European Com-mission's Guidelines on Non-Financial Reporting and other relevant frameworks, such as the European Sustainability Reporting Standards. This non-financial reporting assessment pro-vides a holistic view of CGME's sustainability reporting requirements, and encompasses mandatory reporting topics under the HGB. It is distinct from the ESG risk

materiality assessment, which focuses on managing ESG risks from CGME's counterparty exposure and is discussed elsewhere in this report.

A review of the process undertaken in this assessment, and its final results, was completed by the CGME Supervisory Board, the CGME Management Board and the European ESG Working Group, concluded that these sustainability matters are appropriate for CGME's management reporting and disclosure purposes.

As a result, a final list of material sustainability matters for CGME are as follows:

ESG Factors	Sustainability Matter - Material topic	Sustainability Matter – Material Sub-Topic	Reference Chapter
Environmental	Climate Change	Climate change mitigation	6.3.1.1 Environmental Matters
		Climate change adaptation	6.3.1.1 Environmental Matters
		Energy	6.3.1.2 Environmental Matters
Social	Own workforce	Equal treatment and opportunities for all	6.3.2.1.1 Social Matters
		Working conditions	6.3.2.1.2 Social Matters
		Other work-related rights	6.3.2.1.3 Social Matters
	Consumers and End-users (including local communities)	Information-related impacts for consumers and/or end-users (including local communities)	6.3.2.2.1 Social Matters
Governance	Business Conduct	Corporate culture	6.3.3.1 Governance Matters
		Financial Crime	6.3.3.2 Governance Matters

6.2.4 ESG Risks and Risk Management

Environmental risk includes both the risk of 1) negative impacts to the environment from client activities or invested assets, as well as 2) negative impacts to the client or invested assets from environmental factors (e.g., climate change, environmental degradation, biodiversity and ecosystems services loss, emissions, energy and water use, waste and pollution production), both of which could materialize through transmission channels in traditional risk categories and lead to financial or non-financial risks to CGME.

Climate risk that is a part of Environmental risk, refers to the potential risks that may arise from climate change or from efforts to mitigate climate change. Climate-related risk can stem from physical risk (which refers to the risk of economic costs or financial losses due to changes in climate and weather patterns) or transition risk (which refers to risk arising from actions needed to mitigate the impacts of climate change by transitioning to a low-carbon economy).

CGME recognizes social risk as a negative financial impact on CGME stemming from the current or future impacts of social factors on CGME's clients or invested assets, and considers social trends at national, regional or global level as potential impacts on our clients or invested assets.

Governance risk refers to the risk arising from the current or prospective impact of governance factors (e.g., bribery, corruption, counterparties' board oversight on strategy or risk management) on counterparties or invested assets, which could materialize through transmission channels in traditional risk categories and lead to financial or non-financial risks to CGME.

Risk Identification and Assessment

Through Citi's internal risk identification process, climate risk continues to be designated as a cross-cutting risk that can manifest through each of the risk categories in its risk taxonomy.

CGME conducts an annual ESG Risk Materiality Assessment to identify, understand, and assess climate and broader ESG risks. This assessment integrates with firmwide risk identification processes and leverages tools developed at the Citi level.

Key aspects of the ESG Risk Materiality Assessment:

- Comprehensive Risk Identification: The assessment is based on identifying standard ESG risk drivers, their transmission channels, and the materiality of their impact across different time horizons. ESG is treated as a cross-cutting risk, affecting existing financial and non-financial risk categories within CGME's Risk Taxonomy.
- Methodology for Assessment: The annual materiality assessment employs both qualitative and quantitative methodologies, following these steps:

- Identification of Risk Drivers: Relevant risk drivers and transmission channels are identified, aligning with CGME's business model and Risk Taxonomy.
- Mapping to Existing Risks: Potential ESG risk drivers and their transmission channels are mapped to CGME's existing financial and non-financial risks, primarily through expert judgment.
- Analysis of Impact: An analysis of CGME's risks is performed, including a quantitative assessment of Climate and Environmental risk concentrations using Citi-developed tools (e.g., heatmaps). Social and Governance risks are assessed through qualitative analysis and expert judgment.
- Informing Strategic Decisions: The results of the ESG Materiality Assessment are crucial inputs for developing CGME's Strategic Plan, defining the CGME Risk Appetite Statement, and informing the ICAAP/ILAAP processes.

CGME has a semi-annual horizon scanning process which monitors the regulatory and external business environment to assess impacts on business strategy and risk management. Outcomes are used to inform the BAU processes such as material risk statements, scenario design and stress testing. The outcome of this exercise informs the risk measurement & materiality assessment and vice versa

Climate Risk Management

Climate Risk Management Framework

Citi continues to utilize and develop risk identification, assessment and measurement capabilities to support efforts with respect to climate risk management. To this end, Citi continues to integrate climate related matters into an overarching risk management framework.

Citi's approach to managing climate risk is detailed in the CRMF. The CRMF details governance, roles and responsibilities and principles that support the identification, measurement, monitoring, controlling, and reporting of climate risks. The Climate RMF was designed to promote a globally consistent approach for the management of climate risk across Citi. Citi's climate risk management capabilities will continue to evolve over time as its processes mature and new ones are developed, aligned with industry standards and regulatory requirements.

CGME places a strong focus on identifying, understanding, and assessing ESG risks, with these critical considerations explicitly documented within CGME's Risk Management Guidelines. These guidelines are inherently aligned with and rely on the Climate Risk Management Framework (CRMF), ensuring a systematic integration of climate and broader ESG factors into both firmwide and CGME-specific risk identification processes.

Citi Climate Risk Assessments & Scorecards (CRAS)

CRAS is a tool which is embedded in credit reviews to help evaluate certain clients' material climate-related exposures and their plans for adaption and mitigation. Whilst a global initiative, this covers several CGME clients across climate-vulnerable sectors.

CRAS leverages quantitative and qualitative inputs. The assessment focuses on key components such as climate scenario-based inputs and emissions data, transition and physical risk drivers, financial capacity, climate targets and plans, and overall governance and disclosures.

Through the evaluation of these diverse data points, CRAS generates an overall climate risk score offering valuable insights into climate vulnerabilities and the robustness of mitigation and adaption efforts. This integrated approach ensures that climate risks are systematically assessed in client-level credit reviews for applicable sectors.

Scenario analysis and stress testing

Citi uses climate risk scenario analysis to assess and measure risk exposure and potential losses across a range of short- and long-term horizons. Citi recognises that climate stress testing presents unique complexities, particularly the longer-term horizons involved compared to traditional bank stress tests, as

well as challenges in data and modelling required to capture complex interactions between climate change, economic activity and financial markets.

Citi continues to develop internal capabilities to be able to conduct regular climate risk scenario analysis and stress testing, consistent with the internal stress testing framework. As a part of this work, Citi has conducted internal and regulatory climate risk scenario analyses, across physical and transition scenarios and a range of time horizon, globally and for key legal entities, including CGME.

Citi leverages insights from scenario analyses to refine its risk inventory, materiality assessments and risk monitoring and to further strengthen data and analytical capabilities.

CGME leverages Citi's group level capabilities to conduct climate risk scenario analysis to provide insights on the potential impact of climate-related risk drivers on its own risk profile and portfolio. CGME continues to conduct an internal climate risk stress test based on a bespoke climate scenario that is benchmarked against other stress scenarios. The recent CGME climate scenario considers both transition and physical risks and includes a carbon price shock and severe weather events that drive macroeconomic, sector and asset class impacts.

Environmental and Social Risk Management

Group environmental and social risk management

Citi's Environmental and Social Risk Management (ESRM) Policy applies to all Citi entities globally and provides a framework for how Citi identifies, assesses and manages the potential risk to Citi, including credit and reputational risk, associated with the environmental and social risks of its clients' activities. The policy is reviewed periodically in response to emerging risks.

Citi's ESRM Policy guides Citi's approach to engaging with clients to help responsibly mitigate environmental and social risks in its financing within Citi's Banking, Markets and Services businesses. The Policy was established in 2003 and covers a broad scope of financial products and client sectors to guide assessment of client impacts and associated risks related to air quality, water quality, climate change, biodiversity, local communities, labour, human rights and other environmental and social issues. A specialized Environmental and Social Risk Management team supports the development and implementation of the policy. Under the ESRM Policy, Citi screens project-related transactions and clients in specific sectors that are typically associated with elevated environmental and social risks. In addition, the Policy includes Areas of High Caution, which identify flags for heightened risk factors to escalate to the ESRM team for review regardless of financial product or sector.

The Policy includes certain sector-specific requirements, for example, in the coal mining sector Citi will not provide project-related financing for new thermal coal mines or significant expansion of existing mines. Refer to Citi's Environmental and Social Policy Framework for further details.

CGME environmental and social risk management

CGME has implemented the ESRM Policy and Standard as a shared responsibility across the lines of defence with first line identifying transactions and clients subject to policy, providing relevant information related to environmental and social impact for screening and, review by the ESRM team

Risk Reporting

CGME has established a quarterly ESG dashboard for reporting key risk metrics. Existing metrics are monitored quarterly, and new indicators are continuously integrated into the monitoring and reporting processes for all material risk categories. These ESG risk metrics and dashboard enhancements, and other material updates are included in the monthly CGME Management Board Risk Report at least once every quarter, coordinated by Enterprise Risk Management, and are also part of the quarterly Supervisory Board Risk Committee report.

6.3 Reporting on CGME's Material Sustainability Reporting Topics

6.3.1 Environmental Matters

6.3.1.1 Climate Change Adaption and Climate Change Mitigation

CGME does not set sustainability targets or make commitments at a legal entity level.

Citi has committed to achieving net zero operational emissions by 2030 and CGME's in-scope operational emissions are included within Citi's global commitment. Operational emissions in this context refers to Scopes 1 and 2 (market-based) emissions for owned and leased facilities and corporate vehicles.

Citi has also committed to achieving net zero emissions associated with its financing by 2050 and has set 2030 interim emission reduction targets for clients operating within Citi's in-scope lending portfolios in ten sectors (Aluminium, Auto Manufacturing, Aviation, Cement, Commercial Real Estate (in North America), Energy, Power, Shipping, Steel and Thermal Coal Mining). 2030 targets for Auto Manufacturing, Energy and Power also include facilitated emissions from capital markets activities. CGME is not engaged in direct lending and therefore does not have financed emissions, but it may have eligible facilitated emissions associated with its Investment Banking capital markets activities, which are covered by Citi's targets. In line with industry practice, broker-dealers such as CGME do not typically assess or report emissions associated with secondary trading activities (Markets).

Furthermore, Citi has set a goal to finance and facilitate $1 trillion in sustainable finance by 2030, starting in 2020. CGME's eligible financing activities that meet the sustainable finance criteria may be counted towards this goal.

Metrics

As it relates to CGME, the following metrics were identified to monitor the carbon intensity of the entity's assets outside of the trading assets. KPIs have been selected and calculated based on the recommendations of the Guidelines on Non-Financial Reporting[58] and in alignment with the CGME ESG Strategy.

Amount or percentage of carbon-related assets for CGME:

The amount or percentage of carbon-related assets shows the exposures towards sectors that highly contribute to climate change in line with the Commission Delegated Regulation (EU) 2020/1818. For the purposes of management KPIs, the volume of carbon-related assets is calculated on

- Securities Financing Transactions ('SFTs')[59] as these represent CGME's largest portfolio of loans and advances as of 31 December 2025, and
- Derivatives, which account for 39% of financial assets held for trading as of 31 December 2025 (2024: 56%).

KPI description	Description	Unit of measure	SFTs		Derivatives	
			2025	2024	2025	2024
Amount of carbon-related assets	Exposures towards sectors that highly contribute to climate change (NACE A-H, L categories)[60] calculated from SFTs (banking book) derivatives (trading book)	EUR million	-	-	486	243
Carbon-related assets as a percentage of the current portfolio value		%	0	0	5	2

Volume of exposures by sector of counterparty for CGME:

[58] Supplement on reporting climate-related information (2019/C 209/01) which is a supplement to the Guidelines on Non-Financial Reporting adopted by the European Commission in 2017 (C(2017) 4234 final)

[59] Including repos, reverse-repos, etc.

[60] Exposures towards sectors that highly contribute to climate change: In accordance with the Commission delegated regulation EU) 2020/1818 supplementing regulation (EU) 2016/1011 as regards minimum standards for EU Cli-mate Transition Benchmarks and EU Paris-aligned Benchmarks -Climate Benchmark Standards Regulation - Recital 6: Sectors listed in Sections A to H and Section L of Annex I to Regulation (EC) No 1893/2006

The volume of exposures by sector of counterparty shows the concentration of exposures towards high-carbon and low-carbon sectors.

To assess this, Citi has developed a climate risk heatmap[61] where exposures are grouped into short term / long term timeframe and systemic[62] / idiosyncratic risk[63] industries based on vulnerability to the heatmap.

Securities Financing Transactions in the banking book (gross carrying amount):

Vulnerability category	Short term (<5 Years)		Long term (<5 Years)	
	Balance (EUR million)	%	Balance (EUR million)	%
	2025	2025	2025	2025
Systemic	-	0%	-	0%
Idiosyncratic	-	0%	-	0%
Other	5,435	100%	5,435	100%
Total	**5,435**	**100%**	**5,435**	**100%**

Vulnerability category	Short term (<5 Years)		Long term (<5 Years)	
	Balance (EUR million)	%	Balance (EUR million)	%
	2024	2024	2024	2024
Systemic	-	0%	-	0%
Idiosyncratic	-	0%	-	0%
Other	9,559	100%	9,559	100%
Total	**9,559**	**100%**	**9,559**	**100%**

Derivatives in the trading book (mark-to-market value):

Vulnerability category	Short term (<5 Years)		Long term (<5 Years)	
	Balance (EUR million)	%	Balance (EUR million)	%
	2025	2025	2025	2025
Systemic	-	0	9	0
Idiosyncratic	41	0	123	1
Other	10,738	100	10,647	99
Total	**10,738**	**100**	**10,779**	**100**

[61] Vulnerability to transition drivers and transmission channels now includes an assessment of the impact of decar-bonization efforts on the long-term demand profile of the sector's end-product (includes whether a sector is likely to see demand destruction, de-mand substitution or limited impact on demand), and an assessment of the under-lying drivers to date from a technology, policy and stakeholder perspective.

[62] Transition to low carbon economy leads to demand destruction of the sector key product with little ability for de-mand substitution

[63] Transition to low carbon economy leads to demand substitution of the sector key product which will require sig-nificant changes to the sector's business model / products.

Vulnerability category	Short term (<5 Years)		Long term (<5 Years)	
	Balance (EUR million)	%	Balance (EUR million)	%
	2024	2024	2024	2024
Systemic	-	0	1	0
Idiosyncratic	94	1	143	1
Other	11,774	99	11,723	99
Total	**11,868**	**100**	**11,868**	**100**

CGME's ESG strategy intends to align to Citi policies and initiatives, while meeting European regulatory requirements. CGME is aware of the risk of exposure towards high vulnerability sectors and aims to monitor the future development of this exposure to consider appropriate mitigation measures.

Credit risk exposures with an indication of those countries/geographies highly exposed to physical risk:

	Unit of measure	SFTs		Derivatives	
		2025	2024	2025	2024
Exposure with countries and sectors which are vulnerable to cli-mate risk - physical risk	EUR million	-	-	300	115
Exposure with countries and sectors which are vulnerable to cli-mate risk - physical risk as a percentage of the total portfolio value	%	0	0	64	49

Values show the concentration of exposures and collateral in countries and geographies high-ly exposed to physical risks. CGME uses a dedicated portal and database recommended by the European Banking Authority (EBA) guidelines that defines geographical areas exposed to climate change related acute and chronic events. For the 2025 and 2024 disclosures CGME applied reference data of Thinkhazard's physical risk mapping. According to the reference data, six countries are identified as highly affected within CGME's jurisdictions: Spain, France, Croatia, Greece, Portugal, and Romania (2024: Spain, France, Italy, Greece, Portu-gal and Romania). The exposures towards physical risks were further examined in the portfo-lios of counterparties according to their primary operational locations according to sectors that highly contribute to climate change as defined above (NACE A-H, L).

6.3.1.2 Energy

Operational footprint

As part of Citi, CGME has been working towards the 2025 operational footprint goals, which aim to reduce GHG emissions and energy consumption for the operations. These goals include GHG emissions and sustainable building design, among other areas. In addition to these 2025 reduction targets, in March 2021 Citi announced its commitment to net zero emissions by 2030 for its global operations. The 2030 commitment covers Scope 1 and 2 emissions.

Citi's emissions are calculated in line with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (revised edition). The boundaries of the GHG inventory are defined using the operational control approach and cover the emissions CGME is responsible for across Scope 1 (building emissions such as direct gas, diesel consumption or emissions of Citi's car fleet), Scope 2 (location-based building emissions such as electricity, district steam) and Scope 3 business travel (air and rail emissions).

Citi's Net Zero team gathers data from its operations on an ongoing basis, with primary evi-dence sourced from vendors and power companies. Where Citi pays for occupancy via ser-vice charges and the share of consumption is not known, consumption is calculated by benchmarking the energy / square foot against its global portfolio. CGME calculates GHG emissions in line with Citi's methodology. A summary of CGME's GHG emissions in 2025 is provided below. For 2025 CGME focused on calculating emissions from its own operations including the emissions resulting from business travel.

Greenhouse Gas (GHG) Emissions	Unit	2025	2024
Scope 1 – Direct	tCO2e	3	23
Scope 2 – Indirect	tCO2e	517	382
Scope 3 – Business Travel	tCO2e	640	739
Total	**tCO2e**	**1,160**	**1,143**

CGME is disclosing information for financial year ended 2025 for its operational emissions for all locations (Scope 1 and 2) and for business travel (Scope 3). In 2025, CGME's total emissions decreased due to lower Scope 1 and Scope 3 (business travel) emissions. This overall reduction was achieved despite a 35% increase in Scope 2 emissions, which was driven mainly by operations in Germany. The rise in Germany's emissions resulted from relocating to a new, fully electrified, LEED Gold certified office while also maintaining operations at the previous location. The new office subsequently achieved ISO 50001 certification in July 2025.

CGME is committed to reducing its operational footprint by using energy efficiently, by purchasing renewable energy and leasing certified office buildings where possible. CGME sources 100% (2024: 100%) renewable electricity through green tariffs for electricity purchased directly at locations in France, Germany, UK and Italy (2024: France, Germany, UK and Italy). Where electricity is obtained in leased properties from landlords, EU Guarantee of Origin certificates are purchased for the equivalent amount used. Over 50% of CGME locations are certified by the US Green Building Council's Leadership in Energy and Environmental Design (LEED) programme.

Sustainable Building Principles

Whether undertaking new construction or renovating existing buildings, CGME shares the Citi's principles in prioritizing efficiency and sustainability, to minimise the environmental impact of its facilities across the globe. Since Citi and CGME's own operations consist largely of buildings, Citi has globally developed and is piloting requirements for new and newly leased buildings (by Citi and subsidiaries, including CGME) to be zero carbon by 2030, in support of Citi net zero commitments. These requirements address both operational and embodied carbon emissions, inclusive of energy use, energy supply, integration with utilities and material use.

Efficient Travel Options

During 2025, CGME recorded a material reduction in Scope 3 business travel emissions. This decrease is primarily driven by updated emissions factors for Air Travel. The DEFRA 2025 emissions factors incorporate new updated Civil Aviation Authority (CAA) data, and adjustments to air transport factors, which together resulted in lower emissions factors in 2025 compared to 2024, resulting in a notable decline in overall business travel–related emissions.

CGME continues to advance its efforts to reduce Scope 3 business travel emissions through the implementation of targeted travel management initiatives. As part of its ongoing program, the firm is promoting the selection of lower-emission flight options within its travel policy to encourage more sustainable air travel decisions. Travelers are also increasingly encouraged to shift from air to rail where operationally feasible, recognizing the significantly lower carbon intensity associated with rail transport. The firm is further supporting the adoption of accommodations with higher sustainability ratings to ensure hotel bookings align with recognized environmental performance standards. Additionally, the travel policy now promotes the rental of electric vehicles for business-related ground transport, reinforcing Citi's commitment to reducing its carbon footprint.

6.3.2 Social Matters

6.3.2.1 Own Workforce

CGME, in line with Citi, believes its workforce is entitled to a safe and healthy working envi-ronment: one in which personal talent and merit are recognised, varied backgrounds and ex-periences are valued, privacy is respected, and employees supported as they balance their professional and personal lives.

Non-Financial Statement

CGME values having a workforce with a broad range of experiences and perspective, rec-ognising that this enriches knowledge expertise, and the effective use of skills. As required by law, the entity's management continues to aim for a target of at least 30% for the proportion of women for both the Supervisory Board and the Management Board. In line with the same legal requirement, a uniform minimum target of 30% was set for the first and second man-agement levels below the Management Board. The proportion of women on the Executive Board, Directors and Managing Directors level at the end of fiscal year 2025, is reported in the table below.

Composition of the Governance Body, including Managing Directors and Directors as of 31 December 2025:

Description	Unit	2025
CGME Management Board Female Representation	%	43
CGME Supervisory Board Female Representation	%	25
Managing Directors and Directors Female Representation	%	22

6.3.2.1.1 Working Conditions

Talent Management and Engagement

CGME's approach to talent management and engagement aligns with Citi's approach that centres on the following principles:

1. A workforce consisting of the best talent from the broadest pools available allows Citi to best serve its clients and communities globally. Citi has long been clear about the benefits it derives from having a workforce of varied backgrounds, experiences, and perspectives because that allows Citi to better serve its clients and communities. With Citi's global footprint, this has always been a priority, and Citi continues to support members of its workforce of all backgrounds. Ensuring that the best and brightest want to be at Citi is essential to continuing its progress on its priorities of delivering strong business performance.

2. Citi's talent and engagement initiatives enable its workforce from a variety of back-grounds to feel valued and to thrive. Citi is proud of its long track record of being a meritocracy and attracting, retaining, and developing top talent. Citi seeks to maintain a workplace where its workforce feels included because that is what allows everyone to contribute their best at Citi. Citi is in a service business, which means attracting top talent and ensuring they thrive at Citi is essential to its performance.

3. As one of Citi's Leadership Principles states, it values and learns from different per-spectives to surpass stakeholder expectations. As Citi lives this principle, it enjoys many enriching opportunities to learn about and experience the cultures and heritages represented by its global employee base as well as its clients and partners around the world. These experiences and its Citi Inclusion Networks are open to employees of all backgrounds, and all employees are welcomed and encouraged to participate.

Citi works to comply with applicable laws in the places where it operates. While it aims to be as globally consistent as possible, complying with local rules in each of the places where Citi does business may require some differences in approach. Complying with the law means Citi will continue providing equal employment opportunities. Citi will not tolerate discrimination or harassment of any type.

Learning

Citi, and therefore CGME, is invested in helping employees obtain the knowledge and skills that foster career development and growth. Citi offers a variety of employee trainings to ena-ble employees to find the programmes that best fit their needs and goals.

Citi provides trainings to help CGME's employees grow in their career with targeted learning opportunities for leadership development, individual leadership, professional skills, and tech-nical skills.

Citi offers multiple leadership training opportunities for managers and employees throughout the year on topics such as Human-Centered Leadership, which is available to eligible CGME employees as well.

Where appropriate, CGME seeks to prioritise promoting its people and filling open roles from within the entity.

Remuneration

Employee compensation is a critical tool for Citi to attract and retain top talent and success-fully execute its corporate goals. CGME's Compensation Philosophy is consistent with Citi's Compensation Philosophy. Citi aims to implement a broadly consistent global philosophy and framework in relation to its remuneration policies and practices. Remuneration Policy is non-discriminatory and gender neutral, and Citi seeks to operate all remuneration policies and practices in a non-discriminatory way. Citi's (and therefore CGME's) Compensation Philoso-phy is closely linked to the ongoing work on embedding appropriate culture, including through the Citi Mission and Values Proposition and the Citi Leadership Principles. Citi's Mission, Val-ues Proposition and Leadership Principles are reflective of Citi's business strategy and objec-tives and feed into Citi's reward programs and performance assessment approach.

Compensation decisions are supported by analysis from the annual global pay equity review assessments. The review is based on Citi roles which are categorized into job functions and families, with job codes and career levels. Market data is gender neutral and is assessed via role levelling. Citi's commitment to transparency around pay equity and reducing the raw pay gap also strengthens its approach to incorporating sustainability-related factors within the HR policies. Annual salary and incentive budgets are gender neutral, and salary increase accru-als are based on the same percentage accrual by location and regardless of gender.

Sustainability considerations are part of Citi's firmwide strategy and integrated into business and long-term priorities. Sustainability metrics are reflected in certain goals across Citi global-ly, and these are cascaded to selected individuals where relevant.

6.3.2.1.2 Other work-related rights

Well-being at work

In addition to preventing and mitigating negative impacts related to working conditions, the opportunity to create programs for employees that enable both career advancement and support of their well-being and well-being of their families is an area of continued focus within Citi's broader strategy. Through a range of benefit programs and other initiatives, Citi works to build a culture of well-being that supports the physical, mental, social and financial health of all colleagues, to help them be successful in and outside of work.

An example of a programme is the Be Well Programme, which is a free, confidential re-source that provides mental health support, such as telehealth mental health counselling, for the majority of European countries, including the ones where CGME operates in.

Citi has a network of benefits, events, and resources. One opportunity is the five-week Citi Global Fitness Challenge available through the web and mobile app, which encourages employees to be physically active. Citi also publishes a quarterly newsletter "Highlight on Health" written by the Live Well at Citi team, shared globally via email and posted on the Live Well at Citi SharePoint Hub page offering a variety of health education articles, webinars, and content to help employees be proactive and take care of their total well-being. The Live Well at Citi team provides employees globally with knowledge, resources, and activities to support well-being.

CGME, in line with Citi, places importance on a culture of well-being. Through its counselling and behavioural health programmes and outreach, CGME cultivates understanding and support for mental health challenges. To help managers recognise the signs and gain the skills and comfort level to support employees who are experiencing mental health struggles, Citi launched global mental health workshops, offered biannually in the workplace, training thou-sands of managers.

CGME's core benefits support employees during various stages of life, including offering pro-tection in case of medical need or retirement. In addition to the core benefits, CGME also provides a minimum standard for paid leave, for example maternity, parental and adoption leave, in line with country practices.

6.3.2.2 Consumers and End-users (including local communities)

6.3.2.2.1 Information-related impacts for consumers and/or end-users (including local communities)

Innovation and Digitisation

Through Citi's transformation, Citi and CGME are working to modernise and simplify the organisation so that risk can be better managed, improve service to customers and clients and make CGME an easier place to work. Through the modernisation of the data infrastructure and operations, and by evolving its culture, Citi is strengthening its safety and soundness and improving its ability in the digital age.

In support of its Net Zero commitments, Citi will maximize the IT work done per kilowatt of electricity consumed to reduce the environmental impact of all technology hosting. To reduce carbon emissions, Citi is piloting and plans to scale innovative solutions like liquid cooling and hot aisle/cold aisle containment capabilities for high-density, high-power computing needs of next generation, deep learning supporting chipsets. The company has also sourced fully renewable energy for on-premises hosting, is actively migrating from less efficient legacy IT hardware, and ensures that a minimal amount of waste ends up in landfills through responsible reuse, resale, recycling, or destruction of IT assets.

Citi and CGME are observing the shift to digital delivery and architecture by their clients, financial market intermediaries, central banks and the fintech industry.

Digital Security

Citi's Code of Conduct (which includes CGME) outlines mechanisms for identifying, reporting, and investigating concerns about confidential information, intellectual property, and sensitive data. This extends to client, workforce, vendor, business partner, and franchise information. The Code of Conduct provides guidelines for employees to work securely when working remotely, preventative measures for information security incidents and the channels to contact for queries. It also provides relevant policies and procedures.

Citi maintains a Cyber and Information Security Program that aims to prevent, detect, and respond to information security incidents. The programme sets the requirements under which Citi, its subsidiaries (which includes CGME), affiliates, and third parties safeguard the confidentiality, integrity, and availability of information and information assets. Protecting information is essential to meeting Citi's obligations to its customers, partners, and workforce, as well as complying with applicable cyber and information security laws, regulations, and due care obligations, and meeting the expectations of regulators and authorities. Citi leverages a threat-focused, defence-in-depth strategy that ensures that multiple controls work in tandem against various threats to increase the likelihood that malicious activity will be prevented, detected, and mitigated. In the event that personal information security breaches occur, Citi strives to notify impacted customers as required by law or internal policy.

Sophisticated technology and continuous training of personnel are essential in a world of growing cybersecurity threats. CGME makes significant efforts related to safeguarding data against emerging and continuously evolving cybersecurity threats and technologies. Citi provides training opportunities for information security professionals, technologists, and general employees through the Chief Information Security Office Awareness and Training Program. This includes Citi's Cyber and Information Security Program, which establishes requirements under which Citi, its subsidiaries, affiliates, and third parties safeguard the confidentiality, integrity, and availability of information and information assets. It is through this programme that Citi broadens awareness of expectations for workforce behaviour with respect to protecting Citi's information and infrastructure, as well as information security principles across Citi's global corporate culture.

Citi also provides trainings on the Code of Conduct, information security, and data protection, which are provided to all employees and are tracked under the Learning Management System, with needs assessed on an annual basis. Trainings include the Citi Cyber and Information Security course, the Information Security Incidents (SIRT) Management Process Overview course, and the Privacy and Records Management course.

Human Rights

Citi and CGME support the protection and fulfilment of human rights around the world and are guided by fundamental principles of human rights, such as those in the UN Universal Declaration of Human Rights, the International Labour Organization's ('ILO') Declaration on Fundamental Principles and Rights at Work (including the fundamental core conventions).

Citi engages with a range of stakeholders, such as employees, clients, suppliers and peers, as well as human rights experts, civil society organizations and investors, to support efforts to respect human rights in line with the U.N. Guiding Principles on Business and Human Rights — a global framework for preventing and addressing the risk of adverse impacts on human rights linked to business activity.

During the development of Citi's Statement on Human Rights, internal and external stakeholders were engaged to help assess Citi's actual and potential human rights impacts and to identify the most salient human rights risks faced by our employees, workers connected to the supply chain and individuals who might be affected by Citi's clients' operations. The statement is reviewed and updated periodically to reflect the evolution of responsible practices within the industry.

Citi, including CGME's, ESRM Policy guides our approach to assessing environmental and social risks related to financing its clients' business activities.

Social engagement

Employees in the Community

Across CGME, employees continue to support their local communities. Citi colleagues volunteer their time, talent and expertise to catalyze positive social impact. A flagship initiative is Global Community Day, Citi's annual service campaign where Citi CGME and employees from across the world, including Europe, come together to support local communities.

Citi Foundation

The Citi Foundation (organized by Citi globally, including CGME as a subsidiary) works to improve the lives of low-income communities around the world (including Europe). In 2025, the Citi Foundation announced the 50 community organizations around the world that were each set to receive $500,000 in funding as part of the 2025 Global Innovation Challenge.

6.3.3 Governance Matters

6.3.3.1 Corporate Culture

Citi and CGME has established programs and policies to foster a culture of ethics, trust and accountability that feeds into the Company's mission of enabling growth and economic progress.

Citi's and CGME maintain a strong corporate culture through its Leadership Principles:

- Taking ownership includes challenging colleagues to high standards and welcoming that challenge; greeting change with optimism, curiosity and resilience; speaking with candour; learning from experience; and contributing to and honouring group decisions.
- Delivering with pride involves striving for excellence across Citi's business; simplifying, standardizing and clarifying Citi's work; holding Citi and others accountable for managing risk; fixing root causes of problems; and taking pride in doing the right thing.
- Succeeding together is valuing and learning from different perspectives; breaking down barriers; measuring performance through a stakeholder lens; investing in colleagues from all backgrounds; and showing empathy for Citi colleagues, clients and communities.

Ethics and responsible business practices are among the highest priorities for Citi and its stakeholders. Citi's leadership plays an important role in promoting and fostering the Company's corporate culture and the Compensation, Performance Management and Culture Committee of the Board of Directors oversees

many aspects of Citi's corporate culture, including management’s efforts to foster and support the desired culture and promote ethical decision-making within the organization. The Global Conduct Risk Management Policy outlines Citi's approach and the roles and responsibilities for conduct risk management.

Citi actively promotes gathering continuous feedback. Citi assesses its culture of ethics through the annual Ethics Index embedded in the annual Voice of the Employee (VOE) survey, which gathers valuable insights from employees on important matters. Citi developed a set of policies and trainings and sets high expectations for its managers and senior leaders to create a safe work environment free of discrimination, harassment, and retaliation.

Citi is committed to cultivating an environment where all employees are protected and em-powered to do the right thing and confidently use the established channels for the escalation of concerns. All contacts to the Ethics Office and Ethics Office investigations are treated as confidentially as possible, consistent with the need to investigate and address the matter and subject to applicable local laws and regulations. Concerns to the Ethics Office may be made anonymously via the Citi Ethics Hotline. As part of any investigation, Citi respects the rights that are afforded under applicable laws and regulations to all parties related to the matter.

Citi encourages employees to speak up and prohibits any form of retaliatory action against whistleblowers who raise concerns or questions in good faith regarding ethics, discrimination, or harassment; or for reporting suspected violations of other applicable laws, regulations, or policies or participates in a subsequent investigation of such concerns. Citi has the Global Anti-Discrimination and Anti-Harassment Policy in place to protect whistleblowers and en-courage employees to escalate issues. These processes are operated a global level for Citi, and all of its subsidiaries, including CGME.

In addition to this policy, the EU Whistleblower Protection Standard (the Standard) provides information on the procedures CGME has implemented to comply with the requirements of the EU Whistleblowing Directive 2019/1937 and the local legislation implementing the Di-rective in EU member states. The Standard includes details on the CGME reporting channels available to staff where they wish to make a report, protections available and procedures for timely follow up and investigation.

The Standard reiterates CGME’s position which prohibits any form of retaliatory action against whistleblowers who raise concerns or questions in good faith regarding ethics, dis-crimination, or harassment; report suspected violations of other applicable laws, regulations, or policies; or participate in a subsequent investigation of such concerns. CGME has estab-lished local whistleblowing reporting channels for any jurisdiction requiring a local channel. Details on how to access the local channels are made available in the Standard and on the country specific internet sites. The local Compliance Risk Country Officers are appointed as the designated persons to receive whistleblowing reports via the local channels and receive training in this regard.

6.3.3.2 Financial Crime

CGME embraces Citi’s mission of responsibly providing financial services that enable growth and progress, in accordance with the highest ethical standards.

Citi established a number of enterprise-level programs and training to help combat financial crimes which partner with the CGME compliance function, as well as with business lines and other functions:

- The global Sanctions Program is the overarching structure to monitor and foster awareness of Sanctions regulatory requirements to which Citi is subject, assess the related sanctions risk exposure, oversee the quality of sanctions control processes, and set global standards to identify, measure, monitor, and manage sanctions risk.
- The global anti-money laundering program is designed to protect both clients and the franchise from the risks of money laundering, terrorist financing and other financial crimes.
- Key Program elements of CGME that are executed throughout three phases of the AML Control Lifecycle include:
    - Prevention
      Building and adhering to aa robust Know Your Customer (KYC) program that focuses on

the creation and administration of globally consistent standards/policies, customer risk scoring, on-boarding and maintenance of customer data housed in an enterprise-wide repository.

- Detection
  Global transaction monitoring to identify unusual or suspicious transactions or patterns of activity, as well as robust Global AML Investigations to provide holistic reviews of both new and existing clients across various businesses and regions.

- Reporting
  Active creation, tracking and filing of Suspicious Activity Reports (SARs) and Suspicious Transaction Reports (STRs)

Citi is committed to conducting business in accordance with the highest ethical standards and in compliance with applicable anti-bribery and corruption laws and regulations. Citi's Anti-Bribery and Corruption (AB&C) Program embodies Citi's mission of responsibly providing financial services that enable growth and progress by fostering conduct that is transparent, prudent, trustworthy, and responsible. As part of its AB&C Program, Citi has implemented written policies, standards, procedures and internal controls that are aligned with Citi's Compliance Risk Management Framework and are reasonably designed to comply with applicable anti-bribery and corruption laws. These measures support Citi and CGME' efforts to grow a successful, respected business that delivers the best possible results for clients, customers, and communities, while managing the inherent risks associated with financial crimes.

6.4 EU Taxonomy Regulation

Introduction

Article 8 of the EU Taxonomy Regulation[64] requires undertakings, obligated to publish non-financial information pursuant to Article 19a or 29a of the EU Accounting Directive (Directive 2013/34/EU), to include in their sustainability statement how and to what extent their activities are associated with economic activities that qualify as "environmentally sustainable"[65] under the EU Taxonomy Regulation's relevant criteria.

Article 9 of the EU Taxonomy defines six environmental objectives:

- Climate change mitigation;
- Climate change adaptation;
- The sustainable use and protection of water and marine resources;
- The transition to a circular economy;
- Pollution prevention and control;
- The protection and restoration of biodiversity and ecosystems.

This disclosure requires reporting of both taxonomy eligible and taxonomy-aligned economic activities. For each of the environmental objectives outlined above, the EU Taxonomy de-fines the list of eligible economic activities.

A Taxonomy-eligible activity[66] then becomes Taxonomy-aligned and environmentally sus-tainable if:

1. it substantially contributes to one or more of the six environmental objectives;

[64] Regulation (EU) 2020/852 (EU Taxonomy) is a regulatory framework. The reporting obligations under the EU Taxonomy Regulation and its Delegated Acts establish the key reporting requirements that are being implemented on a phased basis since 2022
[65] The detailed requirements for the content and presentation of such information, as mandated under the EU Taxonomy, are specified in Commission Delegated Regulation (EU) 2021/2178 (the Disclosures Delegated Act or DDA).
[66] An activity that is described in the Climate Delegate Act and the Environmental Delegated Act, irrespective of whether that economic activity meets any or all of the technical screening criteria laid down in those Delegated Acts

2. the economic activity does not significantly harm (DNSH) any of the environmental objectives[67];

3. the economic activity is carried out in accordance with minimum safeguards[68] on human rights and business conduct; and

4. the economic activity complies with applicable technical screening criteria[69] (TSC).

CGME has presented the EU Taxonomy disclosures based on its understanding of the EU Taxonomy and its implementing acts. For the year-ended 31 December 2025, CGME has produced this reporting in line with the EU Taxonomy's reporting requirements as applicable until 31 December 2025. CGME has not elected to avail of the amendments to the EU Tax-onomy requirements introduced by the EU Taxonomy Omnibus Delegated Act. As the EU Taxonomy reporting requirements and guidance evolve, CGME will continue to review this disclosure in future periods.

Basis of Preparation

CGME is regulated as a credit institution[70]. For EU Taxonomy Article 8 reporting, CGME has been classified as a credit institution, with its activities reported using the key performance indicators (KPI) for financial undertakings classified as such.

The EU Taxonomy disclosures have been prepared based on the latest available information from third party data providers at the end of December 2025, supplemented with corporate disclosures and published financial reports of counterparties.

Summary Results

The table below summarizes CGME's Key Performance Indicators (KPIs) for disclosure by credit institutions under the EU Taxonomy.

The EU Taxonomy defines the Green Asset Ratio (GAR) as Taxonomy Aligned Assets ex-pressed as a percentage of Total Covered Assets. Total Covered Assets, also referred to as total GAR assets, are calculated by deducting trading book assets and exposures to central banks, central governments, and supranational issuers from the total assets reported in the financial statements.

The GAR is determined using two methodologies:

- Turnover basis: This method quantifies the taxonomy-aligned portion of CGME's loan exposure to a counterparty based on the percentage of their reported turnover that is taxonomy-aligned.

- CapEx basis: This method quantifies the taxonomy-aligned portion of CGME's loan exposure to a counterparty based on the percentage of their reported capital expendi-ture (CapEx) that is taxonomy-aligned.

For the financial year ended 31 December 2025:

- Turnover basis: 1.38% of exposures are taxonomy-eligible (2024: 3.39%), and 0.18% are taxonomy-aligned (2024: 0.18%).

- CapEx basis: 1.40% of exposures are taxonomy-eligible (2023: 3.39%), and 0.20% are taxonomy-aligned (2023: 0.20%).

The primary sector contributing to aligned activities is "Financial undertakings." Year-on-year movements in these figures are primarily attributed to changes in exposures to individual counterparties. The distinction between our taxonomy-aligned and taxonomy-eligible assets primarily arises from the varying EU Taxonomy KPIs reported by CGME's counterparties.

---

[67] Through alignment with the respective TSC

[68] The minimum safeguards requirements are aligned with the OECD Guidelines for Multinational Enterprises and UN Guiding Principles on Business and Human Rights, as highlighted in Article 18 of the EU Taxonomy Regulation

[69] The TSC supplementing the EU Taxonomy Regulation have been set under Commission Delegated Regulations (EU) 2021/2139 (the Climate Delegated Act) and 2023/2486 (the Environmental Delegated Act)

[70] By reference to Article 4(1)(1) of the EU Capital Requirements Regulation (575/2013/EU) (CRR)

0. Summary of KPIs to be disclosed by credit institutions under Article 8 Taxonomy Regulation

31 December 2025								
		Total environmentally sustainable assets - Turnover (Mn EUR)	Turnover KPIs	Total environmentally sustainable assets - CapEx (Mn EUR)	CapEx - KPIs	% coverage (over total assets)	% of assets excluded from the numerator of the GAR*	% of assets excluded from the denominator of the GAR**
Main KPI	GAR stock	41	0.18 %	45	0.20 %	45 %	43 %	55 %
Additional KPIs	GAR (flow)	—	— %	—	— %	— %	— %	— %
	Trading book							
	Financial guarantees	—	— %	—	— %			
	Assets under management	—	— %	—	— %			
	Fees and commissions income							

31 December 2024								
		Total environmentally sustainable assets - Turnover (Mn EUR)	Turnover KPIs	Total environmentally sustainable assets - CapEx (Mn EUR)	CapEx - KPIs	% coverage (over total assets)	% of assets excluded from the numerator of the GAR*	% of assets excluded from the denominator of the GAR**
Main KPI	GAR stock	36	0.18 %	40	0.20 %	49 %	44 %	51 %
Additional KPIs	GAR (flow)	—	— %	—	— %	— %	— %	— %
	Trading book							
	Financial guarantees	—	— %	—	— %			
	Assets under management	—	— %	—	— %			
	Fees and commissions income							

*Article 7 (2) and (3) and Section 1.1.2. of Annex V

**Article 7 (1) and Section 1.2.4. of Annex V

Qualitative information

i. The key performance indicator for CGME as a credit institution, for on-balance sheet expo-sures, is the green asset ratio (GAR). The GAR shows the proportion of the credit institutions' assets financing and invested in Taxonomy-aligned economic activities as a proportion of total covered assets.

Total covered assets (the GAR denominator) exclude exposures to central governments, central banks and supranational issuers and the trading book. Given the evolving nature of ESG data, reporting standards and methodologies, the infor-mation used may be subject to ongoing refinement and improvements in data quality over time."

The scope of assets included in the numerator of the GAR is: loans and advances, debt secu-rities, equity instruments associated with NFRD/ CSRD counterparties, and exposures to households, and repossessed real estate collateral. Derivatives and Exposures to undertak-ings that are not obliged to publish non-financial information pursuant to Article 19a or 29a of Directive 2013/34/EU shall be excluded from the numerator of key performance indicators of financial undertakings

For CGME, the GAR calculated based on turnover is 0.18% (2024: 0.18%) and based on capital expenditure is 0.20% (2024: 0.20%) for the financial year ended 31 December 2025. Due to the structure of CGME's portfolio and its business model, alignment is primarily driven by exposures within the scope of EU Taxonomy reporting, while a significant proportion fall outside the scope of the GAR calculation. As a result, the GAR should be interpreted in light of the specific methodology and scope of the metric, taking into account that determination of taxonomy alignment involves elements of judgement, particularly in the context of data avail-ability and evolving methodologies..

ii. CGME has no specific purpose exposure[71] for corporates and households. As such, the exposures reported as eligible and/or aligned with any of the relevant sustainable objectives have been solely determined using KPIs reported by the counterparties.

iii. The GAR flow measures the proportion of Taxonomy-aligned new assets during the period relative to total new assets. The gross carrying amount of new business originated during the reporting period is included in the "flow" for loans and advances, gross of repayments and reductions. For securities, the "flow" business encompasses debt and equity securities ac-quired during the reporting period. Asset types such as derivatives, on demand interbank loans, cash and cash-related assets as well as other categories of assets are excluded from the flow denominator. GAR flow is zero as short term products (such as SFTs) are not in-cluded in the flow numerator as they may not provide a reliable basis for assessing long-term sustainability, leading to an artificial inflation of the calculation of KPIs

iv. For reporting as at 31 December 2025, credit institutions are exempt from disclosing Tem-plates 6 (fees and commissions) and 7 (trading book)[72].

v. The reporting scope for financial guarantees includes financial standby letters of credits. These exposures are assessed for Taxonomy-eligibility and alignment using the KPIs of the underlying counterparties, following the same process as described for the GAR above. For the financial year ending 31 December 2025, CGME has no financial guarantees to report. (2024: 0)

vi. For the financial year ending 31 December 2025, CGME has no assets under manage-ment to report. (2024: 0)

vii. As part of CGME's governance processes, the management board monitors certain ESG key performance indicators, including the GAR among other areas, on an on-going basis. CGME also works with clients as the structuring agent on green financing frameworks incor-porating the EU Taxonomy into the design of these products, where relevant. These metrics are considered alongside ESG risk assessments within the firm's risk man-agement framework.

---

[71] Financing where the use of proceeds is known

[72] As detailed in Question 3, of the "Questions on the Omnibus delegated Act" section of Draft Commission Notice on the interpreta-tion and implementation of certain legal provisions of the Disclosures Delegated Act under Article 8 of the EU Taxonomy Regula-tion, as amended by the Omnibus delegated Act, on the reporting of Taxonomy-eligible and Taxonomy aligned economic activi-ties ad assets (fourth notice) dated 17 December 2025

1.Assets for the calculation of GAR – Turnover

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
	Million EUR	Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	1,053	293	41	—	4	7	17	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	311	41	—	4	7
2	**Financial undertakings**	1,053	293	41	—	4	7	17	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	311	41	—	4	7
3	Credit institutions	869	273	36	—	3	4	1	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	275	36	—	3	4
4	Loans and advances	869	273	36	—	3	4	1	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	275	36	—	3	4
5	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
7	Other financial corporations	184	20	5	—	—	2	16	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	36	5	—	—	2
8	of which investment firms	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
9	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
11	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
12	of which management companies	183	20	5	—	—	2	16	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	36	5	—	—	2
13	Loans and advances	183	20	5	—	—	2	16	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	36	5	—	—	2
14	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
15	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
16	of which insurance undertakings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
17	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
18	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
19	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
20	**Non-financial undertakings**	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
21	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Non-Financial Statement

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
	Million EUR	As of 31 December 2025																														
		Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
22	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
23	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
24	**Households**	—	—	—	—	—	—	—	—	—	—					—	—	—	—									—	—	—	—	—
25	of which loans collateralised by residential immovable property	—	—	—	—	—	—	—	—	—	—					—	—	—	—									—	—	—	—	—
26	of which building renovation loans	—	—	—	—	—	—	—	—	—	—					—	—	—	—									—	—	—	—	—
27	of which motor vehicle loans	—	—	—	—	—	—																					—	—	—	—	—
28	**Local governments financing**	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
29	Housing financing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
30	Other local government financing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
32	**Assets excluded from the numerator for GAR calculation (covered in the denominator)**	21,456	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
33	**Financial and Non-financial undertakings**	5,066	—																													
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations'	287	—																													
35	Loans and advances	287	—																													
36	of which loans collateralised by commercial immovable property	—	—																													

Non-Financial Statement

	Million EUR	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
		Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
37	of which building renovation loans	—	—																													
38	Debt securities	—	—																													
39	Equity instruments	—	—																													
40	Non-EU country counterparties not subject to NFRD disclosure obligations	4,779	—																													
41	Loans and advances	4,779	—																													
42	Debt securities	—	—																													
43	Equity instruments	—	—																													
44	**Derivatives**	—	—																													
45	**On demand interbank loans**	790	—																													
46	**Cash and cash-related assets**	—	—																													
47	**Other categories of assets (e.g. Goodwill, commodities etc.)**	15,600	—																													
48	**Total GAR assets**	22,509	293	41	—	4	7	17	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	311	41	—	4	7
49	**Assets not covered for GAR calculation**	27,715	—																													
50	**Central governments and Supranational issuers**	625	—																													
51	**Central banks exposure**	6	—																													
52	**Trading book**	27,084	—																													
53	**Total assets**	50,224	293	41	—	4	7	17	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	311	41	—	4	7
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations																																
54	Financial guarantees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
55	Assets under management	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
56	Of which debt securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
57	Of which equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Non-Financial Statement

	Million EUR	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2024																														
		Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)		
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	2,164	629	36	—	1	3	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	693	36	—	1	3
2	**Financial undertakings**	2,164	629	36	—	1	3	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	693	36	—	1	3
3	Credit institutions	37	10	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10	1	—	—	—
4	Loans and advances	37	10	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10	1	—	—	—
5	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
7	Other financial corporations	2,127	619	35	—	1	3	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	683	36	—	1	3
8	of which investment firms	2,070	619	35	—	1	3	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	683	35	—	1	3
9	Loans and advances	2,070	619	35	—	1	3	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	683	35	—	1	3
10	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
11	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
12	of which management companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
13	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
14	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
15	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
16	of which insurance undertakings	52	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
17	Loans and advances	52	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
18	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
19	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
20	**Non-financial undertakings**	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
21	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	Million EUR	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2024																														
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
		Total [gross] carrying amount		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
22	Debt securities, including UoP	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
23	Equity instruments	–	–	–		–	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–
24	**Households**	–	–	–	–	–	–	–	–	–	–					–	–	–	–									–	–	–	–	–
25	of which loans collateralised by residential immovable property	–																										–	–	–	–	–
26	of which building renovation loans	–																										–	–	–	–	–
27	of which motor vehicle loans	–																										–	–	–	–	–
28	**Local governments financing**	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
29	Housing financing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
30	Other local government financing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	–																										–	–	–	–	–
32	**Assets excluded from the numerator for GAR calculation (covered in the denominator)**	18,291	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
33	**Financial and Non-financial undertakings**	7,254																														
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations*	112																														
35	Loans and advances	112																														
36	of which loans collateralised by commercial immovable property	–																														

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
			As of 31 December 2024																													
	Million EUR	Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
37	of which building renovation loans	—																														
38	Debt securities	—																														
39	Equity instruments	—																														
40	Non-EU country counterparties not subject to NFRD disclosure obligations	7,142																														
41	Loans and advances	7,142																														
42	Debt securities	—																														
43	Equity instruments	—																														
44	**Derivatives**	—																														
45	**On demand interbank loans**	594																														
46	**Cash and cash-related assets**	—																														
47	**Other categories of assets (e.g. Goodwill, commodities etc.)**	10,444																														
48	**Total GAR assets**	20,456	629	36	—	1	3	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	693	36	—	1	3
49	**Assets not covered for GAR calculation**	21,435																														
50	**Central governments and Supranational issuers**	—																														
51	**Central banks exposure**	141																														
52	**Trading book**	21,294																														
53	**Total assets**	41,890	629	36	—	1	3	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	693	36	—	1	3
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations																																
54	Financial guarantees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
55	Assets under management		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
56	Of which debt securities																											—	—	—	—	—
57	Of which equity instruments																											—	—	—	—	—

1.Assets for the calculation of GAR – CAPEX

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
	Million EUR	Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	1,053	296	44	—	4	8	17	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	314	45	—	4	9
2	Financial undertakings	1,053	296	44	—	4	8	17	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	314	45	—	4	9
3	Credit institutions	869	274	38	—	4	5	1	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	275	38	—	4	5
4	Loans and advances	869	274	38	—	4	5	1	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	275	38	—	4	5
5	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
7	Other financial corporations	184	23	7	—	1	3	16	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	39	7	—	1	3
8	of which investment firms	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
9	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
10	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
11	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
12	of which management companies	183	22	7	—	1	3	16	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	38	7	—	1	3
13	Loans and advances	183	22	7	—	1	3	16	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	38	7	—	1	3
14	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
15	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
16	of which insurance undertakings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
17	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
18	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
19	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
20	Non-financial undertakings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
21	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
22	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
	Million EUR	Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
23	Equity instruments	–	–	–		–	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–
24	**Households**	–	–	–	–	–	–	–	–	–	–					–	–	–	–									–	–	–	–	–
25	of which loans collateralised by residential immovable property	–	–	–	–	–	–	–	–	–	–					–	–	–	–									–	–	–	–	–
26	of which building renovation loans	–	–	–	–	–	–	–	–	–	–					–	–	–	–									–	–	–	–	–
27	of which motor vehicle loans	–	–	–	–	–	–																					–	–	–	–	–
28	**Local governments financing**	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
29	Housing financing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
30	Other local government financing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
32	**Assets excluded from the numerator for GAR calculation (covered in the denominator)**	21,456	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
33	**Financial and Non-financial undertakings**	5,066																														
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations*	287																														
35	Loans and advances	287																														
36	of which loans collateralised by commercial immovable property	–																														
37	of which building renovation loans	–																														
38	Debt securities	–																														
39	Equity instruments	–																														

Non-Financial Statement

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
	Million EUR	Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
40	Non-EU country counterparties not subject to NFRD disclosure obligations	4,779																														
41	Loans and advances	4,779																														
42	Debt securities	—																														
43	Equity instruments	—																														
44	**Derivatives**	—																														
45	**On demand interbank loans**	790																														
46	**Cash and cash-related assets**	—																														
47	**Other categories of assets (e.g. Goodwill, commodities etc.)**	15,600																														
48	**Total GAR assets**	22,509	296	44	—	4	8	17	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	314	45	—	4	9
49	**Assets not covered for GAR calculation**	27,715																														
50	**Central governments and Supranational issuers**	625																														
51	**Central banks exposure**	6																														
52	**Trading book**	27,084																														
53	**Total assets**	50,224	296	44	—	4	8	17	—	—	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	—	314	45	—	4	9
	Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations																															
54	Financial guarantees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
55	Assets under management	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
56	Of which debt securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
57	Of which equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Non-Financial Statement

	Million EUR	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2024																														
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
		Total [gross] carrying amount		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	2,164	630	40	—	1	5	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	694	40	—	1	5
2	**Financial undertakings**	2,164	630	40	—	1	5	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	694	40	—	1	5
3	Credit institutions	37	10	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10	1	—	—	—
4	Loans and advances	37	10	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10	1	—	—	—
5	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
6	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
7	Other financial corporations	2,127	621	40	—	1	5	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	685	40	—	1	5
8	of which investment firms	2,070	620	39	—	1	4	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	684	39	—	1	4
9	Loans and advances	2,070	620	39	—	1	4	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	684	39	—	1	4
10	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
11	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
12	of which management companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
13	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
14	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
15	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
16	of which insurance undertakings	52	1	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	1	—	—	—
17	Loans and advances	52	1	1	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	1	—	—	—
18	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
19	Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
20	**Non-financial undertakings**	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
21	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
22	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
	As of 31 December 2024																														
Million EUR	Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			Of which environmentally sustainable (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
23 Equity instruments	—	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—
24 **Households**	—	—	—	—	—	—	—	—	—	—					—	—	—	—									—	—	—	—	—
25 of which loans collateralised by residential immovable property	—																										—	—	—	—	—
26 of which building renovation loans	—																										—	—	—	—	—
27 of which motor vehicle loans	—																										—	—	—	—	—
28 **Local governments financing**	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
29 Housing financing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
30 Other local government financing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
31 **Collateral obtained by taking possession: residential and commercial immovable properties**	—																										—	—	—	—	—
32 **Assets excluded from the numerator for GAR calculation (covered in the denominator)**	18,291	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
33 **Financial and Non-financial undertakings**	7,254																														
34 SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations*	112																														
35 Loans and advances	112																														
36 of which loans collateralised by commercial immovable property	—																														
37 of which building renovation loans	—																														
38 Debt securities	—																														
39 Equity instruments	—																														

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
	Million EUR		As of 31 December 2024																													
		Total [gross] carrying amount	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
			Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)								
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)			
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
40	Non-EU country counterparties not subject to NFRD disclosure obligations	7,142																														
41	Loans and advances	7,142																														
42	Debt securities	—																														
43	Equity instruments	—																														
44	**Derivatives**	—																														
45	**On demand interbank loans**	594																														
46	**Cash and cash-related assets**	—																														
47	**Other categories of assets (e.g. Goodwill, commodities etc.)**	10,444																														
48	**Total GAR assets**	20,456	630	40	—	1	5	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	694	40	—	1	5
49	**Assets not covered for GAR calculation**	21,435																														
50	**Central governments and Supranational issuers**	—																														
51	**Central banks exposure**	141																														
52	**Trading book**	21,294																														
53	**Total assets**	41,890	630	40	—	1	5	64	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	694	40	—	1	5
	Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations																															
54	Financial guarantees	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
55	Assets under management		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
56	Of which debt securities																											—	—	—	—	—
57	Of which equity instruments																											—	—	—	—	—

Non-Financial Statement

2. GAR sector information – Turnover

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	y	z	aa	ab
		As of 31 December 2025																											
	Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)			
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD	
		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*	
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (WTR)	Mn EUR	Of which environmentally sustainable (WTR)	Mn EUR	Of which environmentally sustainable (CE)	Mn EUR	Of which environmentally sustainable (CE)	Mn EUR	Of which environmentally sustainable (PPC)	Mn EUR	Of which environmentally sustainable (PPC)	Mn EUR	Of which environmentally sustainable (BIO)	Mn EUR	Of which environmentally sustainable (BIO)	Mn EUR	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	Mn EUR	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
1	—	—	—			—	—			—	—			—	—			—	—			—	—			—	—		

2. GAR sector information – CAPEX

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	y	z	aa	ab
		As of 31 December 2025																											
	Breakdown by sector - NACE 4 digits level (code and label)	Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)			
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD	
		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*		[Gross] carrying amount*	
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (WTR)	Mn EUR	Of which environmentally sustainable (WTR)	Mn EUR	Of which environmentally sustainable (CE)	Mn EUR	Of which environmentally sustainable (CE)	Mn EUR	Of which environmentally sustainable (PPC)	Mn EUR	Of which environmentally sustainable (PPC)	Mn EUR	Of which environmentally sustainable (BIO)	Mn EUR	Of which environmentally sustainable (BIO)	Mn EUR	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)	Mn EUR	Of which environmentally sustainable (CCM + CCA + WTR + CE + PPC + BIO)
1	—	—	—			—	—			—	—			—	—			—	—			—	—			—	—		

3. GAR KPI stock – Turnover

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
% (compared to total covered assets in the denominator)		As of 31 December 2025																														
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	1.30 %	0.18 %	— %	0.02 %	0.03 %	0.08 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	1.38 %	0.18 %	— %	0.02 %	0.03 %	2.10 %
2	**Financial undertakings**	1.30 %	0.18 %	— %	0.02 %	0.03 %	0.08 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	1.38 %	0.18 %	— %	0.02 %	0.03 %	2.10 %
3	Credit institutions	1.21 %	0.16 %	— %	0.02 %	0.02 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	1.22 %	0.16 %	— %	0.02 %	0.02 %	1.73 %
4	Loans and advances	1.21 %	0.16 %	— %	0.02 %	0.02 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	1.22 %	0.16 %	— %	0.02 %	0.02 %	1.73 %
5	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
6	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
7	Other financial corporations	0.09 %	0.02 %	— %	— %	0.01 %	0.07 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.16 %	0.02 %	— %	— %	0.01 %	0.37 %
8	of which investment firms	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
9	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
% (compared to total covered assets in the denominator)		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
10	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
11	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
12	of which management companies	0.09 %	0.02 %	— %	— %	0.01 %	0.07 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.16 %	0.02 %	— %	— %	0.01 %	0.36 %
13	Loans and advances	0.09 %	0.02 %	— %	— %	0.01 %	0.07 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.16 %	0.02 %	— %	— %	0.01 %	0.36 %
14	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
15	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
16	of which insurance undertakings	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
17	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
18	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
19	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
20	**Non-financial undertakings**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
21	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
22	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
23	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
24	**Households**	— %	— %	— %	— %	— %	— %	— %	— %	— %					— %	— %	— %	— %									— %	— %	— %	— %	— %	— %

Non-Financial Statement

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
% (compared to total covered assets in the denominator)		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
25	of which loans collateralised by residential immovable property	—%	—%	—%	—%	—%	—%	—%	—%	—%					—%	—%	—%	—%									— %	— %	— %	— %	— %	— %
26	of which building renovation loans	—%	—%	—%	—%	—%	—%	—%	—%	—%					—%	—%	—%	—%									— %	— %	— %	— %	— %	— %
27	of which motor vehicle loans	—%	—%	—%	—%	—%																										
28	**Local governments financing**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
29	Housing financing	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
30	Other local government financing	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	— %	— %	— %	— %	— %	— %
32	**Total GAR assets**	1.30 %	0.18 %	— %	0.02 %	0.03 %	0.08 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	1.38 %	0.18 %	— %	0.02 %	0.03 %	44.82 %

Non-Financial Statement

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2024																														
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
% (compared to total covered assets in the denominator)		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	3.07 %	0.17 %	— %	— %	0.01 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.39 %	0.18 %	— %	— %	0.01 %	5.17 %
2	**Financial undertakings**	3.07 %	0.17 %	— %	— %	0.01 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.39 %	0.18 %	— %	— %	0.01 %	5.17 %
3	Credit institutions	0.05 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.05 %	— %	— %	— %	— %	0.09 %
4	Loans and advances	0.05 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.05 %	— %	— %	— %	— %	0.09 %
5	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
6	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
7	Other financial corporations	3.03 %	0.17 %	— %	— %	0.01 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.34 %	0.17 %	— %	— %	0.01 %	5.08 %
8	of which investment firms	3.02 %	0.17 %	— %	— %	0.01 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.34 %	0.17 %	— %	— %	0.01 %	4.94 %
9	Loans and advances	3.02 %	0.17 %	— %	— %	0.01 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.34 %	0.17 %	— %	— %	0.01 %	4.94 %

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
% (compared to total covered assets in the denominator)		As of 31 December 2024																														
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
10	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
11	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
12	of which management companies	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %									— %	— %	— %	— %	— %	— %
13	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
14	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
15	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
16	of which insurance undertakings	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.12 %
17	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.12 %
18	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
19	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
20	**Non-financial undertakings**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
21	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
22	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
23	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
24	**Households**	— %	— %	— %	— %	— %	— %	— %	— %	— %					— %	— %	— %	— %									— %	— %	— %	— %	— %	— %

	% (compared to total covered assets in the denominator)	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2024																														
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
25	of which loans collateralised by residential immovable property																										— %	— %	— %	— %	— %	— %
26	of which building renovation loans																										— %	— %	— %	— %	— %	— %
27	of which motor vehicle loans																															
28	**Local governments financing**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
29	Housing financing	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
30	Other local government financing	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
31	**Collateral obtained by taking possession: residential and commercial immovable properties**																										— %	— %	— %	— %	— %	— %
32	**Total GAR assets**	3.07 %	0.17 %	— %	— %	0.01 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.39 %	0.18 %	— %	— %	0.01 %	48.83%

3. GAR KPI stock – CAPEX

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
% (compared to total covered assets in the denominator)		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
GAR - Covered assets in both numerator and denominator																																
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	1.32 %	0.20 %	— %	0.02 %	0.04 %	0.08 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	1.40 %	0.20 %	— %	0.02 %	0.04 %	2.10 %
2	**Financial undertakings**	1.32 %	0.20 %	— %	0.02 %	0.04 %	0.08 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	1.40 %	0.20 %	— %	0.02 %	0.04 %	2.10 %
3	Credit institutions	1.22 %	0.17 %	— %	0.02 %	0.02 %	0.01 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	1.22 %	0.17 %	— %	0.02 %	0.02 %	1.73 %
4	Loans and advances	1.22 %	0.17 %	— %	0.02 %	0.02 %	0.01 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	1.22 %	0.17 %	— %	0.02 %	0.02 %	1.73 %
5	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
6	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
7	Other financial corporations	0.10 %	0.03 %	— %	— %	0.01 %	0.07 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.17 %	0.03 %	— %	— %	0.01 %	0.37 %
8	of which investment firms	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
9	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
10	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %

	% (compared to total covered assets in the denominator)	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
11	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
12	of which management companies	0.10 %	0.03 %	— %	— %	0.01 %	0.07 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	—%	—%	—%	—%	—%	—%	—%	—%	0.17 %	0.03 %	— %	— %	0.01 %	0.36 %
13	Loans and advances	0.10 %	0.03 %	— %	— %	0.01 %	0.07 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.17 %	0.03 %	— %	— %	0.01 %	0.36 %
14	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
15	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
16	of which insurance undertakings	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
17	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
18	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
19	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
20	**Non-financial undertakings**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
21	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
22	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
23	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
24	**Households**	— %	— %	— %	— %	— %	— %	— %	— %	— %					— %	— %	— %	— %									— %	— %	— %	— %	— %	— %
25	of which loans collateralised by residential immovable property	—%	—%	—%	—%	—%	—%	—%	—%	—%					—%	—%	—%	—%									— %	— %	— %	— %	— %	— %

Non-Financial Statement

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
	% (compared to total covered assets in the denominator)	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
26	of which building renovation loans	—%	—%	—%	—%	—%	—%	—%	—%	—%					—%	—%	—%	—%									— %	— %	— %	— %	— %	— %
27	of which motor vehicle loans	—%	—%	—%	—%	—%																										
28	**Local governments financing**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
29	Housing financing	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
30	Other local government financing	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	—%	— %	— %	— %	— %	— %	— %
32	**Total GAR assets**	1.32 %	0.20 %	— %	0.02 %	0.04 %	0.08 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	1.40 %	0.20 %	— %	0.02 %	0.04 %	44.82 %

Non-Financial Statement

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2024																														
% (compared to total covered assets in the denominator)		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	3.08 %	0.20 %	— %	— %	0.02 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.39 %	0.20 %	— %	— %	0.02 %	5.17 %
2	Financial undertakings	3.08 %	0.20 %	— %	— %	0.02 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.39 %	0.20 %	— %	— %	0.02 %	5.17 %
3	Credit institutions	0.05 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.05 %	— %	— %	— %	— %	0.09 %
4	Loans and advances	0.05 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.05 %	— %	— %	— %	— %	0.09 %
5	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
6	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
7	Other financial corporations	3.03 %	0.19 %	— %	— %	0.02 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.35 %	0.20 %	— %	— %	0.02 %	5.08 %
8	of which investment firms	3.03 %	0.19 %	— %	— %	0.02 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.34 %	0.19 %	— %	— %	0.02 %	4.94 %
9	Loans and advances	3.03 %	0.19 %	— %	— %	0.02 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.34 %	0.19 %	— %	— %	0.02 %	4.94 %
10	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %

Non-Financial Statement

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2024																														
	% (compared to total covered assets in the denominator)	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					Proportion of total assets covered
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
11	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
12	of which management companies	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %									— %	— %	— %	— %	— %	— %
13	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
14	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
15	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
16	of which insurance undertakings	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.12 %
17	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	0.12 %
18	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
19	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
20	**Non-financial undertakings**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
21	Loans and advances	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
22	Debt securities, including UoP	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
23	Equity instruments	— %	— %		— %	— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %		— %	— %	— %
24	**Households**	— %	— %	— %	— %	— %	— %	— %	— %	— %					— %	— %	— %	— %									— %	— %	— %	— %	— %	— %
25	of which loans collateralised by residential immovable property																										— %	— %	— %	— %	— %	— %

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2024																														
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
% (compared to total covered assets in the denominator)		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
26	of which building renovation loans																										— %	— %	— %	— %	— %	— %
27	of which motor vehicle loans																															
28	**Local governments financing**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
29	Housing financing	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
30	Other local government financing	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
31	**Collateral obtained by taking possession: residential and commercial immovable properties**																										— %	— %	— %	— %	— %	— %
32	**Total GAR assets**	3.08 %	0.20 %	— %	— %	0.02 %	0.31 %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	3.39 %	0.20 %	— %	— %	0.02 %	48.83 %

Non-Financial Statement

4. GAR KPI flow – Turnover

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					
% (compared to flow of total eligible assets)*			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			Proportion of total new assets covered
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
2	**Financial undertakings**	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
3	Credit institutions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
4	Loans and advances	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
5	Debt securities, including UoP	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
6	Equity instruments	–	–		–	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–
7	Other financial corporations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
8	of which investment firms	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
9	Loans and advances	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
10	Debt securities, including UoP	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
11	Equity instruments	–	–		–	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–

Non-Financial Statement

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
	% (compared to flow of total eligible assets)*	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
12	of which management companies	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
13	Loans and advances	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
14	Debt securities, including UoP	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
15	Equity instruments	–	–		–	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–
16	of which insurance undertakings	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
17	Loans and advances	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
18	Debt securities, including UoP	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
19	Equity instruments	–	–		–	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–
20	**Non-financial undertakings**	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
21	Loans and advances	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
22	Debt securities, including UoP	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
23	Equity instruments	–	–		–	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–
24	**Households**	–	–	–	–	–	–	–	–	–					–	–	–	–									–	–	–	–	–	–
25	of which loans collateralised by residential immovable property	–	–	–	–	–	–	–	–	–					–	–	–	–									–	–	–	–	–	–
26	of which building renovation loans	–	–	–	–	–	–	–	–	–					–	–	–	–									–	–	–	–	–	–
27	of which motor vehicle loans	–	–	–	–	–																					–	–	–	–	–	–
28	**Local governments financing**	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
29	Housing financing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
30	Other local government financing	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
% (compared to flow of total eligible assets)*		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
31	**Collateral obtained by taking possession: residential and commercial immovable properties**	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
32	**Total GAR assets**	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

4. GAR KPI flow – CAPEX

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
% (compared to flow of total eligible assets)*		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
	GAR - Covered assets in both numerator and denominator																															
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
2	**Financial undertakings**	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
3	Credit institutions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
4	Loans and advances	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
5	Debt securities, including UoP	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
6	Equity instruments	–	–		–	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–
7	Other financial corporations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
8	of which investment firms	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
9	Loans and advances	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
10	Debt securities, including UoP	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
11	Equity instruments	–	–		–	–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–		–	–	–
12	of which management companies	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
		As of 31 December 2025																														
% (compared to flow of total eligible assets)*		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
13	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
14	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
15	Equity instruments	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—
16	of which insurance undertakings	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
17	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
18	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
19	Equity instruments	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—
20	**Non-financial undertakings**	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
21	Loans and advances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
22	Debt securities, including UoP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
23	Equity instruments	—	—		—	—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—		—	—	—
24	**Households**	—	—	—	—	—	—	—	—	—					—	—	—	—									—	—	—	—	—	—
25	of which loans collateralised by residential immovable property	—	—	—	—	—	—	—	—	—					—	—	—	—									—	—	—	—	—	—
26	of which building renovation loans	—	—	—	—	—	—	—	—	—					—	—	—	—									—	—	—	—	—	—
27	of which motor vehicle loans	—	—	—	—	—																					—	—	—	—	—	—
28	**Local governments financing**	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
29	Housing financing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
30	Other local government financing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Non-Financial Statement

	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae	af
	As of 31 December 2025																														
% (compared to flow of total eligible assets)*	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)					
	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				
			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	
31 Collateral obtained by taking possession: residential and commercial immovable properties	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
32 Total GAR assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

5. KPI off-balance sheet exposures – Turnover (stock)

	a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae
	As of 31 December 2025																													
% (compared to total eligible off-balance sheet assets)*	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1 Financial guarantees (FinGuar KPI)	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
2 Assets under management (AuM KPI)**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %

Non-Financial Statement

5. KPI off-balance sheet exposures – Turnover (flow)

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae
		As of 31 December 2025																													
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
	% (compared to total eligible off-balance sheet assets)*	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
2	Assets under management (AuM KPI)**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %

5. KPI off-balance sheet exposures – CAPEX (stock)

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae
		As of 31 December 2025																													
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
	% (compared to total eligible off-balance sheet assets)*	Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
2	Assets under management (AuM KPI)**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %

5. KPI off-balance sheet exposures – CAPEX (flow)

		a	b	c	d	e	f	g	h	i	j	k	l	m	n	o	p	q	r	s	t	u	v	w	x	z	aa	ab	ac	ad	ae
		As of 31 December 2025																													
	% (compared to total eligible off-balance sheet assets)*	Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				Water and marine resources (WTR)				Circular economy (CE)				Pollution (PPC)				Biodiversity and Ecosystems (BIO)				TOTAL (CCM + CCA + WTR + CE + PPC + BIO)				
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)			
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %
2	Assets under management (AuM KPI)**	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %	— %

Nuclear energy and fossil gas related activities

In line with the Complementary Climate Delegated Act (EU 2022/1214 III.9. amending EU 2021/2139 and EU 2021/2178) CGME did not identify any portion of its portfolio related to certain economic activities related to nuclear and fossil gas that can be classified as environmentally sustainable under the EU Taxonomy.

Row	Nuclear energy related activities	Yes/No
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	No
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	No
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	No
	Fossil gas related activities	**Yes/No**
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	No
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	No
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	No

7 Final Statement regarding the Relations with Affiliated Enterprises (Affiliate Dependency Report) pursuant to § 312 (3) sentence 3 of the German Stock Corporation Act

Final Statement regarding the Relations with Affiliated Enterprises (Affiliate Dependency Report)

The Management Board of Citigroup Global Markets Europe AG, Frankfurt am Main, has prepared a report regarding the relations with affiliated enterprises for the recently completed fiscal year 2025, and that report contains the following final statement:

“With respect to the legally binding transactions that are listed in the report regarding relations with affiliated enterprises and based on the facts and circumstances of which we were aware at the time the legally consequential transactions were carried out, our Company received adequate consideration (payment) on each of those legally binding transactions. Because CGME did not engage in any actions at the behest of CGML or any enterprise affiliated with CGML, CGME did not incur any detriment therefrom”.

This assessment is based on the facts and circumstances of which we were aware at the time of the reportable transactions.“

Frankfurt am Main, April 8, 2026

Citigroup Global Markets Europe AG

The Management Board

Stefan Hafke (CEO)	Ulrich Bender
Peter Kovari	Cristina Paviglianiti
Michael Weber	Dr. Ann-Kathrin Wilczek

Balance Sheet for the Fiscal Year as of December 31, 2025

Citigroup Global Markets Europe AG, Frankfurt am Main

Assets

Assets	EUR	EUR	EUR	Prior Year kEUR
1. Cash reserve				
a) Cash on hand		-.--		-
b) Credit balances held at central banks		-.--		5
of which: at the Deutsche Bundesbank (German Central Bank) EUR -.-- (prior year: kEUR 5)				
c) Credit balances held at post giro offices		-.--	-.--	-
3. Receivables from banks				
a) Due upon demand		790,237,480.06		593,857
b) Other receivables		2,890,140,780.68	3,680,378,260.74	2,395,043
4. Receivables from clients			17,707,747,878.39	16,804,649
of which: secured through *in rem* security interests (*Grundpfandrechte*) EUR -.-- (prior year: kEUR -)				
Municipal loans EUR -.-- (prior year: kEUR -)				
6a Trading portfolio			27,715,491,205.36	21,294,162
7. Equity investments			150,000.07	150
of which: held in banks EUR -.-- (prior year: kEUR -)				
held in financial service institutions EUR 150,000.07 (prior year: kEUR 1,136)				
held in securities institutions EUR -.-- (prior year: kEUR -)				
9. Trust assets				
of which: trust loans EUR 222,746,940.04 (prior year: kEUR 192,194)			222,746,940.04	192,194
11. Intangible assets				
a) Internally-generated industrial property rights and similar rights and assets		-.--		-
b) Paid-for concessions, industrial property rights and similar rights and assets as well as licenses to such rights and assets		-.--		-
c) Goodwill		28,816,667.00		37,917
d) Prepayments		-.--	28,816,667.00	-
12. Tangible assets			19,069,142.22	19,370
14. Other assets			849,041,108.97	551,435
15. Prepaid and deferred items			808,015.53	1,704
17. Excess of plan assets over post-employment benefit liability			-.--	7
Total Assets			**50,224,249,218.32**	**41,890,493**

Liabilities and Equity Capital

Liabilities and Equity Capital	EUR	EUR	EUR	Prior Year kEUR
1. Liabilities owed to banks				
a) Payable on demand		211,584,635.04		179,644
b) With an agreed term or notice period		3,329,263,585.21	3,540,848,220.25	3,144,186
2. Liabilities owed to clients				
a) Savings deposits				
aa) with an agreed notice period of three months	-.--			-
ab) with an agreed notice period of more than three months	-.--	-.--		-
b) Other liabilities				
ba) payable on demand	10,907,225,513.08			8,570,494
bb) with an agreed term or notice period	5,906,591,197.78	16,813,816,710.86	16,813,816,710.86	5,720,003
3a Trading portfolio			24,141,441,683.28	18,575,122
4. Trust liabilities			222,746,940.04	192,194
of which: trust loans EUR 222,746,340.04 (prior year: kEUR 192,194)				
5. Other liabilities			476,254,637.21	512,527
6. Deferred income			9,633,728.10	4,297
7. Accrued liabilities				
a) Pensions and similar obligations		39,521,617.82		44,254
b) Tax reserves		4,214,565.59		22,062
c) Other accrued liabilities		154,597,900.25	198,334,083.66	169,926
11. Funds for general bank risks			36,383,610.23	36,384
of which: as defined in § 340e (4) HGB EUR 36,383,610.23 (prior year: kEUR 36,384)				
12. Equity capital				
a) Subscribed capital	242,393,054.05	242,393,054.05		242,393
b) Captial reserves	4,317,352,452.84	4,317,352,452.84		4,317,353
c) Earnings reserve				
ca) legal reserve	33,027,197.15			33,027
cb) reserve for treasury shares	-.--			-.--
cc) reserves required by articles of association	-.--			-.--
cd) other earnings reserves	126,627,670.58	159,654,867.73		53,489
d) Unappropriated earnings/loss (balance sheet profit / loss)		65,389,230.07	4,784,789,604.69	73,139
Total Liabilities and Equity Capital			**50,224,249,218.32**	**41,890,494**

Income Statement of Citigroup Global Markets Europe AG, Frankfurt am Main, for the Period of January 1, 2025 through December 31, 2025

	EUR	EUR	EUR	01.01.2024 - 31.12.2024 kEUR
1. Interest income earned on				
a) Loans and money market transactions	907,494,222.73			1,421,985
2. Negative interest income from				
a) Loans and money market transactions	-	907,494,222.73		-
3. Interest expenses	799,892,561.10			1,275,434
4. Positive interest from loans and money market transactions	-	-799,892,561.10	107,601,661.63	-
5. Current income from				
a) Shares and other variable-yield securities		-. --		-
b) Equity investments		-. --		-
c) Interests in affiliated enterprises		-. --	-. --	-
6. Commission income		707,689,833.04		596,933
7. Commission expenses		265,585,781.25	442,104,051.79	220,709
8. Net income from financial trading operations			-26,991,539.72	34,461
Included therein are deposits into funds for general bank risks per § 340e (4) HGB : EUR - (2024: kEUR -)				
9. Other operating income			67,443,692.80	128,518
10. General administrative expenses				
a) Personnel expenses				
aa) Wages and salaries	237,678,237.35			240,028
ab) Social security contributions, pension and social welfare expenses	14,223,173.48	251,901,410.83		19,515
of which: for pensions: EUR ./. 535,528.29 (2024: kEUR 4,402)				
b) Other administrative expenses		231,985,189.11	483,886,599.94	273,104
11. Depreciation, amortization and write-downs of tangible and intangible assets			12,467,781.51	12,547
12. Other operating expenses			3,051,808.32	13,663
13. Write-downs of, and provisions for, receivables and certain securities and additions to loan reserves		5,000,000.00		1,477
14. Income from reversal of write-downs of receivables and certain securities, and income from reversal of loan reserves		679,802.00	-4,320,198.00	-
15. Write-downs on equity investments, interests in affiliated enterprises and long-term securities			-. --	-
16. Results from ordinary operations			**86,431,478.73**	**125,420**
17. Taxes on income and earnings		21,042,248.66		52,281
18. Other taxes, to the extent not reported under "Other operating expenses"		-. --	21,042,248.66	-
19. Income from loss transfers			-. --	-
20. Profits transferred pursuant to a profit pooling, profit transfer or partial profit transfer agreement			-. --	-
21. Annual net profit/Annual net loss			**65,389,230.07**	**73,139**
22. Profit carried forward/Loss carried forward from the prior year			-. --	-
			65,389,230.07	**73,139**
23. Transfers from capital reserves			-. --	-
			-. --	-
24. Transfers from earnings reserves				
a) from legal reserve		-. --		-
b) from reserve for treasury shares		-. --		-
c) from reserves required by the bank's articles of association		-. --		-
d) from other earning reserves		-. --	-. --	-
			-. --	-
25. Transfers from capital participation rights (*Genussrechtskapital*)			-. --	-
			-. --	-
26. Transfers to earnings reserves				
a) to legal reserve		-. --		-
b) to reserve for treasury shares		-. --		-
c) to reserves required by the bank's articles of association		-. --		-
d) to other earning reserves		-. --	-. --	-
			-. --	-
27. Replenishment of capital with profit participation rights			-. --	-
28. Unappropriated profit (balance sheet profit)			**65,389,230.07**	**73,139**

Citigroup Global Markets Europe AG, Frankfurt am Main

Notes to the Financial Statements for the Fiscal Year of January 1, 2025 through December 31, 2025

Principles of the Accounting

Citigroup Global Markets Europe AG, Frankfurt am Main (abbreviated herein as "CGME"), is a stock corporation with its registered place of business in Frankfurt am Main and is recorded in the Commercial Register of the Local Court of Frankfurt am Main under registration number HRB 88301.

CGME is not a capital markets-oriented corporation within the meaning of § 264d of the German Commercial Code (abbreviated herein as "HGB") in combination with § 340a (1) HGB, because none of the securities issued by CGME were admitted for trading on an organized market within the meaning of § 2 (11) of the German Securities Trading Act (abbreviated herein as "WpHG") in Fiscal Year 2025 and because CGME also did not apply for admission to trading such securities on an organized market within the meaning of § 2 (11) of the WpHG in the most recently completed fiscal year.

CGME is classified as a CRR credit institution in accordance with Directive (EU) No. 2019/2034 in combination with Article 4 para. 1, no. 1 of Regulation (EU) No. 575/2013 and is considered a public interest entity ("PIE") within the meaning of § 316a sentence 2, no. 2 HGB in combination with § 1 para. 3d, sentence 1 of the German Banking Act (abbreviated herein as "KWG")

The annual financial statements for the Fiscal Year of January 1 through December 31, 2025 ("Fiscal Year") were prepared in accordance with the German Commercial Code and in compliance with supplemental provisions of the German Stock Corporation Act (abbreviated herein as "AktG") and the Accounting Regulation for Banks and Financial Services Institutions (abbreviated herein as "RechKredV"). The balance sheet and income statement were structured and organized according to the forms set forth in the RechKredV.

The annual financial statements were prepared in accordance with § 244 HGB in the German language and in euro. Unless otherwise indicated in any individual sections below, the figures shown are in million euros (EUR million) in an effort to provide better clarity. Due to rounding, certain numbers in the annual financial statements may do not add up exactly to the sums shown.

The annual financial statements will be published in the German Companies Register (*Unternehmensregister*) after they are adopted by the Committee.

ACCOUNTING AND VALUATION METHODS

(1) Cash reserve

This balance sheet item comprises balances that are held with central banks and recognized at their nominal amount.

(2) Receivables

Accounting

Receivables from banks and clients are recognized on the balance sheet at their cost of acquisition plus accrued interest, unless risk provisioning or write-downs to the lower fair value are required in order to account for the existing counterparty credit (or default) risks.

Any receivables and payables arising from genuine repo and reverse repo transactions that are settled with credit institutions and customers on the basis of master agreements concluded in accordance with international model terms and conditions (OTC transactions), will be netted, provided that a legal right of offsetting exists in accordance with § 387 BGB.

Valuation

Individual and standard valuation allowances have been created on the balance sheet to account for counterparty risks. Bad debts, for which in all likelihood no further payments are anticipated from either the debtor or the sale of collateral, are removed from the books immediately after information about the non-recoverability has been presented (direct write-off).

Pursuant to IDW Statement IDW RS BFA 7 of December 13, 2019 and the IDW Accounting Guidance IDW RH BFA 1.004 of July 31, 2023, the election of using a simplified model was made in determining the **standard valuation allowances**, whereby as in the prior year, the standard allowances were implemented in accordance with the so-called "IFRS 9 Phase Model". In view of the existing volume of receivables with primarily short-term maturities (in line with CGME's business model) which - when compared to the date they arose and regular measurement at fair value - does not yield any significant increase in the credit default risk, the standard valuation allowances are generally calculated on the basis of the expected loss over a period of 12 months. In accordance with the requirements of IDW RS BFA 7 and IDW RH BFA 1.004, it is not necessary to provide evidence of parity between the losses anticipated when a receivable arises and an agreed credit rating premium. As of December 31, 2025, there are volumes of receivables that were classified as risk level 2 and 3 in terms of their anticipated counterparty default risk.

In addition to the client-specific credit ratings and expected credit default probabilities, the calculation of the standard allowances also takes into account, among other things, macroeconomic factors of the countries in which the CGME clients have their registered headquarters (e.g., gross domestic product, unemployment rate), which can generally influence the client-specific counterparty default risk. The respective factors are reviewed on a quarterly basis in terms of appropriateness and then adjusted, if necessary. Furthermore, the valuation parameters are subject to regular sensitivity analysis in order to determine the influence of macro-economic factors on expected loan losses.

No adjustment of the model results in the form of a top level adjustment (TLA) was made, for example, due to the consequences of the Russia/Ukraine war, the war in the Middle East, and the conflict in Iran.

(3) Financial instruments of the trading portfolio

Accounting

In accordance with the statutory provisions of § 340e HGB, financial instruments traded on and off the stock exchange may be recognized at the trade date or at the settlement date. In view of Citigroup's uniform rules, according to which, from the point of view of the Group parent company, accounting as of the **settlement date** leads to a more relevant and reliable presentation of assets and liabilities in the balance sheet, CGME recorded the trading transactions with financial instruments and the resulting receivables as of the settlement date for accounting and balance sheet purposes, as it did last year.

In its financial statements as of December 31, 2025, CGME has offset positive and negative fair values as well as the related settlement payments (cash collateral) of trading portfolio derivatives that were traded over-the-counter with central counterparties and non-central counterparties (OTC derivatives). The exercise of the **netting option / election (*Saldierungswahlrechts*)** under German commercial law results from an economic approach according to which an existing net position can, under certain conditions, be regarded as fictitiously fulfilled by the collateral that is provided in cash, thereby yielding an overall net presentation of the (bilateral) OTC derivatives.

One prerequisite for the netting is the existence of master agreement with an enforceable collateralization appendix (*Besicherungsanhang*) and a daily exchange of cash collateral from which only an insignificant credit or liquidity risk remains. Positive fair values from derivative financial instruments are initially offset or netted against negative fair values from derivative financial instruments. Subsequently, the settlement payments attributable to the fair values are netted against the positive fair values of derivative financial instruments. Furthermore, the collateral paid must be netted and balanced against the negative fair values of derivative financial instruments. The amounts netted in this respect from the settlement payments and fair values are reported as a net amount under "Trading Assets" or "Trading Liabilities”.

The volumes generated from the netting of the relevant OTC derivatives portfolios will trigger - as of December 31, 2025 - a commensurate decrease in the trading portfolio assets of around EUR 31 billion (prior year: approx. EUR 28 billion), as well as a decrease in the trading portfolio liabilities of around EUR 32 billion (prior year: EUR 29 billion).

As of December 31, 2025, payment claims or liabilities from repo or reverse repo (repurchase) transactions will be recorded in the trading portfolio, provided that these financial instruments are bought and sold with the intention of achieving a short-term proprietary trading profit. In this context, receivables and payables from centrally cleared repurchase agreements are netted against each other, provided that a legal right of offsetting exits under § 387 BGB. As of December 31, 2025, the netting volume yielded EUR 1.5 billion.

Valuation

The valuation of the **financial instruments of the trading portfolio** was carried out at fair value less a risk discount in accordance with sentence 1 of § 340e (3) HGB. The financial instruments are recognized at their cost of acquisition at the time they are acquired. In accordance with an official statement (RS BFA 2 or IDW ERS BFA 2 (new version[1])) of the Institute of Public Auditors in Germany (IDW), the follow-up valuation at fair value is based on the value at which competent parties, who are independent of one another but wish to contract, could exchange an asset or pay a liability and is performed in accordance with the hierarchical order of valuation criteria set forth in § 255 (4) HGB. For unlisted financial instruments, comparative prices and the valuation results obtained by applying valuation models are used.

In general, these methods are based on estimates of future cash flows while factoring in any risk factors. In this regard, the most important factors, in each case dependent on the nature of the relevant financial instrument, are the “underlying price”, “implicit volatilities”, “yield curves” and “dividend forecasts”. In this regard and depending on the structure of the respective financial instrument, there are, *inter alia*, other assumptions that the valuation is "risk-neutral" with regard to the future development of market prices, that interest rates and credit costs are deterministic and, for example, that the amount of dividends is generally known and will be paid on certain dates. Furthermore, when applying the valuation models, additional probabilities regarding the occurrence of certain valuation parameters or factor sensibilities (e.g., Delta, Gamma) are also taken into account.

As of December 31, 2025 a **risk discount (value-at-risk; VaR)** calculated for regulatory purposes was applied to the financial instruments in the trading portfolio in accordance with § 340e (3) HGB. The VaR is generally calculated for the entire portfolio and deducted from the line item "trading assets". For purposes of calculating the value-at-risk, CGME uses a model that was developed by Citigroup and observed uniformly within the corporate group (IMA) and that is utilized to satisfy the equity capital requirements for market price risks. In this regard, the VaR reflects the maximum expected loss of a trading book during a certain holding period (CGME: 10 days) with a pre-defined probability (CGME: confidence level of 99%). Specific risks of certain stocks (beta risk) are likewise factored into the calculation. The calculation of the VaR is made using a Monte Carlo simulation, which is run for all trading activities on the basis of uniform assessment criteria. The volatilities of the individual market factors, which are included in the calculation as well as their correlation to one another, are computed on an empirical basis. Any increase in the risk discount over the previous year that is required in accordance with § 340e (4) HGB will be recognized in profit or loss and charged to net income from the trading portfolio in accordance with § 340c (1) HGB. Where a risk discount is applied to trading liabilities, it is accounted for as a surcharge, which is also recognized as an expense in determining the net trading income pursuant to IDW Statement IDW RS BFA 2 or IDW ERS BFA 2 new version[2].

Any exchange-traded derivatives that yielded settlement payments were recognized in the balance sheet under the items "Other assets" and "Other liabilities”.

[1] As of October 25, 2024

[2] As of October 25, 2024

The model valuation of non-exchange-traded derivatives in the trading portfolio (with the parameters used in this process) requires assumptions and estimates, the scale of which depends on the transparency and availability of market data and on the complexity of the respective financial instrument. Since these are associated with uncertainties and may be subject to change, the actual results and values could differ from these estimates. The valuation methods applied include common factors and parameters that CGME believes will also be considered by other market participants. **Valuation adjustments** are made if the valuation methods do not take individual factors into account or if such action appears appropriate to eliminate weaknesses in the models used to date. Significant valuation adjustments relate, among other things, to the counterparty's credit risk ("Credit Valuation Adjustment" or "CVA") and the Group's own credit risk ("Debt Valuation Adjustment" or "DVA") for OTC derivatives.

For the funding valuation adjustments ("FVA"), the funding or refinancing expenses and income of unsecured derivatives and secured derivatives, for which only partial collateral is available or the collateral cannot be used for refinancing, are taken into account at fair value. For the calculation of the FVA, the refinancing effects were taken into account in the valuation when computing the present cash values *via* premiums on the discount rates.

Where available, observable market data (e.g., credit default swap spreads) are used for CVA, DVA and FVA to determine the fair value. Changes in the fair value of the trading portfolio are netted and reported in the net result of the trading portfolio.

CGME currently only considers CVA/DVA risks from non-affiliated companies and, for materiality reasons, refrains from considering these amounts from affiliated companies in its financial statements as of December 31, 2025.

(4) Derivates

Derivative financial transactions in the banking book are generally not recognized as pending transactions. If the derivatives are exchange-traded and assigned to the trading book, they are recognized in the balance sheet at their market price. In the case of OTC derivatives, the market price is determined using standardized and customary valuation models (e.g. present value or option pricing models.

Acquired or issued structured products are recognized as assets or liabilities in accordance with IDW Statement IDW RS HFA 22.

(5) Equity investments

The **equity investments** are recognized at their cost of acquisition or, pursuant to § 253 (3) sentence 5 HGB, at the lower fair value, if there appears to have been a permanent impairment.

(6) Trust assets and trust liabilities

Assets and liabilities that CGME holds in its own name but for the accounts of third parties are shown on the balance sheet under the line items **trust assets and trust liabilities**. The valuation is made at the amortized cost or at the settlement amount.

(7) Intangible and tangible assets

The **intangible assets**, which were all acquired in exchange for consideration, and the **tangible assets** are valued at their cost of acquisition and are generally written-down on a straight-line basis in accordance with the expected standard useful life of those assets. Any permanent impairment that may exist is taken into account through an unscheduled write-down.

When in Fiscal Year 2019 the branches in Paris, Milan and Madrid were contributed as capital in connection with the CGME registered share capital increase, the customer relationships that existed at these branches were also transferred and those relationships were attributed a goodwill value that is being amortized on a scheduled basis *pro rata temporis* over a 10-year period.

Tangible assets in the categories, **leasehold improvements** and **construction in progress,** are depreciated over a period of five to ten years, while **office and plant equipment** are depreciated over a period of three to ten years on a *pro rata temporis* basis. Purchased **software licenses** are amortized over a period of one to five years.

Low-value assets are written off in full in the year of acquisition or production, provided that the net acquisition or production cost is EUR 800 or less.

(8) Other assets

Other assets are shown on the balance sheet at their nominal value. In the event of an impairment, the stock or market price or the lower fair value will be subject to a one-time (unscheduled) write-down in accordance with § 253 (4) HGB. Any anticipated losses that are identified in connection with the valuation of the collateral provided as part of the derivatives settlement (variation margins) are booked on the balance sheet as accrual for threatened losses in accordance with § 249 (1) sentence 1 HGB.

(9) Accrual and deferral items

The **accrual and deferral items** on the asset and liability side of the balance sheet include payments that are attributable to the bottom line in future fiscal years.

(10) Deferred taxes

If there are differences between the carrying values of the assets, liabilities and accrual and deferral items shown on the commercial law balance sheet and those values shown on the tax law balance sheet and those differences are expected to be balanced out in subsequent fiscal years, then - in accordance with § 274 HGB - any ensuing overall tax burden will be recognized as a deferred tax liability or any ensuing overall tax relief will be recognized as a deferred tax asset. Tax loss carryforwards are taken into account when calculating deferred tax assets in the amount of the expected offset potential within the next five fiscal years. Deferred taxes are measured on the basis of the company-specific and country-specific tax rates that are expected to apply at the time the temporary differences are realized and the losses carried forward are offset. This also takes into account that the corporate tax rate will decrease by one percentage point each year from 2028 to 2032.

As of the end of the past Fiscal Year, the asset surplus that resulted from offsetting the deferred tax liabilities against the deferred tax assets are not being recognized in accordance with § 274 (1) sentence 2 HGB.

(11) Excess of plan assets over post-employment benefit liability

The excess of plan assets over post-employment benefit liabilities is yielded from the net balance of the fair value of the plan assets, which is placed out of the reach of all other CGME creditors and are used exclusively to settle liabilities from pension obligations or comparable long-term obligations, and the amount from the liabilities to be offset.

(12) Liabilities owed to banks and to clients

Liabilities owed to banks and to clients are stated at their settlement amount plus accrued interest.

(13) Other liabilities

The **other liabilities** were recognized at their settlement amount.

(14) Accrued liabilities

Provisions for pension and similar obligations were valued on the basis of the projected unit credit method. Key principles underlying the valuation are the accrual-based allocation of pension benefits during the service relationship (employment tenure), for which pension commitments have been made, and the actuarial assumptions that are used to calculate the present cash value of such future benefits. The value of the obligation as of the balance sheet date is the actuarial present cash value of all those benefits which, based on the pension formula under the plan, are attributable to the period of service completed up to that point in time.

In order to calculate the present cash value, a discount rate of 2.06 % (31.12.2024: 1.9 %) based on a 15-year term was used. Pursuant to § 253 (2) sentence 1 HGB, the average market rate of the previous ten fiscal years was used as the discount rate for calculating the present cash value in the recently completed Fiscal Year. Future salary and wage increases were estimated at 3.0 %, and at the same time, a 2.1 % adjustment of the current annuities was assumed. No flat-rate surcharge factor to account for inflation was applied to the liability values of current pensions in the financial year (31.12.2024: 1.0 %).

In general, the biometric data was derived from Klaus Heubeck 2018 G mortality tables. In connection with accounting for the accruals for pensions and similar obligations, assets that serve only to settle the debts owed under the pension obligations or similar long-term obligations in accordance with § 340a (1) in combination with § 246 (2) sentence 2 HGB were offset against them.

When a legal or factual obligation exists, **tax reserves** and **other accruals** are recognized on the balance sheet at their settlement amount in accordance with the principles of reasonable business judgment (*Grundsätzen vernünftiger kaufmännischer Beurteilung*). The settlement amount of **other accruals** was calculated by factoring in future price and cost increases.

Accruals or provisions with a residual term to maturity of more than one year were discounted at the average market interest rate over the past seven fiscal years as that rate was calculated by the German Bundesbank for matching maturities. If recourse agreements existed, then they were taken into account in calculating the accrual (net result shown).

For **contracts and pending legal disputes** that could have an adverse effect on the Bank's financial condition, appropriate accruals were created, where necessary, as of the balance sheet.

(15) Funds for general bank risks

The balance sheet item, "**Funds for General Bank Risk**", was created pursuant to § 340g HGB and serves to hedge against general banking risks to the extent that this is necessary in accordance with reasonable business judgment based on the special risks inherent in CGME's line of business. As in the previous year, the volume of funds totaled EUR 36 million as of the end of the reporting year.

(16) Currency translation

Currency receivables and liabilities were valued in accordance with § 340a (1) HGB in combination with § 256a HGB at the average rates that are published on the balance sheet date by the European Central Bank (ECB). To the extent that the ECB does not publish any average rates, the currency positions are recognized at market rates. For foreign exchange spot transactions or currency futures that were not yet settled, the valuation was made at the average spot or futures rates on the balance sheet date and applicable to their respective maturity.

The treatment of expenses and income from the currency translation satisfies the requirements under § 340h HGB. The result of the currency translation is included in the income statement under the item "Net income from financial trading operations".

NOTES INDIVIDUAL ITEMS ON THE INCOME STATEMENT

(17) Interest income and expenses

The interest income and interest expenses resulted exclusively from loans and money market transactions (e.g., repo transaction) or incurred in connection with collateral provided or received from broker-dealer transactions. The interest income and expenses arise almost exclusively at CGME in Germany.

(18) Commission income and expenses

The commission income is derived from the following components:

Type of Fee	2025 (EUR million)	2024 (EUR million)
Broker and adviser commissions from affiliated enterprises	266	290
Commission fees from M&A and other broker transactions	381	278
Commissions on foreign currency products	4	4
Miscellaneous commission income	57	25
Commission income	**708**	**597**
Commission expenses	**266**	**- 221**
Net commission income	**442**	**376**

Of the **commission income** (EUR 708 million), a total of EUR 287 million is attributable to the "Investment Banking" division and a total of EUR 421 million to "Markets" division.

Of the **commission income** from M&A and other broker transactions (EUR 381 million), EUR 215 million is attributable to, among other things, income in connection with M&A activities, of which a total of EUR 61 million was generated from income passed through to affiliated enterprises.

Income from broker and advisor commissions of affiliated enterprises (EUR 266 million) was generated, among other things, in connection with financial commission and other brokerage transactions in the "Markets" division (EUR 195 million). Commission income totaling around EUR 56 million was generated on advisory services provided to affiliated enterprises in the business areas of "ECM" and "DCM".

Miscellaneous commission income (EUR 57 million) generated from transactions with third parties relates primarily to income in connection with the underwriting business (EUR 48 million).

Commission expenses (EUR 266 million) relate to intra-group allocations from the work and activities reported under commission income (EUR 181 million) and, *inter alia*, remuneration paid in connection with brokerage and other activities in the investment banking and equity underwriting business (EUR 85 million).

(19) Net income from financial trading operations

The net income derives as follows from the respective results of the individual trading books and the respective "value adjustments" (see note (3)) made at the end of the Fiscal Year:

	2025 (EUR million)	2024 (EUR million)
Net earnings reported in "Equities and Index Risk" Trading Book; certificates and credit derivatives	6	-37
Net earnings reported in "Currency Risks" Trading Book	-30	47
Net interest and dividends from trading portfolios	4	9
Value adjustments	-6	15
Total	**-26**	**34**

The **valuation adjustments** (EUR -6 million; prior year: - EUR 15 million) relate to the VaR pursuant to § 340 (3) HGB (EUR -1 million; prior year: - EUR 8 million) as well as the additional valuation corrections made to cover the counterparty risk inherent in the financial instruments as well as CGME's own credit risk including the refinancing costs in connection with unsecured derivatives (EUR -5 million; prior year: - EUR 7 million). In the recently completed Fiscal Year, no allocations to the fund were necessary under § 340e (4) HGB to cover general banking risks pursuant to § 340g HGB (prior year: EUR 0).

(20) Other operating income

This item is comprised primarily of income from passing on costs to the affiliated enterprises and income generated from the profit participation in connection with equity and other trading transactions with financial instruments in the amount totaling EUR 42 million (2024: EUR 76 million). In addition, the item covers clearing, custody and settlement fees charged to third parties in the amount of EUR 0.1 million (prior year: EUR 25 million).

Furthermore, in the past financial year, income related to valuation gains from pension assets amounting to approximately EUR 2 million (previous year: EUR 4 million) was received. Before offsetting, expenses from the interest accrual of general pension obligations amounted to EUR 0 million (previous year: EUR 1 million), and income from the valuation of the corresponding pension fund assets amounted to EUR 2 million (previous year: EUR 3 million).

(21) Other administrative expenses

The item “Other administrative expenses” consists of the following:

	2025 (EUR million)	2024 (EUR million)
Expenses from intra-group offsets and pass-through charges	85	86
Stock exchange fees	23	42
Turnover tax and other earnings-based tax expenses	37	35
Clearing and custody fees	29	31
Lease expenses for building and office furnishings/equipment	12	27
Costs for use of market data	9	11
Legal, auditing and consulting costs	9	10
Travel expenses	10	9
Costs for temporary staffing	2	2
SWIFT and other transaction fees	1	1
Miscellaneous	15	19
Total	**232**	**273**

(22) Other operating expenses

Expenses from the accretion of interest on pension obligations from bonus conversion (EUR 5 million; previous year: EUR 4 million) and income from the valuation of the corresponding pension fund assets (EUR 4 million; previous year: EUR 5 million) are netted together and reported under other operating expenses totaling EUR 1 million (previous year: EUR 2 million, reported under other operating income). In addition, write-downs due to operational risks amounting to EUR 2 million were recorded.

(23) Write-downs of, and provisions for, receivables and certain securities and transfers to loan reserves

In the past financial year, additional specific valuation allowances of EUR 5 million were recognized, and general valuation allowances of EUR 1 million were reversed. In the previous year, general valuation allowances of EUR 1.5 million were recognized.

(24) Taxes on income and earnings

The amount shown (EUR 21.0 million) relates to the income tax expense for the past Fiscal Year totaling EUR 23.2 million and the income tax benefit (*Ertragsteuererträge*) totaling EUR 2.2 million for previous years.

(25) Income and expenses related to other accounting periods

The income components related to other accounting periods consist mainly of income tax benefits for prior years totaling EUR 2.2 million.

(26) Block on dividend payments

As of the end of the reporting year, the total amount that was blocked from dividend distribution equaled EUR 13 million (prior year: EUR 10 million) and resulted from the capitalization of the plan assets in connection with pension obligations at fair value in accordance with § 268 (8) sentence 3 in conjunction with § 340a (1) HGB.

As of December 31, 2025, there was no block on any dividend distribution for the difference - as calculated in accordance with § 253 (6) sentence 1 HGB - between the amount recognized for pension provisions based on the relevant average market interest rate over the past ten fiscal years and the amount recognized for pension provisions based on the relevant market interest rate over the past seven fiscal years (EUR -2 million; prior year: EUR -1 million).

NOTES TO INDIVIDUAL ITEMS ON THE BALANCE SHEET

(27) Trading portfolio assets and liabilities

The **trading portfolio assets and liabilities** consist of the following:

Trading Portfolio				
	Asset	Liability	Asset	Liability
	12/31/2025 (EUR million)	12/31/2025 EUR million)	12/31/2024 (EUR million)	12/31/2024 (EUR million)
1. Derivative Financial Instruments				
• FX-induced transactions				
○ OTC-currency options and swaps	3.932	3.929	4,815	4,810
○ Currency warrants Own issues	232	233	124	125
○ Foreign exchange spot transactions	478	478	624	622
• Stock warrants own issues	5.955	6.054	6,858	7,001
• OTC equity and index options and swaps	3.460	3.443	2,230	2,204
• Index warrants – own issues	1.497	1.502	1,423	1,431
• Exchange-traded stocks & index options	8	2	104	17
• OTC interest rate options and swaps	25.236	25.173	22,721	22,790
• Commodity warrants - own issues	34	34	11	11
• OTC commodity options and swaps	1.381	1.382	570	570
Subtotal	**42.214**	**42.230**	**39,480**	**39,581**
2. Bonds and other fixed-income securities	**1.411**	**879**	**80**	**225**
of which marketable (börsenfähig)	*0*	*0*	*80*	*225*
of which exchange-traded	*0*	*0*	*80*	*225*
3. Stocks and other variable-yield securities	**57**	**31**	**77**	**81**
of which marketable (börsenfähig)	*57*	*31*	*77*	*81*
of which exchange-traded	*57*	*31*	*77*	*81*
4. Repo-Transactions	**16.876**	**14.057**	**9,783**	**8,304**
5. Sum	**60.558**	**57.198**	**49,420**	**48,191**
- Value at Risk	**- 6**	**-**	**- 5**	**-**
- Other Market-Value Adjustments	**- 5**	**5**	**- 8**	**- 2**
- Netting	**- 32.883**	**- 33.041**	**-28,113**	**-29,614**
- Settlement Date Accounting-Adjustment	**52**	**- 21**		
Total	**27.715**	**24.141**	**21,294**	**18,575**

In the reporting year, **securities lending transactions** (repo and reverse repo transactions) were allocated to the trading portfolio upon conclusion of the transaction, to the extent that they were concluded with the intention of achieving a short-term proprietary trading profit.
As in the prior year, the accounting election has been taken to offset (to net) positive and negative fair values as well as related settlement payments (cash collateral) of derivatives which are held in

the trading portfolio and traded over the counter with central counterparties and non-central counterparties (OTC derivatives) (process referred to as “OTC-Netting”). This election resulted as of December 31, 2025 in a netting volume of EUR 31,430 million for the trading portfolio assets (December 31, 2024: EUR 27,610 million) and of EUR 31,588 million for the trading portfolio liabilities (December 31, 2024: EUR 29,111 million).

Insofar as the conditions for netting payment claims and payment obligations from genuine repo and reverse repo transactions were met on the basis of agreements with counterparties (banks or clients), a total of EUR 1,453 million was able to be netted as of the balance sheet date of the most recently completed Fiscal Year.

(28) Trust transactions

CGME has been providing to its clients services that are part of its business services connected with derivatives. Under this so-called “**FCX Business**” (which stands for “Futures, Clearing and FX Prime Brokerage Business”), the CGME investor services business encompasses, *inter alia*, the trading of derivate financial instruments in its own name but for the account of the clients as well as the related receipt and forwarding of client funds, which must be deposited by the client to serve as collateral to secure the trading in futures. The contractual arrangements that were thereby made stipulate a segregation of client assets from the CGME assets in an effort to specifically shield client assets from any third-party enforcement action that could be initiated in the event that the “asset-managing” CGME becomes the subject of an insolvency proceeding. The client assets are therefore held in trust. Accordingly, as of the end of Fiscal Year 2025, CGME is reporting **trust assets** and **trust liabilities** *vis-à-vis* the clients in an amount totaling EUR 223 million (12/31/2024: EUR 192 million). The trust assets are attributable exclusively to receivables from banks, and the trust liabilities consist of liabilities owed to clients.

(29) Intangible and tangible assets

The fixed assets (intangible fixed assets and tangible fixed assets) developed as follows in the Fiscal Year:

	Original acquisition costs					Accumulated depreciation, amortization and write-downs					Book values	
	01/01/ 2025	Additions	(Disposals)	Reposting	12/31/ 2025	01/01/ 2025	Additions	(Disposals)	Reposting	12/31/ 2025	12/31/ 2025	12/31/ 2024
	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million	EUR million
Intangible asset acquired for consideration	96	-	-	-	96	58	9	-	-	67	29	38
thereof: IT-software	*5*	-	-	-	*5*	*5*	-	-	-	*5*	*0*	*0*
thereof: Goodwill	*91*	-	-	-	*91*	*53*	*9*	-	-	*62*	*29*	*38*
Office and plant equipment	10	1	-1	-	10	6	1	0	-	7	3	4
Leasehold improvements	35	6	-5	-	36	20	2	0	-	22	15	15
Construction in progress	0	1	0	-	1	-	-	-	-	-	1	0
Equity investments	0	-	-	-	0	-	-	-	-	-	0	0
Total	**142**	**8**	**-6**	**-**	**144**	**84**	**12**	**0**	**-**	**96**	**48**	**57**

(30) Other assets

The line item, “Other Assets” (EUR 849 million; 12/31/2024: EUR 551 million), includes primarily receivables from initial and variation margins that were provided in connection with OTC derivatives (EUR 668 million; 12/31/2024: EUR 398 million) as well as collateral received for repo transactions (EUR 103 million; 12/31/2024: EUR 71 million). In connection with OTC derivatives, the agreed collateral (margins) in the amount of EUR 5,151 million (prior year: 12/31/2024: EUR 4,627 million) were offset.

This balance sheet item also includes, among other things, tax refund claims (EUR 61 million; 12/31/2024: EUR 61 million), which relate primarily to turnover tax amounts (EUR 41 million).

(31) Prepaid and deferred items

Prepaid expenses (EUR 1 million) relate to prepaid fees and expenses.

Deferred (unearned) income in the amount of EUR 10 million includes payments that were received in the most recently completed Fiscal Year for services that will be rendered in the next period.

(32) Excess of plan assets over post-employment benefit liability

The amount recognized in the balance sheet relates to the plan assets in excess of the provisions for post-employment retirement obligations, which are measured at their settlement amount. In the financial year, the provisions for early retirement and the corresponding cover assets amount to EUR 0.

(33) Deferred taxes

As of December 31, 2025, after offsetting deferred tax liabilities against deferred tax assets, a net deferred tax asset remains, which is not recognized in accordance with the accounting option pursuant to Section 274 Paragraph 1 Sentence 2 of the German Commercial Code (HGB).

The deferred tax assets were primarily recognized for the tax-related differences in carrying amounts for tax accruals, pension provisions, and other provisions.

The deferred tax liabilities result mainly from goodwill capitalized in the financial statements and from the tax-related differences in carrying amounts for the valuation of plan assets.

For the valuation of the deferred taxes, tax rates between 26.65% and 31.9% were applied for domestic transactions, and tax rates between 24.0% and 30.0% were applied in connection with the foreign branches.

The different tax rates for domestic use result from the reduction of the corporate tax rate by one percentage point each year from 2028 to 2032.

(34) Other liabilities

The line item, "Other Liabilities" (EUR 476 million; 12/31/2024: EUR 513 million), involves primarily liabilities arising from variation/initial margins (EUR 296 million; 12/31/2024: 359 million) as well as collateral provided for repo transactions (EUR 71 million; 12/31/2024: EUR 91 million). In the recently completed Fiscal Year as in the prior year the agreed margins that had been provided in connection with the OTC derivative (EUR 4,993 million; 12/31/2024: EUR 3,126 million) were offset. This balance sheet item also includes tax liabilities (EUR 59 million; 12/31/2024: EUR 47 million), which involve primarily turnover tax that has not yet been paid.

(35) Pensions and similar obligations

To hedge third-party claims from pension and similar commitments, assets in the form of liquid funds and units or shares in securities funds (*Wertpapiersondervermögen*) are available as of the balance sheet date. The funds are managed exclusively by outside asset managers who invest in exchange-traded securities in accordance with the relevant investment guidelines. In the event CGME enters insolvency, CGME creditors will be denied access to those assets that are transferred to the trustees.

In accordance with § 246 (2) sentence 2 in combination with § 340a (1) HGB, the assets used for hedging purposes will be set off at their fair value against the obligations valued at the settlement amount. The fair values of the relevant funds' assets (market values) are documented as of the balance sheet date in a schedule that is provided by the administrator.

The contractual hedge of the **business pension obligations** was carried out on the basis of a contractual trust arrangement (CTA) with the trustee, Towers Watson Treuhand e.V., Reutlingen.

In 2021 and 2022, pension obligations and shares in the special fund known as "MI-Fund 42" were transferred to Metzler Pensionsfonds (MPF). In accordance with Art. 28 of the Introductory Act to the German Commercial Code (EGHGB), no reserve was set aside for this indirect obligation based on commitments for current pensions. The settlement amount from the pension obligations transferred to the MPF totaled EUR 124 million as of December 31, 2025 (12/312024: EUR 134 million).

To hedge the pension commitments, shares that are held in the special fund "MI-Fonds F39" (costs of acquisition of EUR 65 million; formerly MI-Fonds F42 and Rose) and were purchased or contractually promised by CGME are made available and, pursuant to § 246 (2) sentence 2 in combination with § 340a (1) HGB, were netted at their fair value (EUR 67 million) against the settlement amount from the pension obligations (EUR 107 million). The settlement amount exceeding the plan assets as of the balance sheet date and equaling EUR 40 million (12/31/2024: EUR 43 million) is recognized on the balance sheet under the item, "Accruals for pensions and similar obligations".

As of December 31, 2025, there are also **obligations from pension plans** resulting **from bonus conversions.** The obligations under these plans are linked to the fair values of the corresponding special assets to be used as plan assets. In detail, the **balance sheet values of** the accruals for pensions and similar obligations are composed as shown in the table below, while factoring in the relevant available plan assets that were netted against the fair values in accordance with § 246 (2) sentence 2 HGB:

	12/31/2025		12/31/2024	
	EUR million	EUR mil-lion	EUR million	EUR million
I. General pension obligations				
Settlement amount	107		109	
less				
plan assets *)	- 67	40	- 66	43
II. Pension obligations from bonus conversions				
Settlement amount	72		73	
less				
plan assets **)	- 72	0	- 72	1
Excess of plan assets over post-employment benefit liabilities		**-**		**-**
Accruals for pensions and similar obligations		**40**		**44**

*) Acquisition costs EUR 65 million
**) Acquisition costs EUR 62 million

In the current Fiscal Year, an expense from the interest incurred on the general pension obligations totaled EUR 0.1 million, and the change in the fair value of the plan assets yielded income of EUR 1.6 million. These results components are reported net under other operating income.

Expenses from the interest accrued on pension obligations from bonus conversion equal EUR 5.2 million, and the change in the fair value of the plan assets equals EUR 4.2 million. These earnings components are netted and then booked under other operating expenses.

(36) Tax reserves

The tax provisions in the amount of EUR 4.2 million (prior year: EUR 22 million) mainly relate to the income taxes that the foreign branches are still expected to pay for the recently completed Fiscal Year and for previous tax assessment periods. Furthermore, the expected expense from the Undertaxed Profits Rule was taken into account.

(37) Other accrued liabilities

The other accrued liabilities consist of the following:

Accruals for	12/312025 (EUR million)	12/312024 (EUR million)
Bonus payments to employees	103	104
Clearing, custody and settlement fees	19	24
Outstanding vacation	16	14
Costs related to leases and restoration obligations	7	12
Personnel costs	2	6
Miscellaneous	8	10
Total	**155**	**170**

The provision for costs related to a lease and restoration obligations (EUR 7 million) relates mostly to lease obligations (EUR 6 million) that are connected with a commercial building, which is located at CGME's principal place of business and is no longer used, and that will remain binding until June 2028.

(38) Equity capital

In comparison to the prior year, the equity capital has developed as follows in the reporting year:

EUR millions	Subscribed capital	Capital reserve	Earnings Reserves		Balance sheet loss/profit	Total
			Legal reserve	Other earnings reserves		
As of 1/1/2025	**242**	**4,318**	**33**	**53**	**73**	**4,719**
Capital infusions	-	-	-	-	-	-
Allocation to earnings reserves	-	-	-	73	-73	-
Allocations from net income for 2025	-	-	-	-	65	65
As of 12/312025	**242**	**4,318**	**33**	**126**	**65**	**4,784**

Subscribed capital

The **subscribed capital,** which equals EUR 242 million and is unchanged from the previous year, is divided into 9,481,592 no par shares. The sole shareholder of CGME is Citigroup Global Markets Ltd., London/Great Britain (abbreviated herein as "CGML"), whose financial statements are included in the consolidated financial statements of Citigroup Inc., New York/USA.

Return on equity

As of the end of the recently completed Fiscal Year, the return on equity in accordance with § 26a (1) sentence 4 KWG is 0.13 %.

(39) Breakdown of residual terms to maturity

	12/31/2025 (EUR million)	12/31/2024 (EUR million)
Receivables from banks	**3.680**	**2,989**
with a term to maturity		
- due upon demand	790	594
- due within three months	2.890	2,395
Receivables from clients	**17.708**	**16,805**
with a term to maturity		
- due upon demand	16.515	13,021
- due within three months	671	1,500
- due between three months and one year	243	2,284
- due between one year and five years	279	0
Liabilities owed to banks	**3.541**	**3,324**
with a term to maturity		
- due upon demand	212	180
- due within three months	3.329	3,144
Liabilities owed to clients	**16.814**	**14,290**
with a term to maturity		
- due upon demand	10.907	8,570
- due within three months	1.376	1,511
- due between three months and up to one year	1.598	2,476
- due between one year and five years	2.933	1,444
- due after five years	0	289

(40) Shareholding

The equity investments (EUR 0.15 million, 7.69% of shares) are not marketable and relate to the shares held in True-Sale International GmbH, Frankfurt am Main. The company's equity capital as of December 31, 2024 equaled EUR 4.6 million. The net profit for Fiscal Year 2024 equaled EUR 0.02 million.

(41) Foreign currency

The total amount of assets denominated in foreign currencies as of the balance sheet date is EUR 5.292 million (12/31/2024: 7,018 million); liabilities include foreign currency amounts totaling EUR 7,544 million (12/312024: EUR 6,918 million).

MISCELLANEOUS NOTES

(42) Derivative financial instruments

At the end of Fiscal Year 2025, CGME's derivatives business included the following **transactions** allocated to the respective trading books:

Trading Book	Types of Transactions
Foreign Currency Risks	• OTC currency option transactions and swaps • Currency warrants • Foreign exchange spot transactions
Equities and Index Risks	• Shares and other variable-income securities in the trading portfolio • OTC index & stock options and swaps • Stock and index warrants • Exchange-traded futures and option transactions on equities and stock indexes as well as • Index and equity certificates
Interest rate	• OTC interest rate options and swaps
Other Trading Operations	• Exchange-traded futures • Warrants on commodities and precious metals • OTC options and swaps on commodities and pre-cious metals

The nominal values and fair values of derivatives transactions show the following **residual terms to maturity** as of December 31, 2025:

EUR million	Nominal Value				Fair Value
Trading Book/ Type of Transaction	Terms to Maturity				
	< 1 year	≥ 1 year, ≤ 5 years	> 5 years	Total	Total
Foreign Currency Risks					
OTC-currency options and currency swaps					
○ Bought	172.717	34.549	17.934	225.200	3.933
○ Sold	73.763	34.084	18.207	126.054	-3.929
Currency warrants own issues					
○ Bought	-	-	203	203	232
○ Sold	-	-	204	204	-233
Exchange-traded currency futures					
○ Bought	32.848	613	-	33.461	478
○ Sold	33.161	607	-	33.768	-478
Equities and Index Risks					
Equity warrants own issues					
○ Bought	1.636	21	1.134	2.791	5.955
○ Sold	2.252	24	1.152	3.428	-6.053
OTC-stock options and equity swaps					
○ Bought	20.708	13.665	4.057	38.430	3.344
○ Sold	21.420	13.582	4.057	39.059	-3.327
OTC-index options and index swaps					
○ Bought	14	42	-	56	116
○ Sold	14	42	-	56	-116
Index warrants own issues					
○ Bought	276	547	662	1.485	1.497
○ Sold	442	615	663	1.720	- 1.503
Exchange-traded index futures					
○ Bought	2	-	-	2	0
○ Sold	-	-	-	-	0
Exchange-traded equity and index options					
○ Bought	59	-	-	59	8
○ Sold	50	-	-	50	- 2
Index and equity certificates own issues					
○ Bought	146	29	524	698	7.718
○ Sold	146	22	449	617	-7.823
Interest rate transactions					
OTC-interest options and interest rate swaps					
○ Bought	57.976	190.328	136.862	385.167	25.236
○ Sold	58.011	190.119	136.618	384.748	-25.172
Exchange-traded interest rate futures					
○ Bought	65	-	-	65	0
○ Sold	240	-	-	240	0

EUR million	Nominal Value				Fair Value
Trading Books/ Type of Transaction	Terms to Maturity				
	< 1 year	≥ 1 year, ≤ 5 years	> 5 years	Total	Total
Other Trading Operations					
OTC-options and swaps on commodities, base and precious metals					
○ Bought	11.040	2.282	-	13.322	1.381
○ Sold	9.555	2.277	-	11.832	-1.382
Warrants on commodities and precious metals own issues					
○ Bought	-	-	16	16	34
○ Sold	-	-	16	16	-34
Exchange-traded futures on commodities and precious metals					
○ Bought	2	-	-	2	0
○ Sold	-	-	-	-	**0**

(43) Other financial obligations

For the upcoming years through 2044, other financial obligations from contracts in connection with the leasing of the business premises equal EUR 122 million, of which EUR 63 million are owed to affiliated companies.

The financial obligations arising from leases equal EUR 3 million, of which EUR 0.3 million are owed to affiliated companies.

There remain indirect obligations under pension and similar commitments that are outsourced to Metzler Pensionsfonds (MPF). Please refer to the comments under Note (35) "Pensions and similar obligations".

(44) Minimum tax pursuant to Act for Guaranteeing a Global Minimum Tax for Corporate Groups (Minimum Tax Act)

The regulations published by the Organization for Economic Cooperation and Development (OECD) on Pillar Two have entered into force in certain jurisdictions. As of December 31, 2025, Germany, France, Italy, Spain and the United Kingdom have enacted corresponding legislation to implement these regulations that went into effect for the first time in 2024. CGME is therefore subject to these regulations in Germany, France, Italy, Spain and the United Kingdom.

Based on the most recently available financial data from the Citigroup group companies, no additional tax is expected for CGME if the Minimum Tax Act and similar laws are applied in the countries of the foreign branches in 2025. The reason for this expectation is that the country-by-country safe habour rules (so-called “CbCR Safe Harbour Rules”) can be used.

Additionally, the application of the so-called Undertaxed Profits Rule (UTPR) must be taken into account in the reporting year. Based on the currently available information, CGME expects the UTPR regulation to result in an additional tax burden of EUR 0.2 million.

(45) Information on affiliated enterprises

Receivables from and liabilities owed to affiliated enterprises consist of the following:

	12/31/2025 (EUR millions)	12/31/2024 (EUR millions)
Receivables from banks	903	619
Receivables from clients	8.549	12.018
Other receivables	552	136
Total	**10.004**	**12.773**
Liabilities owed to banks	356	509
Liabilities owed to clients	7.826	7.227
Other liabilities	1.138	200
Total	**9.320**	**7.936**

Transactions with related enterprises are settled on an arm's length basis.

(46) Cash flow statement

CGME refinances itself primarily within the Citigroup group. Cash investments and other financial investments are made exclusively in the short-term segment. Apart from that, we refer to the cash flow statement as set forth below.

Cash Flow Statement per German Accounting Standard No. 21	Fiscal Year 01/01/-12/31/2025 EUR million	Fiscal Year 01/01/-12/31/2024 EUR million
Annual Net Profit/Annual Net Loss	**65**	**73**
Cash positions included in the annual net income and reconciliation with cash flow from current operating activities:		
Amortization/depreciation, value adjustments and reversals on receivables, tangible and fi-	7	5
Changes in accruals	-34	17
Change in other non-cash expenses/income	4	1
Gain/loss from the sale of financial and tangible assets	0	-1
Other adjustments (in net terms)	-88	-97
Subtotal:	**-46**	**-2**
Change in assets and liabilities from current operating activities:		
Receivables:		
- from banks	-691	-131
- from clients	-938	-19.866
Trading portfolio assets	-6.421	-8.335
Other assets from current operating activities	-297	1.089
Liabilities:		
- owed to banks	217	1.672
- owed to clients	2.554	-20.501
Securitized liabilities		
Trading portfolio liabilities	5.566	7.005
Other liabilities from current operating activities	-33	-885
Interest and dividend payments received	911	1.430
Interest paid	-802	-1.281
Income tax payments	-21	-52
Cash flow from current operating activities	**-1**	**-125**
Payments received from the outflow of		
- Financial assets	5	2
- Tangible assets	5	4
Payments made for investments in		
- Financial assets	-1	0
- Tangible assets	-8	-7
Change in cash resources based on investing activities (in net terms)		
Cash flow from investing activities	**1**	**-1**
Payments received from contributions to equity capital	0	0
Payments made to company owners:		
- Dividend payments		
- Other outgoing payments		
Change in cash resources other capital (in net terms)	0	0
Cash flow from financing activities	**0**	**0**
Cash and cash equivalents at the end of previous period	**0**	**126**
Cash flow from current operating activities	-1	-125
Cash flow from investing activities	1	-1
Cash flow from financing activities	0	0
Cash and cash equivalents at the end of the period	**0**	**0**

(47) Annual accounts auditor

The total fees charged by the annual accounts auditor for the Fiscal Year encompass the annual accounts auditing services (EUR 2.3 million) and other services (EUR 0.7 million).

(48) Recommendation on allocation of profits

The Management Board proposes the following for the appropriation of the net profit for the 2025 financial year:

CGME's equity as shown in the balance sheet will remain unchanged as of December 31, 2025, compared to the balance sheet date of the previous financial year. Subject to approval by the relevant bodies, the bank plans to distribute the net profit of EUR 65 million as a dividend to its shareholder.

(49) Governing bodies (officers and directors) of CGME as well as mandatory disclosures pursuant to § 285 no. 10 HGB in combination with § 340a (4) no. 1 HGB

Supervisory Board

Members

Ms. Dagmar Kollmann, Vienna, Lawyer, independent Supervisory Board member,
- Chairperson of the Supervisory Board -

- Membership on other supervisory boards required by law or similar domestic and foreign supervisory bodies
  - Deutsche Telekom AG, Bonn, Germany
  - Paysafe Holdings UK Limited, London, United Kingdom

Ms. Barbara Frohn, London, Bank Director, Citigroup N.A., London - Deputy Chairperson of the Supervisory Board (term expired May 20, 2025) –

Ms. Heike Munro, London, Chartered Accountant (ICAEW), independent Supervisory Board member (term commenced on March 31, 2025), - Deputy Chairperson of the Supervisory Board –

- Membership on other supervisory boards required by law or similar domestic and foreign supervisory bodies
  - Oldenburgische Landesbank AG, Oldenburg, Germany (term expired on January 2, 2026)
  - Clarion Housing Group Limited, London, United Kingdom

Herr Grant Carson, London, Bank Director, Citibank N.A., London (term commenced on March 31, 2025)

Mr. Mbar Diop, London, Bank Director, Citigroup Global Markets Limited, London

Mr. Tim Färber, Kelsterbach, Bank employee, Employee Representative

Mr. Lee Guy, London, Entrepreneur, independent Supervisory Board member (from February 6, to November 13, 2025)

Mr. Holger Haedrich, Liederbach am Taunus, Bank employee, Employee Representative (term commenced on March 31, 2025)

Mr. Leon Hen-Tov, Frankfurt, Bank employee, Employee Representative

Mr. Andrew Reiniger, London, Bank Director, Citibank N.A., London (term commenced on May 20, 2025)

- Membership on other supervisory boards required by law or similar domestic and foreign supervisory bodies
    - Bank Handlowy w Warzawie S.A., Warsaw, Poland

Management Board

Members

Dr. Silvia Carpitella, Milan/Italy, CEO, Bank Director,
Chairperson of the Management Board (term expired on March 31, 2026)

Mr. Ulrich Bender, Flörsheim, CRO, Bank Director

Mr. Stefan Hafke, Kelkheim, Head of Banking, Bank Director

Mr. Peter Kovari, Frankfurt am Main, CFO, Bank Director (term commenced August 8, 2025)

Ms. Cristina Paviglianiti, Milan, Head of Markets, Bank Director

Mr. Michael Weber, Frankfurt am Main, CAO, Bank Director (term expired on June 30, 2026)

Ms. Jean Young, Königstein im Taunus, Head of O&T, Bank Director (term expired March 31, 2026)

Effective February 12, 2026, Dr. Ann-Katrin Wilczek, Frankfurt am Main, Head of Legal (term commenced February 12, 2026)

(50) Information about significant events following the balance sheet date and other decisions applicable to accounting

Effective March 31, 2026, Dr. Silvia Carpitella, CEO and Chair of the Management Board, and Jean Young, Head of O&T, resigned from the Management Board.

Effective April 1, 2026, Stefan Hafke, Head of Banking, was appointed Chair of the Management Board.

Effective February 12, 2026, Dr. Ann-Katrin Wilczek, Frankfurt am Main, Head of Legal, was appointed to the Management Board.

Effective June 30, 2026, Michael Weber, CAO, resigned from the Management Board.

The bank views the Iran conflict as a significant risk, particularly because of its potential impact on the oil price and the resulting negative effects on the global economy. Although no significant impact on CGME's results has been seen so far in the current fiscal year, there are certain forecast uncertainties due to the business model's high dependence on volatile financial markets. The bank therefore considers a decline in future business volume to be possible, which could noticeably impact the earnings situation.

There were no other events of special significance that occurred following the end of the recently completed Fiscal Year and that have not yet been addressed in these annual financial statements.

(51) Information on remuneration

Total remuneration for members of the **Management Board** in the Fiscal Year was EUR 6.9 million. As of the end of the Fiscal Year, pension obligations totaled EUR 0.9 million.

The total remuneration for the former members of management bodies and their survivors was EUR 4.8 million in the reporting year.

Funds set aside for pensions and early retirement obligations owed to former members of the management bodies and their survivors totaled EUR 19.9 million.

Due to the stock-based remuneration, approximately 17.3 thousand shares totaling in a fair value of USD 2.0 million, which converts to approximately EUR 1.7 million, were granted as variable compensation.

In the most recently completed Fiscal Year, expenses for supervisory board compensation benefits were incurred in the amount of EUR 0.6 million. CGME is exercising the option under § 286 (4) HGB with regard to the disclosures about provisions for current pensions and pension expectancies of Supervisory Board members in accordance with § 285 (9b) HGB.

As of the end of the year, there were no outstanding loans to members of the CGME Management Board and Supervisory Board.

(52) Employees

During the Fiscal Year, CGME employed an average of 555 persons. Of that amount, 540 were full-time employees and 15 persons were part-time employees. No trainees were on staff.

The average number of employees working at CGME and its branches in the given Fiscal Year is shown below:

	2025	2024
Citigroup Global Markets Europe AG – Frankfurt	258	272
Citigroup Global Markets Europe AG – France Branch	175	165
Citigroup Global Markets Europe AG – Spain Branch	44	68
Citigroup Global Markets Europe AG – Italy Branch	42	50
Citigroup Global Markets Europe AG – UK Branch	36	27
Total	**555**	**582**

(53) Group affiliation

CGME is included in the group of consolidated companies of CGML, whose financial statements are, in turn, included in the consolidated financial statements of Citigroup Inc., New York, 388 Greenwich Street. The consolidated financial statements can be viewed at the website, www.citigroup.com.

Frankfurt am Main, April 08, 2026

The Management Board

Stefan Hafke (CEO)	Ulrich Bender
Peter Kovari	Cristina Paviglianiti
Michael Weber	Dr. Ann-Katrin Wilczek

INDEPENDENT AUDITOR'S REPORT

To Citigroup Global Markets Europe AG, Frankfurt am Main

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT

AUDIT OPINION

We have audited the financial statements of Citigroup Global Markets Europe AG, Frankfurt am Main — comprising of the balance sheet as of December 31, 2025, and the income statement for the fiscal year from January 1, 2025 to December 31, 2025, as well as the notes to the financial statements, including the presentation of accounting policies.

In addition, we have audited the management report of Citigroup Global Markets Europe AG for the fiscal year from January 1, 2025 to December 31, 2025. In accordance with German legal requirements, we have not audited the content of the sections of the management report listed under "OTHER Information".

In our opinion, based on the findings of our audit

— the accompanying financial statements comply in all material respects with the requirements of German commercial law applicable to shared capital companies and give a true and fair view of the assets, liabilities and financial position of the Company as of December 31, 2025 as well as its results of operations for the fiscal year from January 1, 2025 to December 31, 2025; and

- the accompanying management report as a whole provides an appropriate view of the company. In all material respects, this management report is consistent with the financial statements, complies with German legal requirements and accurately presents the opportunities and risks associated with future development. Our opinion on the management report does not extend to the content of the components of the management report listed under “OTHER Information.”

Pursuant to Section 322 (3) Sentence 1 of the German Commercial Code (HGB), we declare that our audit has not led to any objections regarding the regularity of the annual financial statements and the management report.

BASIS FOR THE AUDIT OPINION

We conducted our audit of the financial statements and the management report in accordance with Section 317 of the German Commercial Code (HGB) and the EU Audit Regulation (No. 537/2014; hereinafter “EU Audit Regulation”), in compliance with the German standards for the audit of financial statements issued by the Institute of Public Auditors in Germany (IDW). Our responsibilities under these regulations and standards are described in more detail in the section “AUDITOR’S RESPONSIBILITY FOR THE AUDIT OF THE FINANCIAL STATEMENTS AND THE Management Report” of our audit report. We are independent of the company in accordance with European Union law as well as German commercial and professional regulations, and we have fulfilled our other German professional obligations in accordance with these requirements.

Furthermore, in accordance with Article 10(2)(f) of the EU Audit Regulation, we declare that we have not provided any prohibited non-audit services as defined in Article 5(1) of the EU Audit Regulation.

We believe that the audit evidence we have obtained is sufficient and appropriate to serve as a basis for our audit opinions on the financial statements and the management report.

KEY AUDIT MATTERS IN THE AUDIT OF THE ANNUAL FINANCIAL STATEMENTS

Key audit matters are those matters that, in our professional judgment, were of the greatest significance in our audit of the financial statements for the fiscal year from January 1, 2025 to December 31, 2025. These matters were considered in the context of our audit of the financial statements as a whole and in forming our audit opinion thereon; we do not issue a separate audit opinion on these matters.

We have identified the following matters as the particularly significant audit matters to be communicated in our audit report:

VALUATION OF FINANCIAL INSTRUMENTS IN THE TRADING PORTFOLIO WITH INPUT PARAMETERS NOT OBSERVABLE IN AN ACTIVE MARKET

Matter

As of December 31, 2025, CGME reports trading assets of EUR 27,715.5 million (55.2% of total assets) and trading liabilities of EUR 24,141.4 million (48.1% of total assets).

Transactions in the trading portfolio are generally measured at cost upon acquisition. Subsequent measurement is performed in accordance with Section 340e (3) of the German Commercial Code (HGB) at fair value less a risk discount. The transactions in the trading portfolio relate to issues of warrants and certificates, the associated hedging transactions (e.g., OTC and exchange-traded derivatives), as well as any repurchases arising from market-making activities. Furthermore, the trading portfolio comprises derivative financial instruments as well as equities and other non-fixed-income securities.

For warrants, certificates, and OTC derivatives, market prices are sometimes not observable. Fair values must then be determined using recognized valuation methods. The selection of valuation models and their parameterization involve judgment. Since the subsequent measurement of financial instruments in the trading portfolio with input parameters not observable in an active market is highly dependent on assumptions and judgments due to the complexity of the valuation procedures and models applied, and since trading assets and trading liabilities represent the second-largest balance sheet items, we have identified this matter as a key audit matter.

The disclosures regarding accounting policies and the composition of derivative transactions in the trading portfolio are included in the notes under “Accounting Policies — (3) Financial Instruments in the Trading Portfolio” and the subsection “Notes to the Balance Sheet — (27) Trading Assets and Liabilities.”

Audit Response and Findings

Based on our risk assessment and evaluation of the risks of material misstatement, we based our audit opinion on both control-based audit procedures and substantive audit procedures. Accordingly, we performed the following audit procedures:

We first obtained a comprehensive understanding of the development of the financial instruments in the trading portfolio, the associated risks, and the internal control system regarding the measurement of financial instruments in the trading portfolio. To assess

the adequacy of the internal control system regarding the valuation of financial instruments for which no observable market prices are available, we conducted interviews and reviewed the relevant documentation.

We assessed the effectiveness of the relevant controls within the Company's internal control system for the valuation of these financial instruments, in particular with regard to price verification independent of the trading division and model validation.

In addition, our valuation specialists performed an independent revaluation as of the balance sheet date on a deliberate selection and a supplementary sample of selected financial instruments in the trading portfolio and compared the results with the values determined by the bank.

Based on the audit procedures we performed, we were satisfied that the valuation models applied by the legal representatives to determine the fair values of the trading portfolios for which no observable market prices are available are appropriate and consistent with the applicable valuation principles. The Company's valuation parameters underlying the valuation are, on the whole, appropriate.

OTHER INFORMATION

The legal representatives and the Supervisory Board are responsible for the other information. The other information includes:

- the non-financial statement contained in Section 6 of the Management Report
- the corporate governance statement contained in Section 5 of the management report
- the remaining parts of the annual report, with the exception of the audited financial statements and management report, as well as our audit opinion.

Our audit opinions on the financial statements and the management report do not extend to the other information, and accordingly, we do not express an audit opinion or any other form of audit conclusion on it.

In connection with our audit, we are responsible for reading the other information and assessing whether it

- contains material inconsistencies with the financial statements, the management report, or the information we have obtained during the audit, or
- otherwise appear to be materially misstated.

RESPONSIBILITY OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD FOR THE FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT

The legal representatives are responsible for the preparation of the financial statements, which comply in all material respects with the German commercial law provisions applicable to corporations, and for ensuring that the financial statements, in accordance with German generally accepted accounting principles, present a true and fair view of the Company’s net assets, financial position, and results of operations. Furthermore, the legal representatives are responsible for the internal controls that they have determined to be necessary in accordance with German generally accepted accounting principles to enable the preparation of financial statements that are free from material misstatements resulting from fraudulent acts (i.e., accounting manipulations and financial losses) or errors.

In preparing the financial statements, the legal representatives are responsible for assessing the Company’s ability to continue as a going concern. Furthermore, they are responsible for disclosing matters related to the company’s ability to continue as a going concern, where applicable. In addition, they are responsible for preparing the financial statements based on the going concern principle, unless actual or legal circumstances preclude this.

In addition, the legal representatives are responsible for preparing the management report, which as a whole provides a true and fair view of the Company’s financial position, is consistent with the annual financial statements in all material respects, complies with German legal requirements, and accurately presents the opportunities and risks of future development. Furthermore, the legal representatives are responsible for the arrangements and measures (systems) they deemed necessary to enable the preparation of a management report in accordance with applicable German legal requirements and to provide sufficient and appropriate evidence for the statements in the management report.

The Supervisory Board is responsible for overseeing the Company’s financial reporting process for the preparation of the annual financial statements and the management report.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS AND OF THE MANAGEMENT REPORT

Our objective is to obtain reasonable assurance as to whether the financial statements as a whole are free from material misstatements due to fraud or error, and whether the management report as a whole presents a true and fair view of the Company’s financial position, is consistent in all material respects with the financial statements and with the

findings obtained during the audit, complies with German statutory requirements, and accurately presents the opportunities and risks of future development, as well as to issue an auditor's report containing our audit opinions on the financial statements and the management report.

Reasonable assurance is a high level of assurance, but not a guarantee, that an audit conducted in accordance with Section 317 of the German Commercial Code (HGB) and the EU Audit Regulation, in compliance with the German Standards on Auditing established by the Institute of Public Auditors in Germany (IDW), will always detect a material misstatement. Misstatements may result from fraudulent acts or errors and are considered material if it could reasonably be expected that, individually or in the aggregate, they would influence the economic decisions of users made on the basis of these financial statements and the management report.

During the audit, we exercise professional judgment and maintain a critical mindset. In addition,

— we identify and assess the risks of material misstatements in the financial statements and management report due to fraud or error, plan and perform audit procedures in response to these risks, and obtain audit evidence that is sufficient and appropriate to serve as a basis for our audit opinions. The risk that a material misstatement resulting from fraud will not be detected is higher than the risk that a material misstatement resulting from error will not be detected, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

— we obtain an understanding of the internal controls relevant to the audit of the financial statements and the arrangements and measures relevant to the audit of the management report in order to plan audit procedures that are appropriate in the circumstances, but not with the objective of expressing an audit opinion on the effectiveness of the Company's internal controls or these arrangements and measures.

— We evaluate the appropriateness of the accounting policies applied by the legal representatives, as well as the reasonableness of the estimated values and related disclosures presented by the legal representatives.

— we draw conclusions regarding the appropriateness of the going concern accounting principle applied by the legal representatives and, based on the audit evidence obtained, whether there is material uncertainty related to events or conditions that could cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements and the management report or, if such disclosures are inadequate, to modify our audit opinion accordingly. We draw our conclusions based on the audit evidence obtained up to the date of our auditor's report.

However, future events or circumstances may result in the Company being unable to continue as a going concern.

- We assess the presentation, structure, and content of the financial statements as a whole, including the disclosures, and whether the financial statements present the underlying business transactions and events in such a way that the financial statements, in accordance with German generally accepted accounting principles, provide a true and fair view of the Company's financial position, results of operations, and cash flows.
- We assess the consistency of the management report with the financial statements, its compliance with the law, and the picture it conveys of the Company's situation.
- we perform audit procedures regarding the forward-looking statements presented by the legal representatives in the management report. Based on sufficient and appropriate audit evidence, we in particular verify the significant assumptions underlying the forward-looking statements made by the legal representatives and assess the appropriate derivation of the forward-looking statements from these assumptions. We do not express a separate audit opinion on the forward-looking statements or the underlying assumptions. There is a significant unavoidable risk that future events will differ materially from the forward-looking statements.

We discuss with those responsible for oversight, among other things, the planned scope and timing of the audit as well as significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We provide a statement to those responsible for oversight that we have complied with the relevant independence requirements and discuss with them all relationships and other matters that could reasonably be expected to affect our independence, and, where applicable, the actions taken or safeguards implemented to address independence threats.

Based on the matters we have discussed with those responsible for governance, we identify the matters that were most significant in the audit of the financial statements for the current reporting period and are therefore the key audit matters. We describe these matters in the auditor's report, unless laws or other regulations preclude public disclosure of the matter.

OTHER STATUTORY AND OTHER LEGAL REQUIREMENTS

OTHER INFORMATION IN ACCORDANCE WITH ARTICLE 10 EU-APRVO

We were elected as auditors by the Annual General Meeting on April 28, 2025. We were appointed by the Supervisory Board on August 25, 2025. We have served as auditors of Citigroup Global Markets Europe AG continuously since the 2021 fiscal year.

We declare that the audit opinions contained in this auditor's report are consistent with the additional report to the audit committee pursuant to Article 11 of the EU Audit Regulation (audit report).

In addition to the audit of the financial statements for the audited entity and the entities controlled by it, we have provided the following services, which were not disclosed in the financial statements or the management report:

- Consent letter for the inclusion of our audit opinion for the fiscal year from January 1, 2025, to December 31, 2025, in a listing document for the Hong Kong Stock Exchange.
- Reporting on the performance of agreed-upon procedures and on facts identified regarding selected fields of the reporting file of Citigroup Global Markets Europe AG, Frankfurt am Main, to fulfill reporting obligations to the National Resolution Authority for the calculation of the 2024 annual contribution to the Single Resolution Fund.
- Opinion on the applicability of the CSRD.
- Report on the performance of an audit engagement regarding non-financial information in accordance with ISAE 3000.

RESPONSIBLE AUDITOR

The auditor responsible for the audit is Lukas Rist.

Frankfurt am Main, April 10, 2026

BDO AG
Wirtschaftsprüfungsgesellschaft

Signed by Gass	Signed by Rist
Wirtschaftsprüferin	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)